        THIS IS A CONFIRMING EDGAR FILING OF A SCHEDULE 13D ORIGINALLY
            FILED WITH THE SEC ON FEBRUARY 14, 1994 (REGISTRATION
                     FILE NUMBER 5-36712) IN PAPER FORM.



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               MAXTOR CORPORATION
                               ------------------
                                (Name of Issuer)

                   Common Stock, par value US$0.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  577729 10 6
                                 --------------
                                 (CUSIP Number)

                                 Kwang Koo Kim
                   Corporate Planning and Coordination Office
                    Hyundai Electronics Industries Co., Ltd.
                          San 136-1, Ami-ri, Bubai-eub
                            Ichon-kun, Kyoungki-do,
                                 467-860 Korea
                               011-82-336-30-2611

                                with a copy to:

                                  Baek Sun Kim
                                Legal Department
                    Hyundai Electronics Industries Co., Ltd.
                         66, Jeokseon-dong, Chongro-ku
                                  Seoul, Korea
                                011-82-2-398-4535
                        -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 3, 1994
                        -----------------------------------
            (Date of Event which requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                 Check the following box if a fee is being paid with the statement: [ ]


                            Exhibit Index on Page 21

                                      1                          Page 1 of 194

                                  SCHEDULE 13D
CUSIP NO.      577729 10 6                                 Page 2 of 194 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Hyundai Electronics Industries Co., Ltd.

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [x]
                                                                      (b)    [ ]


  3        SEC USE ONLY

  4        SOURCE OF FUNDS*
              BK

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [x]

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Republic of Korea


  NUMBER OF        7       SOLE VOTING POWER
   SHARES                  5,844,000 consisting of 5,844,000 shares issuable
                           upon conversion of 5,844,000 shares of Class A
                           Common Stock

 BENEFICIALLY
   OWNED BY        8       SHARED VOTING POWER
     EACH                  None
  REPORTING
 PERSON WITH       9       SOLE DISPOSITIVE POWER
                           5,844,000 consisting of 5,844,000 shares issuable upon conversion of 5,844,000 shares of Class A
                           Common Stock

                   10      SHARED DISPOSITIVE POWER
                           None

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,844,000 consisting of 5,844,000 shares issuable upon conversion of 5,844,000 shares of Class A Common Stock

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.5%

  14       TYPE OF REPORTING PERSON
              CO

                      SEE INSTRUCTIONS BEFORE FILLING OUT
          Include both sides of the cover page, responses to items 1-7
       (including Exhibits) of the Schedule and the Signature Attestation





                                       2                   Page 2 of 194

                                  SCHEDULE 13D
CUSIP NO.      577729 10 6                                 Page 3 of 194 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Hyundai Heavy Industries Co., Ltd.

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [x]
                                                                      (b)    [ ]

  3        SEC USE ONLY

  4        SOURCE OF FUNDS*
              BK

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Republic of Korea


  NUMBER OF        7       SOLE VOTING POWER
   SHARES                  4,870,000 consisting of 4,870,000 shares issuable
                           upon conversion of 4,870,000 shares of Class A
                           Common Stock

  BENEFICIALLY
    OWNED BY       8       SHARED VOTING POWER
      EACH                 None
   REPORTING
  PERSON WITH      9       SOLE DISPOSITIVE POWER
                           4,870,000 consisting of 4,870,000 shares issuable upon conversion of 4,870,000 shares of Class A
                           Common Stock

                   10      SHARED DISPOSITIVE POWER
                           None

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,000 consisting of 4,870,000 shares issuable upon conversion of 4,870,000 shares of Class A Common Stock

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.1%

  14       TYPE OF REPORTING PERSON
              CO

                      SEE INSTRUCTIONS BEFORE FILLING OUT
          Include both sides of the cover page, responses to items 1-7
       (including Exhibits) of the Schedule and the Signature Attestation





                                       3                   Page 3 of 194

                                  SCHEDULE 13D
CUSIP NO.      577729 10 6                                 Page 4 of 194 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Hyundai Corporation

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [x]
                                                                      (b)    [ ]

  3        SEC USE ONLY

  4        SOURCE OF FUNDS*
              BK

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Republic of Korea


  NUMBER OF        7       SOLE VOTING POWER
    SHARES                 4,870,000 consisting of 4,870,000 shares issuable
                           upon conversion of 4,870,000 shares of Class A
                           Common Stock
  BENEFICIALLY
    OWNED BY       8       SHARED VOTING POWER
      EACH                 None
   REPORTING
  PERSON WITH      9       SOLE DISPOSITIVE POWER
                           4,870,000 consisting of 4,870,000 shares issuable upon conversion of 4,870,000 shares of Class A
                           Common Stock

                   10      SHARED DISPOSITIVE POWER
                           None

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,000 consisting of 4,870,000 shares issuable upon conversion of 4,870,000 shares of Class A Common Stock

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.1%

  14       TYPE OF REPORTING PERSON
              CO

                      SEE INSTRUCTIONS BEFORE FILLING OUT
          Include both sides of the cover page, responses to items 1-7
       (including Exhibits) of the Schedule and the Signature Attestation





                                       4                   Page 4 of 194

                                  SCHEDULE 13D
CUSIP NO.      577729 10 6                                 Page 5 of 194 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Hyundai Merchant Marine Co., Ltd.

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [x]
                                                                      (b)    [ ]

  3        SEC USE ONLY

  4        SOURCE OF FUNDS*
              BK

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [x]

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Republic of Korea

  NUMBER OF        7       SOLE VOTING POWER
   SHARES                  3,896,000 consisting of 3,896,000 shares issuable
                           upon conversion of 3,896,000 shares of Class A
                           Common Stock
  BENEFICIALLY
    OWNED BY       8       SHARED VOTING POWER
      EACH                 None
   REPORTING
  PERSON WITH      9       SOLE DISPOSITIVE POWER
                           3,896,000 consisting of 3,896,000 shares issuable upon conversion of 3,896,000 shares of Class A
                           Common Stock

                   10      SHARED DISPOSITIVE POWER
                           None

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,000 consisting of 3,896,000 shares issuable upon conversion of 3,896,000 shares of Class A Common Stock

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.6%

  14       TYPE OF REPORTING PERSON
              CO

                      SEE INSTRUCTIONS BEFORE FILLING OUT
          Include both sides of the cover page, responses to items 1-7
       (including Exhibits) of the Schedule and the Signature Attestation





                                       5                   Page 5 of 194

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value US $0.01 per share (the "Common Stock"), of Maxtor Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 211 River Oaks Parkway, San Jose, California 95134.

Item 2.  Identity and Background.

         (a)-(f) The names of the persons filing this statement are:

                 Hyundai Electronics Industries Co., Ltd., a Korean corporation ("HEI"),

                 Hyundai Heavy Industries Co., Ltd., a Korean corporation
                 ("HHI"),

                 Hyundai Corporation, a Korean corporation ("HC"), and

                 Hyundai Merchant Marine Co., Ltd., a Korean corporation
                 ("HMM").

Each of HEI, HHI, HC and HMM is herein called a "Purchaser."

         HEI is engaged in the business of designing, manufacturing, assembling and marketing semiconductors, information systems, telecommunications equipment, automation electronics and other electronic equipment and instruments.

         HHI is engaged in the business of ship building, the development and manufacture of heavy equipment such as offshore oil wells and gas turbine engines, and the design and construction of electric and nuclear power plants.

         HC is a general trading company selling consumer and other manufactured goods, textiles and raw materials. HC principally trades for members of the affiliated Hyundai group companies although, in some cases, HC may sell goods of non-affiliated companies.

         HMM is in the business of shipping and freight forwarding, principally of containers and automobiles between South Korea and the United States.

         (b) The address of the principal business and of the principal office of HEI is San 136-1, Ami-ri, Bubal-eub, Ichon-kun, Kyoungki-do, Korea. The address of the principal business and of the principal office of HHI is 1, Cheonha-dong, Ulsan, Kyungnam, Korea. The address of the principal business and of the principal office of HC is 140-2, Kye-dong, Chongro-ku, Seoul, Korea. The address of the principal business and of the principal office of HMM is 96, Mukyo-dong, Chung-ku, Seoul, Korea.





                                       6                   Page 6 of 194

         (a)-(c), (f) The name, business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and each person carrying out a function similar to that of a director in a United States corporation of each of the Purchasers are set forth in Schedule I hereto.

         (d)-(e) During the last five years, none of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

         Mong Hun Chung - On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 3 years' imprisonment, suspended for 5 years, and a fine of 12 billion Korean won and a penalty surcharge of 13.4 billion Korean won, against Mr. Chung. The related convictions were based on
(i) alleged improper accounting by HMM, resulting in underpayment of its Korean income tax, and (ii) non-Korean borrowings by a non-Korean subsidiary of HMM without prior approval of Korean foreign exchange control authorities. Under a change in law effective September 1, 1992, such approval is no longer required. An appeal of the convictions is pending in the High Court of Seoul, Korea. Mr. Chung views the prospects for his appeal favorably.

         Joo Yong Kim - On June 4, 1993, the Criminal District Court, Seoul, Korea, entered a sentence of 10 months' imprisonment, suspended for 2 years, against Mr. Kim. The related convictions were based on allegations that HEI offered entertainment for its employees, employee family members and suppliers for the purpose of supporting a political candidate rather than for business purposes. An appeal of the convictions is pending in the High Court of Seoul, Korea. In addition, a petition to declare the statutes under which the convictions were entered invalid under the





                                       7                   Page 7 of 194

Constitution of the Republic of Korea is pending in the Constitutional Court, Seoul. Mr. Kim views the prospects for his appeal and petition favorably.

         Se Yong Park - On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 3 years' imprisonment, suspended for 4 years, against Mr. Park. The related conviction was based on alleged improper accounting by HMM, resulting in underpayment of its Korean income tax. An appeal of the conviction is pending in the High Court of Seoul, Korea. Mr. Park views the prospects for his appeal favorably.

         Kyung Hee Choi - On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 2 and 1/2 years' imprisonment, suspended for 3 years, against Mr. Choi. The related conviction was based on alleged improper accounting by HMM, resulting in underpayment of its Korean income tax. An appeal of the conviction is pending in the High Court of Seoul, Korea. Mr. Choi views the prospects for his appeal favorably.

Item 3.  Source and Amount of Funds or Other Consideration.

         The sources and amounts of funds used to pay for the Purchased Shares were as follows:

         HEI:           Funds borrowed from                    US$44,998,800
                        The Nippon Credit Bank, Limited,
                        Los Angeles Agency

         HHI:           Funds borrowed from                    US$37,499,000
                        American Express Bank Ltd.

         HC:            Funds borrowed from                    US$37,499,000
                        American Express Bank Ltd.

         HMM:           Funds borrowed from                    US$29,999,200
                        The Nippon Credit Bank, Limited,
                        Los Angeles Agency

Item 4.  Purpose of Transaction.

         (a)-(j) The Purchasers purchased an aggregate of 19,480,000 shares (the "Purchased Shares") of the Company s Class A Common Stock, par value U.S. $0.01 per share (the "Class A Common Stock") from the Company on the date set forth on the cover page hereof (the "Closing Date") pursuant to a stock purchase agreement (the "Stock Purchase Agreement") dated September 10, 1993. The Stock Purchase Agreement is attached hereto as Exhibit 1, and is





                                       8                          Page 8 of 194
incorporated herein in its entirety. Pursuant to the Stock Purchase Agreement, the Company amended and restated its certificate of incorporation effective on the Closing Date. Such amended and restated certificate of incorporation is herein called the "Restated Certificate." The form of the Restated Certificate is attached to the Stock Purchase Agreement as Exhibit B. The Purchased Shares constitute all the outstanding shares of Class A Common Stock.

         Under the Restated Certificate, the holders of Class A Common Stock are entitled to nominate a proportionate number of directors of the Company's Board of Directors, according to the proportion of the Company's outstanding voting shares which the outstanding Class A Common Stock represents. While this nomination right is in effect, the balance of the nominees for directors will be selected by the Company's Board of Directors, provided that the vote in favor of such other nominees must include the vote of at least a majority of the directors not nominated by the Class A Common Stock. The Purchasers have agreed in the Stock Purchase Agreement that so long as this nomination right is in effect, they will vote the shares of Class A Common Stock and Common Stock held by them in favor of the directors nominated in accordance with the foregoing procedure.

         Pursuant to the Stock Purchase Agreement, on February 3, 1994, the Purchasers nominated Mong Hun Chung, C.S. Park and In Baik Jeon as directors of the Company. Mon Hun Chung is the Chairman and a Representative Director of HEI. C.S. Park is a Senior Vice President of HEI and the President and Chief Executive Officer of Axil Workstations, a division of HEI's subsidiary, Hyundai Electronics America. In Baik Jeon is Vice President, Corporate Planning and Coordination Office of HEI. On February 7, 1994, the Company's Board of Directors increased the authorized number of directors from 5 to 8, and elected the individuals so nominated as directors of the Company.

         The nomination right of the Class A Common Stock is suspended during any period (subject to 90 days advance notice from the Company) when the holders of Class A Common Stock do not hold either (a) at least 15,584,000 shares (as presently constituted) of Class A Common Stock and/or Common Stock issued on conversion of Class A Common Stock, or (b) 20% by voting power of the Company's outstanding voting stock.

         Under the Restated Certificate, the Board of Directors of the Company must elect as the Chairman of the Board, from the directors then serving, the director designated by the holders of a





                                       9                   Page 9 of 194
majority of the Class A Common Stock. This right terminates if the holders of Class A Common Stock (after 90 days notice from the Company) do not hold either (a) at least 15,584,000 shares (as presently constituted) of Class A Common Stock, or (b) at least 11,688,000 shares (as presently constituted) of Class A Common Stock provided such shares of Class A Common Stock, together with any other shares of voting stock then held by the holders thereof, constitute at least 20% by voting power of the Company's outstanding voting stock.

         Pursuant to the Stock Purchase Agreement, the Purchasers on February 3, 1994 nominated Mong Hun Chung as Chairman of the Board of the Company. On February 7, 1994, the Company's Board of Directors elected Mong Hun Chung to such position.

         The approval of a majority of the Class A Common Stock is required in order for the Company to terminate, acquire or commence certain core lines of business (as defined in the Restated Certificate), incur obligations to make aggregate capital expenditures in any fiscal year in excess of $80,000,000, make any decision respecting the location of certain new high-volume manufacturing facilities, enter into a joint venture (as defined in the Restated Certificate) with an initial contribution worth U.S. $5,000,000 or more, grant certain material licenses for intellectual property owned by the Company (as specified in Restated Certificate), enter into a written contract with specified executive officers with a fixed employment term or termination benefits not generally available to the Company's employees, consummate a Corporate Sale (as defined in the Restated Certificate) prior to the fifth anniversary of the Closing Date, consummate a Corporate Sale after such fifth anniversary unless the holders of Class A Common Stock are given certain rights specified in the Restated Certificate to consummate a Corporate Sale on similar terms, create or issue stock senior to common stock or carrying rights different from or in addition to the rights of the Common Stock or enter into any transaction involving the issuance of securities (or rights to acquire securities) carrying 20% or more of the outstanding voting stock. In the Stock Purchase Agreement, the Purchasers have agreed that they will not unreasonably withhold such approval.

         The foregoing approval rights terminate if the holders of Class A Common Stock (after 90 days' notice from the Company) do not hold either
(a) 19,480,000 shares (as presently constituted) of Class A Common Stock and/or Common Stock issued upon conversion thereof (less





                                      10                   Page 10 of 194
up to 80,000 of such shares whose transfer or surrender is required by law) provided such shares, together with any other shares of voting stock then held by the holders thereof, constitute at least 20% by voting power of the Company's outstanding voting stock or (b) at least 30% by voting power of the Company's outstanding voting stock.

         The Purchasers have agreed in the Stock Purchase Agreement not to engage in any proxy solicitation so long as the foregoing approval rights remain in effect, except in connection with an offer to purchase additional shares in accordance with the Standstill Provisions summarized below, or unless the Purchasers and their respective affiliates hold at least a majority of the aggregate outstanding Common Stock and Class A Common Stock and have not acquired any of the Company's capital stock in breach of the Standstill Provisions.

         The Class A Common Stock is convertible at any time at the option of the holder into an equal number of shares of Common Stock, subject to adjustment on the occurrence of certain events. In the Stock Purchase Agreement, the Purchasers have agreed not to transfer any Class A Common Stock to a non-affiliate without prior conversion into Common Stock. Under the Restated Certificate, any shares of Class A Common Stock purported to be transferred to a non-affiliate of a Purchaser will automatically convert into Common Stock.

         The Stock Purchase Agreement provides that each Purchaser (and any affiliate of a Purchaser) may purchase additional shares of the Company's capital stock, without any further approval of the Company's Board of Directors, only under the following circumstances: (a) to maintain the Purchasers' collective percentage ownership interest, (b) to increase its percentage ownership, as long as the purchase will not cause the Company to lose a material benefit under its net operating loss carryforward and as long as the aggregate resulting percentage interest of all Purchasers (and their respective affiliates) does not exceed 45%, (c) in a tender or exchange offer by any or all Purchasers (or an affiliate) for all the Company's outstanding Common Stock solely for cash or marketable securities, provided the purchase price has been approved by a majority of the disinterested directors following negotiations conducted in good faith, or in the open market following such a tender or exchange offer if, upon its closing, the Purchasers and their respective affiliates collectively hold at least 80% of the aggregate Common Stock and Class A Common Stock





                                      11                   Page 11 of 194
then outstanding, or (d) in the open market if both (i) a third party makes a tender or exchange offer for 40% or more of the outstanding shares or accumulates more than 20% of the outstanding shares and (ii) the Company's Board of Directors has redeemed the rights outstanding under its Rights Agreement dated January 27, 1988, as amended, or modified or waived such Rights Agreement or failed to renew it on substantially the same terms upon its expiration. The provisions described in this paragraph and in the immediately following paragraph are herein called the "Standstill Provisions."

         The approval of the Company's Board of Directors is required for all other purchases by the Purchasers and their affiliates until August 18, 2000 or, if sooner (i) six months after the Purchasers collectively own less than 20% of the voting power in the Company or (ii) upon any material breach by the Company of the rights accorded to the Class A Common Stock in the Restated Certificate or of the Pro Rata Purchase Right described in the immediately following paragraph.

         The Company has agreed in the Stock Purchase Agreement that it will notify all Purchasers of any proposed issuance of its capital stock or options, warrants, securities or other rights exercisable or convertible for or into its capital stock, and afford them the right to purchase a proportionate share of such issuance, based on their respective holdings of Common Stock and/or Class A Common Stock and the total amount of Common Stock and Class A Common Stock then outstanding. A Purchaser may accept such offer within 60 days after the Company's notice, subject to extension by up to 60 additional days if required for any necessary governmental approval. This pro rata purchase right does not apply to employee or director stock plans, issuances to acquire a business, issuances upon conversion of the Company's 5.75% Convertible Subordinated Debentures due March 1, 2012 or any issuance made at a time when the director nomination right summarized above is not in effect. The right of Pro Rata Purchase described in this paragraph is herein called the "Pro Rata Purchase Right."

         The Company has agreed to cooperate where feasible with the Purchasers on research and development, marketing and manufacturing matters, including involving members of the Purchasers' staffs in future product and manufacturing development efforts and providing the Purchasers and their affiliates the opportunity to participate on a most-favored supplier basis in supplying





                                      12                   Page 12 of 194
components for use in the Company's products, such as DRAMs and SRAMs and in providing subcontract manufacturing services. Such cooperation will include, among other things, entering into royalty-free cross-licenses or exchanges relating to patents for disk drive components and, subject to the consent of Kubota Corporation (the Company's partner in Maxoptix Corporation), relating to magneto-optical disk drives; and such other cooperation on technical and marketing matters as is mutually agreed upon. In addition, the Company will supply disk drives to HEI for use in its systems on a most-favored customer basis.

         The Company has also agreed to appoint as an executive officer with a mutually agreed title one of the directors nominated by the Purchasers who will be included in ongoing senior management reporting and discussion, and to arrange for employee exchanges, where appropriate on mutually agreed upon terms.

         The Company has agreed to register shares of Common Stock issued or issuable on conversion of Class A Common Stock on the terms specified in the Stock Purchase Agreement.

         The Purchasers intend to review on a continuing basis their investment in the Company and, depending on their evaluation of their cooperative efforts with the Company and the Company's business, operations, financial needs and prospects and upon market and economic conditions, the Purchasers may determine to increase (through exercise of the Pro Rata Purchase Right or, subject to the Standstill Provisions, open market or privately negotiated transactions or otherwise) or continue to hold the Purchased Shares as an investment or dispose of some or all of them.

         Except as set forth in this Item 4 and Item 6 hereof, none of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling persons, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Purchasers may be deemed to beneficially own (as that term is defined in Rule 13d-3) an aggregate of 19,480,000 shares of Common Stock, representing 39.8% of the total number of shares of Common Stock outstanding (based upon the total number of shares outstanding on





                                      13                   Page 13 of 194

February 4, 1994 as set forth in the Company's quarterly report on Form 10-Q for the period ended December 25, 1993, increased by the shares subject to conversion of all the Purchased Shares), consisting of the following:

              (i) 5,844,000 shares of Common Stock which HEI has the right to acquire upon conversion of the 5,844,000 shares of Class A Common Stock it purchased pursuant to the Stock Purchase Agreement,

              (ii) 4,870,000 shares of Common Stock which HHI has the right to acquire upon conversion of the 4,870,000 shares of Class A Common Stock it purchased pursuant to the Stock Purchase Agreement,

              (iii) 4,870,000 shares of Common Stock which HC has the right to acquire upon conversion of the 4,870,000 shares of Class A Common Stock it purchased pursuant to the Stock Purchase Agreement, and

              (iv) 3,896,000 shares of Common Stock which HMM has the right to acquire upon conversion of the 3,896,000 shares of Class A Common Stock it purchased pursuant to the Stock Purchase Agreement.

The separately-calculated percentage beneficially owned (as that term is defined by Rule 13d-3) by each Purchaser, based on such total number of shares outstanding on February 4, 1994 increased only by the shares subject to conversion of such Purchaser's (and no other Purchaser's) Purchased Shares is 16.5% (HEI), 14.1% (HHI), 14.1% (HC) and 11.6% (HMM). Because Rule
13d-3(d)(1)(i) provides for such multiple separate calculations, these percentages are set forth in Item 13 of the cover page (pages 2-5) of this statement.

         Pursuant to the Company's 1986 Outside Directors Stock Option Plan, Mong Hun Chung was granted an option to purchase 15,000 shares of Common Stock upon his appointment to the Company's Board of Directors on February 7, 1994. Such option is exercisable, at a price per share of Common Stock of US$6.0625, as to 3/48 of the shares subject thereto after 3 months' service as a director and as to 1/48 of such shares for each full month of continuous service thereafter, and expires on February 7, 2004.





                                      14                   Page 14 of 194

         Except as set forth in this Item 5(a), none of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling person, beneficially owns any shares of Common Stock.

         (b) Each Purchaser has sole voting and dispositive power with respect to Common Stock beneficially owned by it, as stated in Item 5(a) hereof.

         (c) Except as described in Item 5(a) hereof with respect to the purchase of the Purchased Shares pursuant to the Stock Purchase Agreement, none of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling persons have effected any transactions in shares of Common Stock during the past sixty days.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 4 hereof is hereby incorporated in its entirety into this Item 6.

         The Purchasers have informally agreed among themselves to act together with respect to the acquisition, holding, voting and disposing of equity securities of the Company. Such agreement has not been reduced to written form, and is terminable as to any Purchaser at any time at the election of such Purchaser. Pursuant to such informal agreement, HHI, HC and HMM have each granted a revocable power of attorney with respect to the voting of shares of Class A Common Stock held by it to Joo Yong Kim, the President and a Representative Director of HEI. Copies of such powers of attorney are attached hereto as Exhibits 6, 7 and 8.

         Except as set forth or incorporated by reference in this Item 6, none of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling person, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, those enumerated in Item 6 of Schedule 13D.





                                      15                   Page 15 of 194

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1: Stock Purchase Agreement dated September 10, 1993 among the Company and the Purchasers.

           Exhibit 2: Loan Agreement among HEI, HMM and The Nippon Credit Bank, Limited, Los Angeles Agency dated as of January 28, 1994.

           Exhibit 3: Loan Agreement between HHI and American Express Bank Ltd. dated as of January 28, 1994.

           Exhibit 4: Loan Agreement between HC and American Express Bank Ltd. dated as of January 28, 1994.

           Exhibit 5: Joint Filing Agreement, dated February 3, 1994 among the Purchasers.

           Exhibit 6:   Power of Attorney -- HHI

           Exhibit 7:   Power of Attorney -- HC

           Exhibit 8:   Power of Attorney -- HMM





                                      16                   Page 16 of 194

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994          HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                                  By:         /s/  Joo Yong Kim
                                      --------------------------------------
                                                   JOO YONG KIM
                                       President and Representative Director



Date:  February 14, 1994          HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                  By:        /s/  Joo Yong Kim
                                      --------------------------------------
                                                  JOO YONG KIM
                                                Attorney-in-Fact



Date:  February 14, 1994          HYUNDAI CORPORATION

                                  By:          /s/  Joo Yong Kim
                                      --------------------------------------
                                                    JOO YONG KIM
                                                  Attorney-in-Fact



Date:  February 14, 1994          HYUNDAI MERCHANT MARINE CO., LTD.

                                  By:         /s/  Joo Yong Kim
                                      --------------------------------------
                                                   JOO YONG KIM
                                                 Attorney-in-Fact





                                      17                         Page 17 of 194

                                                                      Schedule I

         1. HEI. The following table sets forth the name of each executive officer of HEI and each person carrying out a function in HEI similar to that of a director in a United States corporation. The position(s) stated with HEI for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is San 136-1, Ami-ri, Bubal-eub, Ichon-kun, Kyoungki-do, Korea.

           Name                              Office Held
           ----                              -----------
      Mong Hun Chung               Chairman and Representative Director

      Joo Yong Kim                 President and Representative Director

      Dong Sik Kim                 Executive Vice President, Industrial Electronics Sector

      Kyung Hee Choi               Executive Vice President, Administration Division

      Kye Hwan Oh                  Executive Vice President, Memory Business Division

      Y.Y. Rah                     Executive Vice President

         2. HHI. The following table sets forth the name of each executive officer of HHI and each person carrying out a function in HHI similar to that of a director in a United States corporation. The position(s) stated with HHI for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is 1, Cheonha-dong, Ulsan, Kyungnam, Korea.

           Name                              Office Held
           ----                              -----------
      Jung Kook Kim                President and Representative Director

      Soo Sik Kwon                 Executive Vice President, Engine Division

      Ju Yeong Kim                 Executive Vice President, Plant Division

      Jeong Nam Lee                Executive Vice President, Ship-Building Division

      Jong Seo Han                 Executive Vice President, Head of Seoul Office

      Yeong Gi Lee                 Senior Vice President, Financing and Administration





                                      18                         Page 18 of 194

         3. HC. The following table sets forth the name of each executive officer of HC and each person carrying out a function in HC similar to that of a director in a United States corporation. The position(s) stated with HC for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is 140-2, Kye-dong, Chongro-ku, Seoul, Korea.

             Name                         Office Held
             ----                         -----------
         Choon Lim Lee                Chairman

         Se Yong Park                 President and Representative Director

         Chung Il Chung               Executive Vice President

         Kang Soo Choo                Executive Vice President, Energy and Resources Division

         Won Jin Park                 Vice President, Managerial Administration Division








                                      19                         Page 19 of 194

         4. HMM. The following table sets forth the name of each executive officer of HMM and each person carrying out a function in HMM similar to that of a director in a United States corporation. Except as otherwise indicated, the position(s) stated with HMM for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is 96, Mukyo-dong, Chung-ku, Seoul, Korea.

                                                                           Present Principal Occupation
             Name                      Office Held                                or Employment
             ----                      -----------                         ----------------------------
         Yung Won Hyun           Chairman

         Mong Hun Chung          Vice Chairman                         Chairman and Representative Director
                                                                       of HEI
         Se Yong Park            President and Representative
                                 Officer

         Young Woo Yoon          Executive Vice President, Bulk
                                 Carrier Business Division

         Ik Sang Moon            Executive Vice President, Container
                                 Business Division

         Dong Kook Chang         Senior Vice President, Managerial
                                 Administration Division

                 Principal business and address of corporations

         The principal businesses and addresses of HEI, HHI, HC and HMM are set forth in Item 2 of this statement.





                                      20                          Page 20 of 194

                                 Exhibit Index

                                                                                 Page No. in
                                                                                 Sequentially
Exhibit No.          Description of Exhibit                                      Numbered Copy
- -----------          ----------------------                                      -------------
Exhibit 1:           Stock Purchase Agreement                                          22
                     dated September 10, 1993 among
                     the Company and the Purchasers.

Exhibit 2:           Loan Agreement among HEI, HMM and                                 84
                     The Nippon Credit Bank, Limited,
                     Los Angeles Agency dated as of
                     January 28, 1994.

Exhibit 3:           Loan Agreement between HHI and                                   115
                     American Express Bank Ltd. dated as
                     of January 28, 1994.

Exhibit 4:           Loan Agreement between HC and                                    149
                     American Express Bank Ltd. dated as
                     of January 28, 1994.

Exhibit 5:           Joint Filing Agreement, dated                                    185
                     February 3, 1993 among the Purchasers.

Exhibit 6:           Power of Attorney -- HHI                                         186

Exhibit 7:           Power of Attorney -- HC                                          189

Exhibit 8:           Power of Attorney -- HMM                                         192





                                      21                          Page 21 of 194

                                                                       Exhibit 1

                            STOCK PURCHASE AGREEMENT



                 This Stock Purchase Agreement dated September 10, 1993 is entered into among HYUNDAI ELECTRONICS INDUSTRIES CO., LTD., a Korean corporation ("HEI"), HYUNDAI HEAVY INDUSTRIES CO., LTD., a Korean corporation, HYUNDAI CORPORATION, a Korean corporation, and HYUNDAI MERCHANT MARINE CO., LTD., a Korean corporation, (collectively, the "Purchasers"), and MAXTOR CORPORATION, a Delaware corporation ("Maxtor").

                 Maxtor develops, manufactures and markets disk drive products for personal computers, workstations, notebooks and mobile computing devices. The Purchasers desire to purchase 19,480,000 shares of Class A common stock of Maxtor (the "Shares") and Maxtor desires to sell the Shares to the Purchasers on the terms and conditions set forth herein. Capitalized terms used herein are defined as set forth in Section 10.


SECTION 1.       PURCHASE OF THE SHARES

       1.1       The Shares; Purchase Price.

         The Purchasers severally agree to purchase the Shares at a price of $7.70 per Share or $149,996,000 in the aggregate (the "Purchase Price"). The number of Shares to be purchased by each Purchaser, and the portion of the Purchase Price to be paid by each, is set forth under its signature. The Shares will represent, on a pro forma basis giving effect to the issuance of the Shares, 39.84% of the outstanding voting stock of Maxtor as of August 31, 1993 (not including stock options, whether vested or unvested, or issued or unissued, or debenture conversions). The Shares will be convertible, at the Purchasers' election, into shares of unclassified common stock of Maxtor (the "Common Stock"). The Purchase Price shall be paid in cash in immediately available funds at the Closing.

       1.2       Closing.

         The closing of the purchase contemplated herein shall be consummated at a closing to be held as promptly as feasible after the satisfaction (or waiver) of all the conditions set forth in Sections 4 and 5, subject to any prior termination pursuant to Section 9.9. The consummation of such purchase is herein called the "Closing" and the date on which the Closing occurs the "Closing Date." At the Closing, no Shares will be purchased or sold unless all Shares are purchased and sold.

       1.3       Delivery of Certificates.

         At the Closing, Maxtor shall deliver to each of the Purchasers a certificate duly issued in the name of such Purchaser representing the number of Shares set forth under its signature.


                                       1                   Page 22 of 194

SECTION 2.       REPRESENTATIONS AND WARRANTIES OF MAXTOR

         Maxtor hereby represents and warrants to each Purchaser that at the date hereof, except as set forth in the Disclosure Memorandum (which constitutes a part of the representations and warranties made in this Section
2) with reference to the Section or Sections in this Section 2 as to which the exception applies and except as may be waived in writing by the Purchasers:

       2.1       Organization, Good Standing and Qualification.

         Maxtor is a corporation duly organized, validly existing and in good standing under the law of Delaware and has all necessary power and authority under applicable corporate law to own its Properties and to carry on its business as now owned and operated by it. Maxtor is duly qualified as a foreign corporation to do business, and is in good standing, in each of the states listed in SCHEDULE 2.1. Any failure of Maxtor to be qualified as a foreign corporation to do business in states other than those so listed does not and will not, either individually or in the aggregate, have a Material Adverse Effect on Maxtor.

       2.2       Authority.

         Subject to Shareholder approval of, and the effectiveness of, the Restated Articles, Maxtor has full power, legal capacity and authority under applicable corporate law to enter into, perform and comply with this Agreement and all proceedings required to be taken by Maxtor to authorize the execution, delivery and performance of and compliance with this Agreement have been legally and properly taken.

       2.3       No Conflict, Change.

         Subject to the consents and other actions referred to in Section 2.4 having been obtained and taken, the execution and delivery of this Agreement, and the performance of and compliance with this Agreement, will not give rise to, accelerate the maturity of or otherwise modify any obligation of Maxtor or any Subsidiary, or result in a breach of or constitute a default under or result in the creation of a lien on any of Maxtor's Properties or the Properties of any Subsidiary that will have a Material Adverse Effect on Maxtor or a material impact on the transactions contemplated herein, in each case pursuant to: (a) any Governmental Requirement applicable to Maxtor or any Subsidiary; or (b) the charter documents or by-laws of Maxtor or any Subsidiary; or (c) any Employee Plan, judgment, order or decree, or any contract or other instrument or arrangement, to which Maxtor or any Subsidiary is a party or by which Maxtor or any Subsidiary or any Property of any of them is bound. To Maxtor's Knowledge, as of the date hereof, no material change in the business or business relationships of Maxtor and the Subsidiaries taken as a whole is a likely result of the transaction contemplated herein.

       2.4       Approvals, Etc.

         Except as listed in SCHEDULE 2.4, no consent, permit or approval of, filing with or notice to any Governmental Agency or any other Person (whether or not governmental in character) has been or is required to be obtained, made or given by Maxtor or any Subsidiary in order for Maxtor





                                       2                   Page 23 of 194
and the Subsidiaries without any breach or violation, to consummate or comply with this Agreement the absence of which will have a Material Adverse Effect on Maxtor or a material impact on the transactions contemplated herein.

       2.5       Subsidiaries and Other Investments.

         Maxtor does not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, business, association, trust or other entity, except as set forth in SCHEDULE 2.5. Each of the corporate entities designated as a subsidiary in SCHEDULE 2.5 (the "Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated and has all necessary power and authority under applicable corporate law to own its Properties and to carry on its business as now owned and operated by it. Each Subsidiary is duly qualified as a foreign corporation to do business in jurisdictions where failure to so qualify has or will have a Material Adverse Effect on Maxtor. SCHEDULE 2.5 indicates which Subsidiaries are Major Subsidiaries.

       2.6       Capital Structure.

             (a) The authorized capital stock of Maxtor (prior to the amendment described in Section 4.12) consists of 125,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of August 31, 1993 there were issued and outstanding 29,417,613 shares of Common Stock and no shares of Preferred Stock. Since that date, Maxtor has issued no capital shares except upon exercise of options outstanding on that date under the Maxtor Stock Option Plans of 1985, 1988 and 1992 or rights outstanding on that date under the Maxtor Employee Stock Purchase Plan, or upon conversion of the Maxtor 5.75% Convertible Subordinated Debentures due March 1, 2012 outstanding on that date. All such issued shares are validly issued, fully paid and non-assessable and no holder thereof is entitled to preemptive rights. All such shares have been issued in compliance with the registration and qualification requirements of all federal and state securities laws, except for any possible noncompliance that, in the aggregate, does not have and will not have a Material Adverse Effect on Maxtor.

             (b) Except as set forth in SCHEDULE 2.6, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other contracts obligating Maxtor or any Subsidiary to issue or to transfer from treasury any shares of its capital stock (collectively, "Stock Rights").

             (c) All of the issued and outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities and other laws. Maxtor owns, directly or indirectly through one or more wholly-owned Subsidiaries, all the issued and outstanding shares of capital stock of all Subsidiaries, except that Maxtor owns 64.57% of the outstanding voting stock of Maxoptix.

             (d) The Shares, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable.





                                       3                   Page 24 of 194

             (e) SCHEDULE 2.6 sets forth the names of all of record holders of 50,000 or more shares of the outstanding Common Stock as of August 31, 1993.
To the Knowledge of Maxtor, there is no "beneficial owner" (as that term is defined by SEC Rule 13d-3) of 5% or more of the outstanding Common Stock except as is listed on SCHEDULE 2.6.

       2.7       Financial Statements.

         The financial statements audited by Ernst & Young and contained in Maxtor's annual report on Form 10-K for the fiscal year ended March 27, 1993 filed with the SEC (the "Annual Financial Statements"), and the unaudited consolidated balance sheet of Maxtor at June 26, 1993 and the related consolidated statement of income for the fiscal quarter ended on June 26, 1993, certified by the chief financial officer of Maxtor (the "Interim Financial Statements"), and the confidential unaudited consolidated balance sheet of Maxtor at August 21, 1993 and the related consolidated statement of income for the two fiscal months ended on August 21, 1993, certified by the chief financial officer of Maxtor, (i) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated and in prior periods, except, in the case of the Interim Financial Statements, for the omission of footnotes and of normal year-end adjustments; and (ii) fairly present the consolidated financial position of Maxtor as of the respective dates indicated and the consolidated results of its operations for the respective periods indicated.

       2.8       Absence of Certain Changes.

         Since the date of the Interim Financial Statements, there has not been by, or with respect to, Maxtor or any Subsidiary, any change that had, has or will have a Material Adverse Effect on Maxtor (other than changes in Maxtor's prospects resulting from normal industry occurrences such as competitive product announcements, supplier financial difficulty or inability to ship adequate quantities or quality of products, losses of significant customers or customers' financial difficulty and development or product introduction delays).

       2.9       Material Transactions.

             SCHEDULE 2.9 identifies all transactions engaged in by Maxtor or any Subsidiary since March 27, 1993 that (a) were, are or will be required to be described in reports on Forms 10-K, 10-Q or 8-K or in Maxtor's proxy statement, (b) were not and would not be required to be disclosed in such reports or proxy statement but were not in the ordinary course of business and involved payments by or to Maxtor or any Subsidiary of $20,000,000 or more, or
(c) constitute a liability or potential liability that Maxtor believes could reasonably exceed $20,000,000. SCHEDULE 2.9 identifies all business or business relationships of Maxtor or any Subsidiary which were material to Maxtor and its Subsidiaries taken as a whole and have been terminated since March 31, 1993 except those terminated in the ordinary course of business without breach or alleged breach by any party.

       2.10      Intellectual Property.

             (a) SCHEDULE 2.10 lists (i) each patent issued to, each patent application filed by, and each patent application referred to patent counsel for prosecution by, Maxtor or any Subsidiary;





                                       4                   Page 25 of 194

(ii) each material registered copyright, trademark, service mark and similar registered item owned by Maxtor or any Subsidiary; (iii) each license to Maxtor or any Subsidiary of Intellectual Property Rights upon which Maxtor or any Subsidiary is materially dependent and which is not generally available; and
(iv) each license of Intellectual Property Rights granted by Maxtor or any Subsidiary other than a license granted to customers in the ordinary course of business.

             (b) Maxtor and/or the Subsidiaries own, or are licensed or otherwise have the rights to use, all patents, trademarks, trade names, copyrights, technology, trade secrets, know-how and processes (collectively, "Intellectual Property Rights") material to or necessary for the conduct of their businesses as presently conducted. No claims are pending by any Person against Maxtor or any Subsidiary as to the use of any Intellectual Property Rights or challenging or questioning the validity or effectiveness of any license or agreement regarding Intellectual Property Rights and, to Maxtor's Knowledge, the use by Maxtor or any Subsidiary of all Intellectual Property Rights does not infringe on the rights of any Person. To the Knowledge of Maxtor, no third Person is infringing on the Intellectual Property Rights of Maxtor or any Subsidiary.

       2.11      Liabilities, Debts, Etc.

         As of the date of the Annual Financial Statements and as of the date of the Interim Financial Statements, Maxtor had no liabilities, obligations or debts, which must be accrued as liabilities on a balance sheet, or disclosed in financial statements, prepared under generally accepted accounting principles, other than those reflected or disclosed in the Annual Financial Statements and the Interim Financial Statements, respectively.

       2.12      Tax Returns and Payments.

         The provisions made in the Annual Financial Statements and the Interim Financial Statements with regard to accrued and deferred income taxes are in accordance with GAAP. The material income tax reporting positions of Maxtor and the Subsidiaries have substantial support.

       2.13      Compliance with Governmental Requirements, Rights of Others.

             (a) To the Knowledge of Maxtor, neither Maxtor nor any Subsidiary is in violation of, nor has any violated, any applicable Governmental Requirement or rights of any Person, which violation has or will have a Material Adverse Effect on Maxtor.

             (b) Without limiting the generality of Section 2.13(a), to the Knowledge of Maxtor, Maxtor and the Subsidiaries hold all permits, licenses and other authorizations required to be obtained from any Governmental Agency, other than any permits, licenses and authorizations whose absence does not have and will not have a Material Adverse Effect.

             (c) The aggregate capital expenditures required, to Maxtor's specific Knowledge, to be made by it and the Subsidiaries in order to comply with any Governmental Requirement currently applicable (whether required to be made now or in the future) do not exceed $1,000,000 in any one case.





                                       5                   Page 26 of 194

       2.14      Proceedings, Claims.

         There are no suits, arbitrations, deficiencies, governmental proceedings or investigations, claims (except for warranty claims in the ordinary course of business), notices of violation or required changes, inspections or employee disputes to which Maxtor or any Subsidiary is a party or subject or which is, to Maxtor's Knowledge, overtly threatened. To the Knowledge of Maxtor, there is no material claim that is likely to be asserted against it or any Subsidiary.

       2.15      Material Contracts.

         SCHEDULE 2.15 sets forth a complete and accurate list of any contract or agreement currently in effect:

             (a) that was, is or will be required to be filed with the SEC pursuant to Form 10-K, 10-Q or 8-K;

             (b) that relates to the borrowing of money or a guarantee by Maxtor or any Subsidiary or to debt securities, a capitalized lease, a lien, a security agreement or an agreement regarding capital expenditures under which (in each case) the aggregate obligations of Maxtor and the Subsidiaries exceed $10,000,000;

             (c) that relates to an operating lease under which the aggregate obligations of Maxtor and the Subsidiaries exceed $10,000,000 in any fiscal year beginning after March 27, 1993;

             (d) that constitutes a stock plan of Maxtor or any Subsidiary, or that relates to any agreement or arrangement (other than pursuant to a stock plan listed in SCHEDULE 2.15) with any executive officer of Maxtor or any Subsidiary relating to stock or stock options;

             (e) that relates to a supply or customer agreement (i) providing for a binding obligation to purchase or sell products or components of such products with an aggregate purchase price of $30,000,000 or more in any fiscal year or (ii) having a term expiring later than August 31, 1995 and providing for a binding obligation to purchase products or components of products with an aggregate purchase price of $10,000,000 or more after August 31, 1993;

             (f) that relates to return rights of customers given by Maxtor or any Subsidiary that differ materially from the industry standard described in
SCHEDULE 2.15 and that relates to quantities of product sold to any single customer in excess of $10,000,000;

             (g) that relates to an employee pension, welfare or benefit plan of Maxtor or any Major Subsidiary, or that relates to an agreement between any present or former executive officer of Maxtor or a Major Subsidiary, on the one hand, and Maxtor or any Subsidiary on the other, relating to compensation;

             (h) between Maxtor or any Subsidiary on the one hand and any affiliate of Maxtor (other than a direct or indirect wholly-owned Subsidiary) or any officer or director or Maxtor or a Major





                                       6                   Page 27 of 194

Subsidiary or any record holder of 50,000 or more shares (as of August 31, 1993) of the outstanding Common Stock on the other hand that relates to an aggregate amount in excess of $150,000;

             (i) that limits the freedom of Maxtor or any Subsidiary to enter into in any line of business in any area of the world; and

             (j) that requires Maxtor or any Subsidiary to remediate, or indemnify or reimburse the costs of remediation of, a specific condition existing at any real Property, whether currently or formerly owned or operated by it or owned or operated by any third party.

         To the Knowledge of Maxtor, there is no current or overtly threatened breach or claim of a breach by any party under any of the contracts listed on
SCHEDULE 2.15 which has or will have a Material Adverse Effect on Maxtor.

       2.16      Contamination, Etc.

             (a) To the Knowledge of Maxtor, there is no contamination of the soil underlying any real estate owned, leased, operated or used (currently or formerly) by Maxtor or any Subsidiary, or of any structure or other property on such real estate or any surface or ground water on or under such real estate, by any Regulated Material, and there is no and has been no release or disposition of any Regulated Material from any such real estate, which contamination, release or disposition has or will have a Material Adverse Effect on Maxtor.

             (b) SCHEDULE 2.16(b) lists all currently-pending and past remediation actions taken or required to be taken by Maxtor or any Subsidiary with respect to any real Property, and any site currently or previously owned or operated by Maxtor or any Subsidiary which, to the Knowledge of Maxtor, is or was included in any site list of any Governmental Agency (including without limitation any CERCLIS list, federal National Priority List, Cortese list or abandoned site list).

       2.17      Corporate Documents.

         Maxtor has delivered to the Purchasers for their examination true, correct and complete copies of the certificates of incorporation and by-laws of Maxtor and each of the Major Subsidiaries, each as amended and currently in effect, and of the documents listed in the Disclosure Memorandum.

       2.18      Brokerage, Etc.

         Neither Maxtor nor any Subsidiary is a party to any arrangement, or is subject to any obligation, relating to any brokerage fee, finder's fee, compensation or other consideration payable in respect of the transactions contemplated hereby, other than reasonable and customary fees and expenses payable to its legal counsel and independent accountants for work performed relating to such transactions and a fairness opinion fee (not to exceed $300,000) and reasonable and customary expenses of Bear Stearns & Co., Inc.





                                       7                   Page 28 of 194

       2.19      Misstatements and Omissions.

         (a) The representations and warranties made in this Section 2 and in any certificate delivered pursuant hereto, do not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements contained herein and therein not misleading.

         (b) Neither Maxtor's annual report on Form 10-K for each of the fiscal years ended March 30, 1991, March 28, 1992 or March 27, 1993 nor any of its proxy statements for the 1991, 1992 or 1993 annual shareholders meeting nor any other filing by Maxtor with the SEC after March 27, 1993 under the Securities Exchange Act of 1934, as amended, contained, as of the respective dates thereof, any untrue statement of material fact or omitted to state any material fact necessary to make the statements contained therein, as of the respective dates thereof, not misleading.


SECTION 3.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

         Each Purchaser hereby represents and warrants to Maxtor, with respect to itself, that at the date hereof:

       3.1       Organization, Good Standing and Qualification.

         Such Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Korea and has all necessary power and authority under applicable corporate law to own its property and to carry on its business as now owned and operated.

       3.2       Authority.

         Such Purchaser has full power, legal capacity and authority under applicable corporate law to enter into, perform and comply with this Agreement. All proceedings required to be taken by such Purchaser to authorize the execution, delivery and performance of and compliance with this Agreement have been properly taken, no action by the shareholders or directors of any of the Purchasers (other than those, if any, already taken) being required.

       3.3       No Conflict.

         Subject to the consents and other actions referred to in Section 3.4 having been obtained and taken, the execution and delivery of this Agreement, and the performance of and compliance with this Agreement, will not give rise to, accelerate the maturity of or otherwise modify any obligation of such Purchaser, or result in a breach of or constitute a default under or result in the creation of a lien on such Purchaser's Properties pursuant to (a) any Governmental Requirement applicable to such Purchaser, or (b) the charter documents or by-laws of such Purchaser, or (c) to the Knowledge of such Purchaser, any material Employee Plan or any material contract, judgment, order, decree or other instrument or arrangement to which such Purchaser is a party or by which such Purchaser is bound.





                                       8                   Page 29 of 194

       3.4       Approvals, Etc.

         No consent, permit or approval of, filing with or notice to any Governmental Agency or any other Person (whether or not governmental in character) has been or is required to be obtained, made or given by such Purchaser in order to consummate this Agreement, the absence of which would have a Material Adverse Effect on such Purchaser, except for (i) those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) those required by Federal and state securities law; (iii) those required by the Exon-Florio amendment to the Defense Production Act of 1950; (iv) notice filing in such jurisdictions other than the United States and the Republic of Korea as may be applicable; (v) approval by all necessary government officials and agencies of the Republic of Korea; and (vi) filing reports under the International Investment and Trade in Services Act, as amended, with the United States Commerce Department.

       3.5       Securities Laws Status.

         Such Purchaser is acquiring the Shares being purchased by it solely for its own account. Such Purchaser understands that the Shares have not been registered under the Securities Act and that any subsequent disposition thereof must be registered under the Securities Act or be exempt from such registration. Such Purchaser has the ability to bear the economic risks of its investment in the Shares and qualifies as an "accredited investor" (as such term is defined in Rule 501 of Regulation D promulgated under the Securities
Act).

       3.6       Ownership of Maxtor Stock.

         Neither such Purchaser nor any Affiliate of such Purchaser nor any Person with whom a Purchaser or any Affiliate of a Purchaser is acting (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities issued by Maxtor owns any stock issued by Maxtor as of the date of this Agreement or will, as of the Closing, own any stock issued by of Maxtor other than the Shares to be purchased by such Purchaser hereunder.

       3.7       Brokerage, Etc.

         Neither such Purchaser nor any Affiliate of such Purchaser is a party to any arrangement, or subject to any obligation, relating to any brokerage fee, finder's fee, compensation or other consideration payable in respect of the transactions contemplated hereby.


SECTION 4.  CLOSING CONDITIONS OF EACH PURCHASER

         The obligations of each Purchaser to be performed under this Agreement at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Section 4, unless the satisfaction of such conditions are waived by such Purchaser in its sole discretion.





                                       9                   Page 30 of 194

       4.1       Accuracy of Representations and Warranties.

         All representations and warranties set forth in Section 2 have been true as of the date hereof; and shall be true in all material respects at and as of the Closing as though made at and as of that time, other than any changes therein (to be reflected in a mutually-executed amendment to the Disclosure Memorandum) which in the good faith judgment of the Purchasers does not have and is not reasonably likely to have a Material Adverse Effect on Maxtor.

       4.2       Maxtor's Performance.

         Maxtor shall have performed, satisfied and complied with all material covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or before the Closing.

       4.3       Certification.

         The Purchasers shall have received a certificate of Maxtor, dated the date of the Closing, signed on Maxtor's behalf by the president and the chief financial officer of Maxtor, stating that the conditions specified in Sections
4.1 and 4.2 have been fulfilled.

       4.4       Governmental Approval.

         All Purchasers shall have received approval of the transactions contemplated hereby by all necessary government officials and agencies of the Republic of Korea and such approval shall not impose any burdensome condition or requirement on any Purchaser.

       4.5       No Material Adverse Change.

         Maxtor's financial results for the period between August 21, 1993 and the Closing, and its progress during such period in new product commercialization, shall not materially adversely affect the prospects for achieving its business plan, and no change (other than with respect to its financial results, and new product commercialization, during such period) shall have occurred since August 21, 1993 which has or will have a Material Adverse Effect on Maxtor.

       4.6       Suspension of Trading, Etc.

         There shall not have occurred (i) any suspension of public trading in securities in the United States or the Republic of Korea generally, (ii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea or (iii) any commencement of a war, armed hostilities or other international or national calamity materially affecting the United States or the Republic of Korea.

       4.7       Litigation, Etc.

         There shall be no investigation, notice, litigation, arbitration or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of the transactions





                                      10                   Page 31 of 194
contemplated by this Agreement or otherwise claiming that the consummation of such transactions is illegal or improper and (i) which is brought by a Person other than a Governmental Agency and which, in such Purchaser's good faith judgment, may have a material adverse effect on the transactions contemplated hereby or a Material Adverse Effect on Maxtor or such Purchaser or (ii) which is brought by a Governmental Agency or (iii) in which a temporary restraining order, preliminary or permanent injunction or other order or stay against consummation of the transactions contemplated hereby has been entered and remains in effect.

       4.8       Transactions Out of the Ordinary Course, Etc.

         There shall have been no transaction that Maxtor or any Subsidiary has entered into or agreed to enter into since August 18, 1993, other than any listed in SCHEDULE 2.9 or which has been consented to in writing by the Purchasers, that is of a character and significance to take it out of the ordinary course of business or which would be subject to the Purchasers' approval after the Closing in accordance with the terms of the Shares.

       4.9       Rights Agreement.

         Prior to the Closing, the Amendment to the Rights Agreement attached as EXHIBIT A shall have been approved by all necessary approvals to take effect on or before the Closing.

       4.10      Appointment of Directors.

         Maxtor shall have increased the authorized number of its Directors from five to eight, and shall have appointed to its Board of Directors three nominees selected by the Purchasers, with one allocated to each class (as provided in paragraph A of Article SIXTH of the Restated Articles) as designated by the Purchasers, and such appointees shall have been offered the same indemnity and insurance arrangements as are applicable to Maxtor's other directors.

       4.11      Appointment of Chairman.

         Maxtor's board of directors shall have appointed as its Chairman of the Board the board member so designated by the Purchasers.

       4.12      Restated Articles.

         Maxtor shall have duly authorized and filed the restated certificate of incorporation set forth in EXHIBIT B (the "Restated Articles"), and corresponding amendments to its by-laws shall have been adopted.

       4.13      Opinion of Counsel.

         Ware & Freidenrich, outside counsel to Maxtor, shall have delivered to the Purchasers its opinion dated the Closing Date, reasonably satisfactory in form and substance to the Purchasers, as to: (i) the valid issuance, full payment and nonassessability of the Shares; (ii) the due authorization and effectiveness of the rights plan amendment set forth in EXHIBIT A and the Restated Articles;





                                      11                   Page 32 of 194

(iii) the legality, binding nature and enforceability of this Agreement and the Restated Articles; and (iv) the absence, to such counsel's knowledge, of any proceeding of the kind described in Section 4.7 (without regard, in the case of clause (i) thereof, to material adverse effect).

       4.14      Other Conditions.

         All of the conditions set forth in Sections 5.4 through 5.7 shall have been satisfied.


SECTION 5.       CLOSING CONDITIONS OF MAXTOR

         The obligations of Maxtor to be performed under this Agreement at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Section 5, unless the satisfaction of such conditions are waived by Maxtor.

       5.1       Accuracy of Representations and Warranties.

         All representations and warranties set forth in Section 3 shall have been true as of the date hereof and shall be true in all material respects at and as of the Closing as though made at and as of that time.

       5.2       Performance of the Purchasers.

         Each of the Purchasers shall have performed, satisfied and complied with all material covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or before the Closing.

       5.3       Certification.

         Maxtor shall have received a certificate from HEI, on behalf of all Purchasers, dated the date of the Closing, signed by two of its officers, stating that the conditions specified in Sections 5.1 and 5.2 have been fulfilled.

       5.4       Fairness Opinion.

         Maxtor shall have received from an investment banking firm reasonably satisfactory to Maxtor's Board of Directors an opinion as to the fairness from a financial point of view to the shareholders of the issuance of the Shares in form and substance reasonably satisfactory to Maxtor's Board of Directors dated as of the date hereof and as of the Closing Date.

       5.5       U.S. Governmental Agency Matters.

         The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired, and a notice of determination not to investigate, or to take no action, shall have been given under the Exon-Florio amendment to the Defense Production Act of 1950.





                                      12                   Page 33 of 194

       5.6       Litigation, Etc.

         There shall be no investigation, notice, litigation, arbitration or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that the consummation of such transactions is illegal or improper and
(i) which is brought by a Person other than a Governmental Agency and which, in Maxtor's good faith judgment, may have a material adverse effect on the transactions contemplated hereby or a Material Adverse Effect on Maxtor, or
(ii) which is brought by a Governmental Agency or (iii) in which a temporary restraining order, preliminary or permanent injunction or other order or stay against consummation of the transactions contemplated hereby has been entered and remains in effect.

       5.7       Shareholder Approval.

         The Shareholders shall have duly approved the transactions contemplated by this Agreement and the Restated Articles.

       5.8       Opinion of Counsel.

         McCutchen, Doyle, Brown & Enersen, outside counsel to the Purchasers, shall have delivered to Maxtor its opinion dated the Closing Date, reasonably satisfactory in form and substance to Maxtor, as to: (i) the legality, binding nature and enforceability of this Agreement; and (ii) the absence, to such counsel's knowledge, of any proceeding of the kind described in Section 5.6 (without regard, in the case of clause (i) thereof, to material adverse effect).


SECTION 6.       OBLIGATIONS OF MAXTOR

       6.1       Pro Rata Purchase Right.

         Prior to any issuance of any shares of capital stock or any Stock Rights by Maxtor or any Subsidiary on or after the Closing, Maxtor will notify all Purchasers of the terms thereof, including without limitation a description of the shares or Stock Rights to be issued, the amount to be issued and the consideration to be received therefor. Each Purchaser may, by notice given to Maxtor pursuant to Section 9.11 within 60 days after such Maxtor notice (subject to extension by up to 60 days if required for any necessary approval of any Governmental Agency, as requested by a Purchaser and consented to by Maxtor, which consent shall not unreasonably be withheld), elect to purchase a number of such shares or Stock Rights up to its pro rata share of the proposed issuance, on the same terms as, and simultaneously with the closing of (or thereafter, promptly after Purchaser gives such notice, if Maxtor desires to proceed with the issuance having authorized the sale of the pro rata share to one or more Purchasers upon its or their later election pursuant to this
Section 6.1), the balance of such issuance. Such pro rata share shall be the fraction whose numerator is the aggregate number of Shares and shares of Common Stock then held by such Purchaser and whose denominator is the aggregate number of Shares and shares of Common Stock then outstanding, which Maxtor shall specify in its notice. If the terms of the proposed issuance are materially changed from those stated in such notice, then it shall be treated as a new issuance, subject again to





                                      13                   Page 34 of 194
this Section 6.1, and any election to purchase made prior to such change may, at the sole discretion of the electing Purchaser, be withdrawn. The right of pro rata purchase pursuant to this Section 6.1 shall not, however, apply to:

        (i) any issuance pursuant to any stock option or purchase right or plan exclusively for one or more employees and/or directors of Maxtor or any Subsidiary; or

       (ii)    any issuance in consideration of the acquisition of a business;
               or

       (iii) any issuance upon conversion of Maxtor's 5.75% Convertible Subordinated Debentures due March 1, 2012 outstanding on the date hereof;

       (iv) any issuance pursuant to exercise or conversion of any Stock Right issued after the Closing in compliance with this Section 6.1; or

       (v) any issuance at a time when the director nomination rights set forth in paragraph D(4) of Article FOURTH of the Restated Articles are not in effect.

      6.2      Indemnification with Respect to Representations and Warranties.

               If the Closing occurs, all rights, obligations and claims with respect to the representations and warranties made in or pursuant to this Agreement shall be determined exclusively in accordance with this Section 6.2. Such representations and warranties shall survive the Closing and any investigation made by Purchasers with respect thereto, in accordance with this
Section 6.2.

                        (a) Subject to Section 6.2(b), Maxtor shall indemnify the Purchasers, against and in respect of any and all losses, costs, claims, demands, actions, suits, proceedings, assessments, expenses, liabilities, damages and judgments (including interest, penalties and reasonable attorneys' fees and reasonable out-of-pocket costs and the reasonable fees and out-of-pocket costs of other professional advisors) (collectively, "Losses") of any or all of the Purchasers which arise out of, result from or relate to any breach of or inaccuracy in any of Maxtor's representations and warranties contained in this Agreement or in any certificate delivered by Maxtor pursuant to this Agreement. In the case of a representation or warranty that relates to Maxtor's business, Properties, obligations, contracts, operations, etc., the amount of Loss that shall be indemnified hereunder shall be calculated by measuring the significance of the breach to the entire equity interest in Maxtor and the Subsidiaries taken as a whole and multiplying such amount by the aggregate percentage then held by all Purchasers of the aggregate outstanding Shares and shares of Common Stock. In order to take account of the impact of any indemnity payment by Maxtor on the Purchasers in their capacity as shareholders of Maxtor, all indemnity payments shall include an additional amount equal to the amount otherwise owing times a fraction, the numerator of which is the aggregate percentage then held by all Purchasers of the aggregate outstanding Shares and shares of Common Stock and the denominator of which is the aggregate percentage then held by all shareholders other than the Purchasers of the aggregate outstanding Shares and shares of Common Stock.





                                      14                   Page 35 of 194

                        (b) Limitations on Claims. No claim shall be payable with respect to any representation or warranty unless and until the aggregate Losses owing under this Section 6.2 in respect of all Purchasers and all claims against Maxtor exceeds $500,000, in which case the Purchasers shall be entitled to indemnification from Maxtor for all Losses without regard to such $500,000 threshold, up to but not exceeding (i) $30,000,000 with respect to claims asserted by a Purchaser within six months of the Closing, (ii) $15,000,000 with respect to claims asserted by a Purchaser more than six months after the Closing but within twelve months of the Closing and (iii) $5,000,000 with respect to claims asserted by a Purchaser more than twelve months after the Closing, but less than eighteen months after the Closing. No claim shall be payable with respect to any representation or warranty unless such claim is asserted within eighteen months after the Closing. For purposes of this
Section 6.2(b), a month shall be deemed to elapse at 5:00 p.m. California time on the day of the month on which the Closing occurred. (For example, if the Closing occurs on October 29, 1993, the sixth month would be deemed to elapse at 5:00 p.m. California time on April 29, 1994.)

                        (c)     Notice of Claims.  Any claim for
indemnification pursuant to this Section 6.2 shall be made by written notice from a Purchaser to Maxtor in accordance with Section 9.11. Payment of the amount of such claim will be due within 10 days of the giving of such notice.

      6.3      Third Party Claims.

               Maxtor agrees to indemnify each of the Purchasers and any of their Affiliates, officers, directors, employees and their respective successors, assigns, heirs and personal representatives (each a "Purchaser Party" and collectively "Purchaser Parties") against any Losses resulting from claims asserted against any Purchaser Party:

                        (i) by any security holder, creditor, contract party, employee, director, supplier or customer of Maxtor or any Subsidiary or a purchaser or seller (or potential purchaser or seller) of Maxtor securities or an acquirer (or potential acquirer) of Maxtor with respect to the transactions contemplated herein; provided, however, that there shall be no such indemnification for (a) claims by Maxtor for the breach by a Purchaser of its obligations hereunder to Maxtor and (b) any claim by a third party alleging that any action by a Purchaser, other than actions taken pursuant to the Letter of Intent or this Agreement, constitutes interference with any negotiations or proposed transaction which Maxtor would be permitted to engage in under Section 9.2; or

                        (ii) asserting any matter which, if true, would constitute a breach of any representation or warranty of Maxtor contained in this Agreement or in any certificate delivered by Maxtor pursuant to this Agreement.

               A Purchaser Party shall give Maxtor reasonable notice of any claim or demand asserted by third parties against it for which indemnity may be sought under this Section 6.3, and shall permit Maxtor to have reasonable access to relevant information in its possession or control related to the claim or demand. Maxtor shall have the right at its own expense to appoint counsel to participate in the defense of such matter, but the Purchaser Party shall have the right to prosecute,





                                      15                   Page 36 of 194
defend, compromise, settle or pay any claim. Maxtor may, however, compromise, settle or pay any claim if it procures from the claimant a full and complete release not entailing any commitment of or limitation of any kind on the Purchaser Party and satisfactory in form and substance to the Purchaser Party and its counsel. No monetary compromise or settlement of any such claim shall be subject to indemnification under this Section 6.3 unless consented to by Maxtor, which consent shall not be unreasonably withheld. Any failure of the Purchaser Party to comply with this Section 6.3 shall reduce the amount subject to indemnification under this Section 6.3 by the damages actually and foreseeably resulting from such failure, but shall not release or otherwise affect Maxtor from its obligations under this Section 6.3 or elsewhere in this Agreement. The remedies set forth in this Section 6.3 shall be in addition to, and not in lieu of, any remedies otherwise available.

       6.4     Rights Plan Amendment.

               So long as the exemption stated in Section 1(a)(2) of the Rights Agreement (as amended by the amendment thereto attached as EXHIBIT A) remains in effect, Maxtor will not amend, terminate or repeal the provisions of the Rights Agreement set forth in the amendment thereto attached as EXHIBIT A, or make any amendment to the Rights Agreement that has the effect of amending, repealing or terminating such provisions or of imposing any restriction, condition or burden thereon.

       6.5     Maxtor Proxy Solicitation, Etc.

               At any time when the right to nominate directors pursuant to paragraph D(4) of Article FOURTH of the Restated Articles is in effect, Maxtor will use its best efforts to solicit proxies, and take such other steps, in each case consistent with its past practice, as are reasonably appropriate to secure the election of the slate of directors nominated pursuant to such paragraph D(4).


SECTION 7.     OBLIGATIONS OF THE PURCHASERS AFTER CLOSING

       7.1     Agreement Not to Sell Without Conversion.

               Each of the Purchasers agrees that neither it nor any permitted transferee of any Shares will sell or transfer any interest in the Shares (or grant a proxy or other authorization to vote the Shares otherwise than in compliance with this Section 7) to a Person that is not another Purchaser or an Affiliate of such Purchaser or another Purchaser (other than any such Affiliate in which a substantial competitor or substantial announced competitor of Maxtor and the Subsidiaries taken as a whole holds an equity interest (other than an equity interest of 10% or less in a class of publicly-traded securities)) unless and until it converts the Shares subject to the sale or transfer to Common Stock. In any such permitted transfer to an Affiliate, the transferee shall agree to be bound by the terms of this Agreement. The certificates representing any securities subject to this Agreement will so note.





                                      16                   Page 37 of 194

       7.2     Standstill Agreement.

               Following the Closing, each Purchaser (and any Affiliate of any Purchaser) may only purchase additional shares of Maxtor capital stock:

                        (a) to maintain the Purchasers' collective percentage ownership in Maxtor to the extent that it is reduced by exercise of stock options or issuance of shares under Maxtor employee benefit plans, or on account of any other issuance of stock by Maxtor (including without limitation any issuance pursuant to Section 6.1(ii) or (iii));

                        (b) to increase its percentage ownership share, so long as the purchase does not cause Maxtor to lose a material amount of the benefits available to it with respect to the net operating loss carry-forward available to it as of the date hereof and so long as those purchases do not provide the Purchasers collectively with ownership of greater than 45% of Maxtor's outstanding voting power;

                        (c) in the case of a tender or exchange offer (in which the consideration offered consists solely of cash and/or securities for which a public trading market in the United States exists or will exist) by any or all Purchasers (or an Affiliate of any or all Purchasers) for all of the outstanding shares of Maxtor Common Stock (provided that the purchase price has been approved by a majority of the disinterested members of Maxtor's Board of Directors, following negotiations conducted in good faith between the Purchaser(s) and disinterested members of the Maxtor Board of Directors), and in the open market following such a tender or exchange offer if, immediately after the closing of such offer, the Purchasers and their Affiliates hold, in the aggregate, at least 80% of the aggregate number of shares of Common Stock and Class A Common Stock then outstanding; or

                        (d) in the open market if both (i) a third party or group of third parties (other than any Affiliate of any Purchaser or any Person with whom a Purchaser or any Affiliate of a Purchaser acts (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities issued by Maxtor) makes a tender or exchange offer for 40% or more of Maxtor's outstanding shares, or accumulates more than 20% of Maxtor's Common Stock and (ii) Maxtor's Board of Directors has redeemed the Rights (as defined in the Rights Agreement) or amended, supplemented or waived any provision of the Rights Agreement with respect to such tender, exchange or accumulation (or failed to renew it, on substantially identical terms reflecting the amendment attached as EXHIBIT A, upon any expiration thereof) unless such redemption, amendment, supplement or waiver is made in connection with a "Corporate Sale" (as defined in paragraph E(3) of Article FOURTH of the Restated Articles) made in compliance with paragraph D(2)(vii) or (viii) of such Article FOURTH.

Approval by the Maxtor board of directors will be required in all other cases until August 18, 2000, or, if sooner, (i) six months after the Purchasers cease to own collectively securities constituting at least 20% of Maxtor's voting power, or (ii) the occurrence of a material breach by Maxtor of its obligations in Section 6.1 or the terms of the Shares which is not cured within thirty days after notice of the breach from a Purchaser. Maxtor will report to the Purchasers from time to time as reasonably





                                      17                   Page 38 of 194
requested on changes in Maxtor's outstanding capital stock, and will notify the Purchasers as promptly as reasonably feasible after it becomes aware of a tender offer or accumulation as described in Section 7.2(d).

      7.3      No Proxy Solicitation.

               Except in connection with an offer by a Purchaser to acquire additional shares of Maxtor as described in Section 7.2, or in response to a proxy contest initiated by any third party, neither any Purchaser nor any Affiliate of a Purchaser will engage in any proxy solicitation so long as the consent rights stated in paragraph D(2) of Article FOURTH of the Restated Articles remain in effect, unless at the time the Purchasers and their Affiliates hold, in the aggregate, at least a majority of the aggregate number of shares of Common Stock and Class A Common Stock then outstanding and neither the Purchasers nor any of their Affiliates have acquired any shares of Maxtor capital stock in breach of Section 7.2.

      7.4      Approval of Holders of Class A Common Stock.

               (a) The Purchasers agree that they will not, and that they will cause any permitted transferee of the Shares not to, unreasonably withhold any approval required under paragraph D(2) of Article FOURTH of the restated certificate of incorporation set forth in EXHIBIT B.

               (b) If any dispute arises under or relating to this Section 7.4, such dispute shall be resolved solely by binding arbitration pursuant to this Section 7.4(b). In the event of any such dispute, any party thereto may refer the matter to a single arbitrator, who shall be a person experienced in such matters selected by mutual agreement of the parties to the dispute. If the parties cannot agree on the arbitrator within 10 days after a party gives notice of its desire for arbitration hereunder, the arbitrator will be selected by, or in accordance with the procedure specified by, the Secretariat of the Arbitration Court of the International Chamber of Commerce. The arbitration will be held in the location mutually agreed to by the parties to the dispute or, in the absence of such agreement, as determined by the arbitrator, in accordance with the commercial arbitration rules of the American Arbitration Association, as administered by such Association. The arbitrator will be in charge of the schedule for such arbitration, and shall seek to complete it within 45 days of a party's notice of desire for arbitration hereunder. There shall be no discovery unless specifically ordered by the arbitrator for cause. Any written submission by a party shall not exceed 30 pages (not counting copies of this Agreement and of documents relating to the dispute) as to an original memorandum or 15 pages as to a single reply memorandum. The hearing in such arbitration shall be completed within two days unless the arbitrator determines otherwise. In the event the arbitrator finds the consent previously requested by Maxtor has been unreasonably withheld, the arbitrator shall have the right to require the Purchasers to consent to such matter promptly upon resubmission thereof by Maxtor for consent.

      7.5      Voting for Directors.

               At any time when the Purchasers have the right to nominate directors pursuant to paragraph D(4) of Article FOURTH of the Restated Articles and Maxtor complies with such paragraph D(4), the Purchasers will vote, and cause their respective Affiliates to vote, the Shares and





                                      18                   Page 39 of 194
shares of Common Stock held by them in favor of the slate of directors nominated pursuant to such paragraph D(4). The Purchasers will hold, and cause their Affiliates to hold, the Shares and shares of Common Stock in their own name or in the name of a nominee or other holder of which they give advance notice to Maxtor and who does not hold securities in such name for the account of persons who are not Purchasers or Affiliates. In the event of any breach by the Purchasers or such Affiliates of this Section 7.5, then, in addition to any other remedies available under applicable law, (i) to the extent that Shares and shares of Common Stock are not voted in accordance with this Section 7.5, the Purchasers and their Affiliates agree that they shall not be entitled to vote such shares for such election without the consent of a majority of the directors other than any directors nominated by the Purchasers or their Affiliates, and (ii) Maxtor may require, upon the affirmative vote of a majority of its directors other than any directors nominated by Purchasers or their Affiliates pursuant to paragraph D(4) of Article FOURTH of the Restated Articles, the breaching Purchaser(s) or Affiliate(s) and all the Affiliates of such breaching party to enter into a voting trust agreement in customary form with respect to the Shares and shares of Common Stock held by the breaching party and such Affiliates under which (i) such directors from time to time will be the voting trustees, (ii) such trustees shall vote the Shares and shares of Common Stock at any election of directors in favor of the slate nominated pursuant to paragraph D(4) of Article FOURTH of the Restated Articles, (iii) the shares subject to the voting trust will be voted as to all other matters as directed by the beneficial holders thereof and (iv) the voting trust will terminate at such time as the Purchasers no longer have the right to nominate directors pursuant to paragraph D(4) of Article FOURTH of the Restated Articles.


SECTION 8.     REGISTRATION RIGHTS

      8.1      Requested Registration.

               If at any time one or more Purchasers shall request that Maxtor effect the registration of shares of Common Stock issued or issuable upon conversion of Shares, and the requested registration relates to an offering either (i) of at least 1,400,000 shares of Common Stock held, and issuable upon conversion of Shares held, by all Purchasers or (ii) with anticipated aggregate proceeds (before any underwriters discount or any expenses of the offering) of $25,000,000 or more, Maxtor shall use its best efforts to effect the requested registration.

               The rights granted by this Section 8.1 may be exercised from time to time, but Maxtor shall not be required to make any registration effective under this Section 8.1 more than once in any calendar year.

               Maxtor may include in the registration under this Section 8.1 any other shares of Common Stock (including issued and outstanding shares of Common Stock as to which the holders thereof have contracted with Maxtor for "piggyback" registration rights) so long as the inclusion in such registration of such shares will not, in the opinion of the managing underwriter, if any, or the Purchaser requesting registration, if there is no managing underwriter, interfere with the successful marketing in accordance with the intended method of sale or other disposition of all the shares sought to be registered by a Purchaser pursuant to this Section 8.1. If it is determined as provided above that there will be such interference, the other shares of Common Stock sought to be included





                                      19                   Page 40 of 194
shall be excluded to the extent deemed appropriate by the managing underwriter or Purchaser, as the case may be.

               If the requested registration is an underwriting, the managing and other underwriters will be selected by the Purchasers requesting the registration. If the requested registration is not a firm commitment underwritten offering and Maxtor requests that it be made in such an offering of the same size and during the same period, the requesting Purchaser will change the form of the offering to a firm commitment underwritten offering provided that the managing and other underwriters and the terms of the underwriting, including without limitation the underwriters discount, are reasonably satisfactory to the requesting Purchaser(s).

      8.2      "Piggyback" Registration.

               If at any time Maxtor proposes to register any of its securities under the Securities Act either for its own account or for the account of a security holder or security holders (except with respect to Registration Statements filed on Form S-4 or on a Form S-8 relating to employee stock benefit programs or such other similar forms then in effect under the Securities Act), it will at each such time give written notice to the Purchasers and, upon the written request of any Purchaser, given within 30 days after its receipt of Maxtor's notice, Maxtor will use its best efforts to cause such shares of Common Stock as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by Maxtor, all to the extent requisite to permit the sale or other disposition by one or more Purchasers. Notwithstanding any other provision of this Section 8.2, in the case of a firm commitment underwritten offering of shares to be issued by Maxtor, if the managing underwriter determines that the marketing factors require a limitation of the number of shares to be sold, the underwriter may exclude the necessary number of shares held by security holders from such registration and underwriting. In such event, the shares of Common Stock held by any Purchaser shall be reduced or excluded on a pro rata basis with shares held by other selling stockholders. In the case of a firm commitment underwritten offering, any request by a Purchaser pursuant to this Section 8.2 to register shares of Common Stock must specify that such shares are to be included in the underwriting on the same terms and conditions as the shares of Common Stock otherwise being sold through underwriters under such registration.

      8.3      Registration Procedures and Expenses.

               If and whenever Maxtor is required by the provisions contained herein to use its best efforts to effect the registration of any of the Shares under the Securities Act, the selling Purchaser will furnish in writing such information as is reasonably requested by Maxtor for inclusion in the registration statement relating to such offering and such other information and documentation as Maxtor shall reasonably request, and Maxtor will, as expeditiously as possible:

                        (a) Prepare and file with the SEC a registration statement (including a prospectus therein) with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for such period as may be necessary to permit the successful marketing of such securities but not exceeding 90 days for an offering pursuant to Section 8.1 hereof; or, with regard to an offering pursuant to Section 8.2 hereof, for the period associated with the offering which gave rise to rights under Section 8.2; provided, in each case, that





                                      20                   Page 41 of 194
the Maxtor Board of Directors may request the Purchaser(s) requesting the registration to delay the time for the filing of the offering for up to 90 days in the aggregate due to material damage that would result to Maxtor from registration without the requested delay on account of specific pending transactions or developments designated by the Board, and the Purchasers and Maxtor will cooperate with one another in order to agree upon a schedule for the offering that fairly accommodates the interests and concerns of the parties.

                        (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act; and to keep such registration statement effective for that period of time specified in Section 8.3(a);

                        (c) Furnish to the selling Purchaser such number of prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act, and such other documents as such Purchaser may reasonably request in order to facilitate the public sale or other disposition of the shares being sold by the Purchaser;

                        (d) If requested by any selling Purchaser, furnish an opinion of counsel in the form customarily rendered to underwriters in firm commitment underwritten offerings, addressed to such Purchaser and containing substantially the following provisions: (1) that the registration statement covering such registration of securities has become effective under the Securities Act; (2) that, to the best of the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the Securities Act; (3) that at the time the registration statement became effective, the registration statement and the related prospectus complied as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements and related schedules contained therein); (4) that while such counsel has not independently verified the accuracy or completeness of the information contained therein, such counsel has no reason to believe that the registration statement at the time it became effective or the prospectus contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (5) that the descriptions in the registration statement and the prospectus, and any amendments or supplements thereto, of all legal and governmental matters and all contracts, documents and instruments are materially correct; (6) if such offering is an underwritten offering, that such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus, or any amendment or supplement thereto, which are not described as required, nor of any contracts or document or instruments of character required to be described in the registration statement or prospectus, or any amendment or supplement thereto, or to be filed as exhibits to the registration statement which are not described or filed as required; and (7) as to the capitalization and corporate status of Maxtor and, to the extent requested by any underwriter, the Subsidiaries, if any;

                        (e) If requested by any underwriter of the offering and permitted by applicable rules and guidelines, furnish such Purchaser a letter from the independent certified public accountants of Maxtor in the form customarily furnished to underwriters in firm commitment





                                      21                   Page 42 of 194
underwritten offerings, addressed to such Purchaser, providing substantially that such accountants are independent certified public accountants within the meaning of the Securities Act and that in the opinion of such accountants, the financial statements and other financial data of Maxtor included in the registration statement and the prospectus, and any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act. Such letter shall additionally cover such other financial matters (including information as of the date of such letter) with respect to the registration in respect of which such letter is being given as the selling Purchaser may reasonably request; and

                        (f) Use its best efforts to register or qualify the shares covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the selling Purchaser shall reasonably request and do any and all other acts and things which may be necessary or desirable to enable such Purchaser to consummate the public sale or other disposition in such jurisdiction of the shares owned by such Purchaser.

               All expenses incurred by Maxtor in complying with Sections 8.1,
8.2 and 8.3 hereof, including without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Maxtor, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employee of Maxtor which shall be paid in any event by Maxtor) are herein called "Registration Expenses"; and all underwriting discounts and selling commissions applicable to the sales are herein called "Selling Expenses." Maxtor will pay all Registration Expenses in connection with up to 7 registrations pursuant to Sections 8.1 and, if so designated by the requesting Purchaser(s) as one of such 7 registrations, 8.2, except as may be required to update any registration statement kept effective for more than the period of time required by Section 8.3(a). All Selling Expenses in connection with each registration pursuant to Section 8.1 or 8.2 shall be borne by the seller of the securities on which they are imposed. All Registration Expenses other than those payable by Maxtor shall be borne by Maxtor, the selling Purchasers and any other selling stockholders pro rata in proportion to the securities covered thereby being sold by them. Each selling stockholder shall bear the fees and costs of its own counsel.

               In the event a Purchaser proposes to sell shares of Common Stock in accordance with the provisions contained herein pursuant to an underwritten offering, Maxtor shall have the right to approve the managing underwriters for such offering, provided, however, that such approval shall not be unreasonably withheld.

      8.4      Indemnification.

               In the event of a registration of any shares of Common Stock under the Securities Act pursuant to the provisions contained herein, Maxtor will hold harmless the Purchasers and each underwriter of such shares and each other Person, if any, who controls a Purchaser or such underwriter within the meaning of Section 15 of the Securities Act, and each officer, director, employee and advisor of each of the foregoing, against any expenses, losses, claims, damages or liabilities, joint or several, to which a Purchaser or such underwriter or controlling Person may become subject under the Securities Act, any state securities law or otherwise, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, insofar as such





                                      22                   Page 43 of 194
expenses, losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such shares are registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Maxtor of any rule or regulation promulgated under the Securities Act or any state securities law applicable to Maxtor and relating to action or inaction required of Maxtor in connection with any registration, qualification or compliance; and will reimburse the Purchasers and each such underwriter and each such controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Maxtor will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, said preliminary prospectus or said prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished to Maxtor through an instrument duly executed by a Purchaser or such underwriter specifically for use in the preparation thereof; and provided, further, that if any expenses, losses, claims, damages or liabilities arise out of or are based upon an untrue statement, alleged untrue statement, omission or alleged omission contained in any preliminary prospectus which did not appear in the final prospectus, Maxtor shall not have any liability with respect thereto to (i) a Purchaser or any Person who controls such seller within the meaning of Section 15 of the Securities Act, if such Purchaser delivered a copy of the preliminary prospectus to the Person alleging such expenses, losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such Person at or prior to the written confirmation of the sale to such Person or (ii) any underwriter or any Person who controls such underwriter within the meaning of Section 15 of the Securities Act, if such underwriter delivered a copy of the preliminary prospectus to the Person alleging such expenses, losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such Person at or prior to the written confirmation of the sale to such Person.

                In the event of any registration of any shares of Common Stock under the Securities Act pursuant to the provisions contained herein, each Purchaser will indemnify and hold harmless Maxtor and each Person, if any, who controls Maxtor within the meaning of Section 15 of the Securities Act, each officer of Maxtor who signs the registration statement, each director of Maxtor and each underwriter and each Person who controls any underwriter within the meaning of Section 15 of the Securities Act, against any and all such expenses, losses, claims, damages or liabilities referred to in the first paragraph of this Section 8.4, if the statement, alleged statement, omission or alleged omission in respect of which such expense, loss, claim, damage or liability is asserted was made in reliance upon and in conformity with information furnished in writing to Maxtor by or on behalf of a Purchaser specifically for use in connection with the preparation of such registration statement, preliminary prospectus, prospectus, amendment or supplement; provided, however, that if any expenses, losses, claims, damages or liabilities arise out of or are based upon an untrue statement, alleged untrue statement, omission or alleged omission contained in any preliminary prospectus which did not appear in the final prospectus, a Purchaser shall not have any such liability with respect thereto to (i) Maxtor, any Person who controls Maxtor within the meaning





                                      23                   Page 44 of 194
of Section 15 of the Securities Act, any officer of Maxtor who signed the registration statement or any director of Maxtor, if Maxtor delivered a copy of the preliminary prospectus to the Person alleging such expenses, losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such Person at or prior to the written confirmation of the sale to such Person or (ii) any underwriter or any Person controlling such underwriter within the meaning of Section 15 of the Securities Act, if such underwriter delivered a copy of the preliminary prospectus to the Person alleging such expenses, losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented, if it has been amended or supplemented, to such Person at or prior to the written confirmation of the sale to such Person.

               Each party entitled to indemnification under this Section 8.4 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting thereon, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8.4 except to the extent such failure resulted in actual detriment to the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

      8.5      Registration Not Required.

               Notwithstanding anything in this Section 8, Maxtor shall have no obligation to register shares of Common Stock requested to be registered hereunder if, in the opinion of counsel to Maxtor, reasonably satisfactory in form and substance to counsel for the Purchasers, all of the shares of Common Stock requested to be registered can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144.

      8.6      Reporting Requirements.

               Maxtor shall comply with the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (whether or not it shall be required to do so pursuant to the provisions of said Section 15(d)), and shall comply with all other public information reporting requirements required by the SEC as a condition to the availability of an exemption, presently existing or hereafter adopted, from the Securities Act for the sale of shares of Common Stock.





                                      24                   Page 45 of 194

      8.7      Assignment.

               The rights of the Purchasers under this Section 8 may be assigned to any permitted transferee of Shares, or to a transferee of not less than 2,000,000 shares of Common Stock issued or issuable on conversion of the Shares.


SECTION 9.     MISCELLANEOUS

      9.1      Transactional Expenses.

               Whether or not the transactions contemplated by this agreement are consummated, each party shall pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof and thereof, including, without limitation, the fees and expenses of its counsel, accountants and other experts.

      9.2      Exclusivity.

               Maxtor agrees that it will not, unless and until this Agreement is terminated in accordance with its terms, directly or indirectly:

                        (i) initiate, solicit or encourage any discussions with any third party regarding any sale or acquisition of Maxtor or its assets or the issuance of any additional shares of Maxtor stock, or

                        (ii), subject to the fiduciary obligations of its directors, hold any such discussions with third parties (whether or not such discussions have heretofore been held with such third party) or enter into any agreement with any party other than a Purchaser concerning any sale or acquisition of Maxtor or its assets or the issuance of shares of Maxtor stock, other than, in each case, issuances pursuant to employee benefit plans identified pursuant Section 2.15.

      9.3      Access; Confidentiality.

               (a) Until the Closing or the termination of this Agreement in accordance with Section 9.9, whichever first occurs, Maxtor will (i) provide all of the Purchasers and their employees, representatives, counsel and accountants, full access, as reasonably requested, to the financial statements, contracts, books, records, and other relevant information pertaining thereto, and to the facilities, officers, legal staff, employees, independent public accountants and legal counsel of Maxtor and (ii) permit the Purchasers and their employees, representatives, counsel and accountants to make copies and retain other documentation with respect to Maxtor and the operations, financial position, prospects and Properties of Maxtor (subject to reasonable limitations on the copying and retention of key nonpublic technical information).





                                      25                   Page 46 of 194

               (b) Any information disclosed by the parties pursuant hereto or in connection with the transactions contemplated herein shall be subject to the Nondisclosure Agreement between the Maxtor and HEI dated as of May 1, 1993. Maxtor will use its best efforts to mark "CONFIDENTIAL" the confidential documents given to the Purchasers after the date hereof, but (notwithstanding the terms of such Nondisclosure Agreement) the failure to so mark (or to have so marked after August 18, 1993) will not prejudice Maxtor's rights thereunder if the document was in fact confidential.

      9.4      Publicity.

               Until the Closing or the termination of this Agreement in accordance with its terms, none of the Purchasers or Maxtor shall, directly or indirectly, issue any press release, or make any public statement, concerning the transactions contemplated by this Agreement without the prior written consent of all of the Purchasers (in the case of such a release or statement by Maxtor) or of Maxtor (in the case of such a release, statement by a Purchaser). This Section 9.4 shall not, however, preclude any party from making any disclosure required by applicable law, provided that in the event any party, or any officer, director, employee, agent or representative of a party, believes that any press release, public statement or other disclosure is so required, such party will notify and consult with the other parties with respect thereto as promptly as is practicable under the circumstances.

      9.5      Cooperation On Other Matters.

               (a)      Subject to the Nondisclosure Agreement referred to in
Section 9.3(b), Maxtor agrees to cooperate where feasible with the Purchasers on research and development, marketing and manufacturing matters, including involving members of the Purchasers' staffs in future product and manufacturing development efforts and providing the Purchasers and their Affiliates the opportunity to participate on a most-favored supplier basis in supplying components for use in Maxtor products, such as DRAMs and SRAMs and in providing subcontract manufacturing services. Such cooperation shall include, among other things, entering into royalty-free cross-licenses, exchanges or similar transactions relating to patents for disk drive components such as ASICs, heads, motors, media, printed circuit board assemblies and mechanical parts and, subject to the consent of Kubota Corporation, relating to magneto-optical disk drives; and such other cooperation on technical and marketing matters as is contemplated by this Section 9.5 and as shall be mutually agreed upon after the Closing. Maxtor will supply disk drives to HEI for use in its systems on a most-favored customer basis. Maxtor will consult with the Purchasers concerning the appropriate strategy for Maxtor's interest in Maxoptix.

               (b) Maxtor and the Purchasers will each have the opportunity to designate employees to be employed, on mutually agreeable terms, by the other. At the Purchasers' request made at a time when the right to nominate the Chairman of the Board in accordance with paragraph D(5) of Article FOURTH of the Restated Articles continues in effect, one of the directors nominated by them will be appointed an executive officer and employee of Maxtor, with a mutually agreed title and responsibilities, who will be included in ongoing senior management reporting and discussion. The Purchasers and Maxtor will mutually agree on arrangements for ongoing reporting of Maxtor financial, business and product information.





                                      26                   Page 47 of 194

      9.6      Shareholder Approval.

               Maxtor shall promptly submit to its Shareholders for approval both the transactions contemplated by this Agreement and the Restated Articles, and shall furnish the Purchasers drafts of the related proxy statement not less than 5 Business Days prior to its filing. Subject to the fiduciary obligations of its directors, Maxtor will use its best efforts to obtain such approval.

      9.7      Consummation of Closing.

               Each party to this Agreement agrees to use its best efforts to cause the conditions to Closing to be satisfied and not to willfully take any action which would prevent a condition to Closing from being satisfied, including without limitation any action that would have the effect of making any representation or warranty contained in this Agreement or in any document to be delivered pursuant to this Agreement untrue. Each party will cooperate as reasonably requested by another party in submitting any necessary filing with an Governmental Agency or providing information concerning such party to any Governmental Agency. The obligations of Maxtor under this Section 9.7 will be subject to the fiduciary obligations of its directors as stated in Section 9.2(ii), and Maxtor will notify the Purchasers immediately if the Maxtor board of directors takes or determines to take any action inconsistent with this
Section 9.7 (excluding this sentence) pursuant to such fiduciary duties.

      9.8      Export Controls.

               Each of the Purchasers agree not to export, directly or indirectly, (a) any technical data it has or will acquire from Maxtor pursuant to this Agreement, or (b) any product utilizing any such data, to any country for which any U.S. Governmental Agency at the time of export requires an export license or other governmental approval without first obtaining such license or approval.

      9.9      Termination.

                        (a) The "Last Closing Date" shall be November 24, 1993 or, if an extension (for up to 45 days) is requested by a Purchaser or Maxtor to secure a required consent of a Governmental Agency and such extension is consented to by all other parties, which consent shall not be unreasonably withheld, the extended date so requested. Any party shall have the right to terminate any further obligation it has hereunder (other than under Sections 6.3, 9.3(b) and 9.8 which shall survive any such termination) if (i) the Closing has not occurred by the Last Closing Date (including any such extension), and (ii) such nonoccurrence does not proximately result from a breach hereof by the terminating party. In addition, this Agreement and any further obligations of the parties hereunder (other than under Sections 6.4, 9.3(b) and 9.8, which shall survive any such termination) may be terminated at any time prior to the Closing Date, whether before or after Shareholder approval of the transactions, by mutual consent of Maxtor and the Purchasers by action taken by their respective Boards of Directors or by Maxtor in connection with entering into another agreement pursuant to Section 9.2(ii).

                        (b) If Maxtor terminates this Agreement, pursuant to Section 9.2(ii) or 9.9(a) or otherwise, and Maxtor, prior to January 18, 1994, consummates a transaction or enters into





                                      27                   Page 48 of 194
a definitive agreement to consummate a transaction that involves the sale or acquisition of Maxtor or the issuance of additional shares of Maxtor stock (other than shares issued pursuant to the employee benefit plans listed in SCHEDULE 2.15 or issued in a public offering) to any party other than a Purchaser and which has a higher value to Maxtor than the transaction contemplated herein, then Maxtor agrees to pay the Purchasers (pro rata according to the number of Shares to be purchased by each) $4,000,000 simultaneously with the consummation of such transaction; provided, however, that Maxtor shall have no obligation to pay such amount if (i) Maxtor shall have terminated this Agreement due to an intentional misstatement, an intentional omission or an intentional breach by a Purchaser of one or more representations or warranties contained in Section 3 hereof or (ii) a Purchaser shall have willfully and materially breached a material covenant of such Purchaser contained herein. In the case of a termination by Maxtor pursuant to
Section 9.2(ii), the payment of such amount (together with any interest owing under Section 9.12) shall constitute the sole compensation and remedy owing to the Purchasers from Maxtor or any third party on account of such termination (without prejudice to Maxtor's obligations under this Agreement which survive such termination).

      9.10     Other Agreements Superseded; Waiver and Modification, Etc.

               This Agreement supersedes all prior agreements or understandings (including, without limitation the Letter of Intent) written or oral, between Maxtor and any of the Purchasers, relating to the acquisition of shares of Maxtor, and incorporates the entire understanding of the parties with respect thereto; provided that any and all remedies that would in the absence of this
Section 9.10 be available for any breach of paragraph 8, 9, 11, 12, 13 or 14 of such Letter of Intent occurring prior to the parties' entering into this Agreement shall continue to be available and enforceable.

               This Agreement may be amended or supplemented only by a written instrument signed by the party against whom the amendment or supplement is sought to be enforced. The party benefited by any condition or obligation may waive the same, but such waiver shall not be enforceable by another party unless made by written instrument signed by the waiving party.

      9.11     Notices.

               Any notice or other communication under or relating to this Agreement shall be given in writing and shall be deemed sufficiently given and served for all purposes when personally delivered or given by telefax with receipt verified by printout of the transmitting machine (or otherwise confirmed in writing, in which case the notice shall be deemed given when such written confirmation is received):

                        (a)     If to any Purchaser:

                                Hyundai Electronics Industries Co., Ltd.
                                66, Jeokeon-dong, Chongro-Ku
                                Seoul, Korea
                                Attn: Corporate Planning and Coordination Office
                                Fax: 011-82-2-733-2145, -2146 or -2147





                                      28                   Page 49 of 194
                                with a copy to:

                                McCutchen, Doyle, Brown & Enersen
                                Three Embarcadero Center
                                San Francisco, California  94111
                                Attn:  Bartley C. Deamer
                                Fax:  (415) 393-2286

                        (b)     If to Maxtor:

                                211 River Oaks Parkway
                                San Jose, CA  95134
                                Attn:  Mark Chandler, General Counsel
                                Fax: (408)432-4169

                                with a copy to:

                                Ware & Freidenrich
                                400 Hamilton Avenue
                                Palo Alto, California  94301
                                Attn:  Howard Clowes
                                Fax:  (415) 327-3699

Unless otherwise expressly stated therein, any notice given by HEI shall be deemed to be given by all Purchasers.

      9.12     Interest.

               Any amounts due under Sections 6.2, 6.3, 8.4 and 9.9(b) shall bear interest at the Agreed Rate from the time payment is due to the time of payment.

      9.13     Law Governing; Federal Forum.

                        (a) This Agreement shall be construed in accordance with and governed by the laws of the State of California.

                        (b) If any action is brought within the United States under or relating to this Agreement and the federal trial courts have jurisdiction over the subject matter of such action, such action may be brought only in such federal courts.

      9.14     Successors; Assignability.

               This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any right, remedy, obligation or liability hereunder may be assigned by either of the parties hereto without the prior written consent of the other parties hereto with the exception of any assignment by one




                                      29                   Page 50 of 194

Purchaser to another Purchaser or an Affiliate of such Purchaser or another Purchaser. (Any such assignment to another Purchaser or such Affiliate will not, however, relieve the assigning Purchaser of its obligations hereunder.)

      9.15     Counterparts.

               This Agreement may be executed in any number of counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute one and the same instrument.

      9.16     Parties in Interest.

               Nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the parties hereto and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge any obligation of any third Person to any party hereto or give any third Person any right of subrogation or action over against any party hereto.

      9.17     References.

               Unless expressly indicated to the contrary, all references herein to Sections and Exhibits refer to the specified part of this Agreement and all references to Schedules refer to the specified Schedule of the Disclosure Memorandum. All terms such as "herein," "hereby" or "hereunder" refer to this Agreement as a whole.

      9.18     Headings.

               The headings used in this Agreement are provided for convenience only and this Agreement shall be interpreted as though they did not appear herein.

      9.19     Fair Construction.

               This Agreement shall be given fair and reasonable construction in accordance with the intention of the parties. This Agreement shall not be construed against the party preparing it, and shall be construed without regard to the identity of the Person who drafted it or the party who caused it to be drafted and shall be construed as if all parties had jointly prepared this Agreement. It shall be deemed their joint work product, and each and every provision of this Agreement shall be construed as though all of the parties hereto participated equally in the drafting hereof; and any uncertainty or ambiguity shall not be interpreted against any one party. As a result of the foregoing, any rule of construction that a document is to be construed against the drafting party shall not be applicable.

      9.20     Business Days.

               If the date on or by which any act is required to be performed hereunder is not a Business Day, such date shall be extended to the next Business Day.





                                      30                   Page 51 of 194

SECTION 10.    GLOSSARY

               As used in this Agreement, the following terms have the respective meanings set forth below or in the location indicated:

       Affiliate--any Person which controls, is controlled by or is under common control with, another Person. For purposes of this definition, "control" means the ability, directly or indirectly, to elect or designate (in the absence of particular events or circumstances) a majority of the directors (or Persons performing a similar function) of a Person.

       Agreed Rate--interest rate equal to 2% per year over the rate announced by Bank of America National Trust and Savings Association as its then-current reference rate or the maximum lawful rate, whichever is less.

       Agreement--This Stock Purchase Agreement, including the Exhibits hereto and the Disclosure Memorandum, as it or they may be amended from time to time in accordance with its terms.

       Annual Financial Statements--Section 2.7.

       Business Day--Any day which is not a Saturday, Sunday or a bank holiday in the State of California or the Republic of Korea.

       Closing--Section 1.2.

       Closing Date--Section 1.2.

       Common Stock--Section 1.1.

       Disclosure Memorandum--The disclosure memorandum of even date herewith executed by the parties hereto, containing the Schedules referred to in Section 2 and any exceptions to the representations and warranties made in Section 2.

       Employee Plan--(i) each pension plan as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is qualified (or states in the plan document or any government filing that it is qualified) under Section 401 of the Code and which Maxtor sponsors or contributes to or with respect to which Maxtor has or could incur any obligation or liability; (ii) each pro plan, stock option, pension, severance, retirement or incentive compensation plan and any other benefit plan or program and (iii) each welfare plan as defined in Section 3(1) of ERISA.

       GAAP--Section 2.7.





                                      31                   Page 52 of 194

       Governmental Agency--Any federal, state, local or foreign government or any political subdivision thereof (including without limitation the executive and legislative branches thereof) or any department, commission, board, bureau, agency, court, panel or other instrumentality of any kind of any of the foregoing.

       Governmental Requirement--any federal, state, local or foreign statute, law, order, judgment, decree, regulation or permit or any requirement of any Governmental Agency.

       HEI--Introductory paragraphs.

       Indemnified Parties--Section 8.4.

       Indemnifying Parties--Section 8.4.

       Intellectual Property Rights--Section 2.10.

       Interim Financial Statements--Section 2.7.

       Knowledge--Known to any executive officer or the principal legal officer, the principal human resources officer or the principal environmental officer of the entity making the representation without any additional investigation other than inquiry of key employees reporting to such executive or other officer.

       Last Closing Date--Section 9.9.

       Letter of Intent--Section 6.3(i).

       Losses--Section 6.3.

       Major Subsidiary--Any Subsidiary with more than 50 employees as of the date of this Agreement.

       Material Adverse Effect--With respect to Maxtor, a material adverse effect, singly or cumulatively, on the business, Properties, liabilities, financial condition, operations or prospects of Maxtor and
       the Subsidiaries taken as a whole.   With respect to a Purchaser, a
       material adverse effect on the business, Properties, liabilities, financial conditions, operations or prospects of such Purchaser.

       Maxtor--Introductory paragraphs.

       Person--An individual, partnership, corporation, trust or unincorporated organization or a Governmental Agency.

       Property--Any interest in any kind of property, asset or right, whether real, personal or mixed, tangible or intangible, and wherever located.





                                      32                   Page 53 of 194

       Purchase Price--Section 1.1.

       Purchaser--Introductory paragraphs.

       Purchaser Party--Section 6.3.

       Registration Expenses--Section 8.3.

       Regulated Material--Any substance, material or solid or other waste that is, or whose release or disposal is, subject to any Governmental Requirement or regulated by any Governmental Agency with jurisdiction or whose release or disposal is actionable under applicable law.

       Restated Articles--Section 4.12.

       Rights Agreement--The Rights Agreement dated as of January 27, 1988 between Maxtor and Bank of America National Trust and Savings Association.

       SEC--United States Securities and Exchange Commission.

       Securities Act--the Securities Act of 1933, as amended.

       Selling Expenses--Section 8.3.

       Shareholder--A shareholder of Maxtor.

       Shares--Introductory paragraphs.

       Stock Rights--Section 2.6.

       Subsidiaries--Section 2.5.

       Taxes/Tax--Any and all federal, state, county, local or foreign taxes, charges, levies, fees, imposts or other assessments of any nature whatsoever, including, without limitation, income tax, profits tax, gross receipts tax, corporation tax, capital transfer tax, stamp duty and value added tax, payroll tax, sales tax, employment tax, use tax, property tax, excise tax, withholding taxes, environmental or superfund taxes, development gains tax, national insurance and earnings-related contributions, income tax payable by way of pay-as-you-earn deductions, and all costs, charges, interest, penalties, surcharges and expenses related thereto or to any disallowance of any claim with respect thereto.





                                      33                   Page 54 of 194

               IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.


                                       MAXTOR CORPORATION


                                       By________________________________
                                         Laurence R. Hootnick
                                         President and Chief
                                         Executive Officer



                                       HYUNDAI ELECTRONICS INDUSTRIES
                                        CO., LTD.


                                       By________________________________
                                         Joo Yong Kim
                                         President and
                                         Representative Director

                                       Class A Common Stock to be purchased:
                                       5,844,000 shares

                                       Aggregate purchase price:
                                       $44,998,800



                                       HYUNDAI HEAVY INDUSTRIES
                                        CO., LTD.


                                       By________________________________
                                         Joo Yong Kim
                                         Attorney-in-Fact

                                       Class A Common Stock to be purchased:
                                       4,870,000 shares

                                       Aggregate purchase price:
                                       $37,499,000





                                      34                   Page 55 of 194

                                       HYUNDAI CORPORATION


                                       By_________________________________
                                         Joo Yong Kim
                                         Attorney-in-Fact

                                       Class A Common Stock to be purchased:
                                       4,870,000 shares

                                       Aggregate purchase price:
                                       $37,499,000



                                       HYUNDAI MERCHANT MARINE CO., LTD.

                                       By_________________________________
                                         Joo Yong Kim
                                         Attorney-in-Fact


                                       Class A Common Stock to be purchased:
                                       3,896,000 shares

                                       Aggregate purchase price:
                                       $29,999,200





                                      35                   Page 56 of 194

                                   EXHIBIT A

                                   AMENDMENT
                                       TO
                                RIGHTS AGREEMENT

         This AMENDMENT TO RIGHTS AGREEMENT (the "Amendment") is entered into as of the ___ day of September, 1993, between Maxtor Corporation, a Delaware corporation (the "Company"), and The First National Bank of Boston (the "Rights Agent").

                                    RECITALS

         WHEREAS, pursuant to that certain Rights Agreement dated as of January 27, 1988 (the "Rights Agreement"), the Board of Directors of the Company on January 27, 1988 (i) authorized the issuance and declared a dividend of one right (a "Right") for each share of Common Stock (as defined herein) of the Company outstanding as of the close of business on February 8, 1988, each Right representing the right to purchase one share of Common Stock of the Company upon the terms and subject to the conditions set forth in the Rights Agreement, and (ii) further authorized the issuance of one Right with respect to each share of Common Stock of the Company that shall become outstanding between February 8, 1988, and the Distribution Date (as defined in the Rights Agreement);

         WHEREAS, in accordance with Section 21 of the Rights Agreement, Chemical Trust Company of California resigned as Rights Agent and The First National Bank of Boston was appointed as the second successor Rights Agent effective [__________, 1993];

         WHEREAS, pursuant to Section 4.9 of that certain Stock Purchase Agreement among the Company and Hyundai Electronics Industries Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively, the "Purchasers"), dated as of September ___, 1993 (the "Purchase Agreement"), the Company agreed to amend the Rights Agreement as set forth herein.

         WHEREAS, the Company has requested that the Rights Agreement be amended, in accordance with Section 26 of the Rights Agreement, as set forth herein and the Rights Agent is willing to amend the Rights Agreement as set forth herein.





                                      36                   Page 57 of 194

                                   AGREEMENT

         NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

         1. Section 1(a) of the Rights Agreement is hereby deleted in its entirety and amended to read in full as follows:

                 (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the outstanding Common Stock; provided, however, that an Acquiring Person shall not include (1) an Exempt Person (as such term is hereinafter defined) or
         (2) upon the closing of the acquisition of Class A Common Stock (the "Hyundai Closing") under that certain Stock Purchase Agreement among the Company and Hyundai Electronics Industries, Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Marine Co., Ltd. (collectively the "Purchasers") dated as of September __, 1993 (the "Purchase Agreement"), any of the Purchasers or their Affiliates, so long as (i) the Purchasers and their Affiliates continue following the Hyundai Closing collectively to hold shares of Common Stock of the Company which constitute at least twenty percent (20%) of the outstanding voting power of the Company and (ii) no material breach of Section 7.2 of the Purchaser Agreement by Purchaser or any Affiliate of a Purchaser has occurred.

         2. Section 1(g) is deleted in its entirety and amended to read in full as follows:

                 (g) "Common Stock" when used with reference to the Company shall mean the common stock of the Company whether designated as Common Stock or Class A Common Stock. "Common Stock" when used with reference to any Person other than the Company which shall be organized in corporate form shall mean the capital stock or other equity security with the greatest per share voting power of such Person or, if such Person is a Subsidiary of or is controlled by another Person, the Person which ultimately controls such first-mentioned Person. "Common Stock" when used with reference to any Person other than the Company which shall not be organized in corporate form shall mean units of beneficial interest which shall represent the right to participate in profits, losses, deductions and credits of such Person and which shall be entitled to exercise the greatest voting power per unit of such Person.

         3. All other provisions of the Rights Agreement shall remain unchanged.

         4. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.





                                      37                   Page 58 of 194

         IN WITNESS WHEREOF, the parties have caused this Amendment to be executed themselves or by their respective duly authorized representatives as of the date first above written.

                                       MAXTOR CORPORATION

                                       By:______________________________________
                                                     Mark Chandler

                                       Its: Vice President, Corporate
                                            Development and General Counsel

                                       [THE FIRST NATIONAL BANK OF BOSTON]

                                       By:______________________________________

                                       Its:_____________________________________





                                      38                   Page 59 of 194

                                   EXHIBIT B


                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                               MAXTOR CORPORATION

         Maxtor Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

         1. The name of the corporation is Maxtor Corporation. The corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 24, 1986.

         2. This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation and has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

         3. The text of the Certificate of Incorporation of this corporation is hereby restated and further amended to read in its entirety as follows:

         FIRST: The name of the corporation is Maxtor Corporation (hereinafter sometimes referred to as the "Corporation").

         SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at that address is The Corporation Trust Company.

         THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

         FOURTH:

         A. Capitalized terms in this Article FOURTH, unless otherwise defined herein, have the meaning set forth in Section E of this Article FOURTH.

         B. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred five million (205,000,000), consisting of:





                                      39                   Page 60 of 194

             (1) five million (5,000,000) share of Preferred Stock, par value one cent ($.01) per share (the "Preferred Stock"); and

             (2) two hundred million (200,000,000) shares of common stock, par value one cent ($.01) per share, of which one hundred eighty million five hundred twenty thousand (180,520,000) shares shall be designated as "Common Stock" and nineteen million four hundred eighty thousand (19,480,000) shares shall be designated as "Class A Common Stock."

         C. The Board of Directors is authorized, subject to any limitations prescribed by law, to issue the shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designation, voting powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the Common Stock and Class A Common Stock, voting together as a single class, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of the holders of any series of Preferred Stock is required pursuant to the certificate or certificates establishing such series of Preferred Stock.

         D. The rights, preferences and privileges of each share of all classes of common stock shall be identical, except as otherwise expressly provided herein.

             (1) With respect to all matters upon which the holders of Class A Common Stock are entitled to vote, each share of Class A Common Stock issued and outstanding shall have the number of votes equal to the number of shares of Common Stock into which such share of Class A Common Stock could be converted on the record date for the vote of stockholders. The holders of the Class A Common Stock shall be entitled to notice of each stockholders meeting in accordance with the By-Laws of the Corporation and shall vote together as a single class with the holders of the Common Stock on all matters submitted to a vote of stockholders, except those matters required by law or by





                                      40                   Page 61 of 194
this Restated Certificate of Incorporation to be submitted to the holders of the Class A Common Stock, the Common Stock or any one series of Preferred Stock voting separately as a class.

             (2) Subject to paragraph D(3) of this Article FOURTH, the Corporation shall not, without first obtaining the approval of the holders of a majority of the outstanding shares of Class A Common Stock:

                 (i) terminate, acquire or commence a Core Line of Products, or terminate the operations of or sell to a party which is not a wholly-owned Subsidiary of the Corporation all or a majority of the Corporation's interest held on the date of filing of this Restated Certificate of Incorporation in or the assets of Maxoptix Corporation;

                 (ii) incur obligations to make an aggregate of capital expenditures in any fiscal year in excess of $80,000,000;

                 (iii) make any decision respecting the location or construction of new high-volume manufacturing facilities (other than the expansion of high-volume manufacturing facilities existing at the time of such decision) for the manufacture of finished disk drives and/or subassemblies of disk drives;

                 (iv) enter into a Joint Venture in which the fair market value of the Corporation's initial contribution, as determined by the Board in good faith is in excess of $5,000,000;

                 (v) grant any Material Exclusive License;

                 (vi) enter into any Change in Senior Management
Compensation Arrangement Outside the Scope of the Corporation's Current
Practice;

                 (vii) consummate a Corporate Sale prior to the fifth anniversary of the date of initial issuance of the Class A Common Stock;

                 (viii) consummate a Corporate Sale on or after the fifth anniversary of the date of initial issuance of the Class A Common Stock, unless: (A) if the Corporate Sale is proposed by the Corporation in the absence of an offer from a third party, (x) Hyundai has not provided the Corporation, within thirty (30) days of receipt by Hyundai of notice from the Corporation describing in reasonable detail the terms of the proposed Corporate Sale (the "Proposal Notice"), notice of





                                      41                   Page 62 of 194

Hyundai's non-binding intent to be the acquiror on substantially the same terms as set forth in the Proposal Notice (the "Acquisition Notice"); or (y)(I) Hyundai has provided the Corporation, within thirty days of its receipt of the Proposal Notice, with an Acquisition Notice, but (II) Hyundai fails to negotiate in good faith in accordance with the terms of the Proposal Notice (provided that the Corporation has negotiated in good faith in accordance with such terms) and (III) the failure of Hyundai to negotiate in good faith remains uncured thirty (30) or more days after its receipt from the Corporation of notice of such failure; or (z) if a definitive agreement for such sale is not entered into within ninety (90) days of the date of Hyundai's receipt of the Proposal Notice (provided that the Corporation has negotiated in good faith in accordance with the terms of the Proposal Notice); provided that any Corporate Sale which the Corporation consummates without further notice and approval from Hyundai after fulfilling the requirements of (x), (y) or (z) must be on substantially the terms and conditions contained in the Proposal Notice; or (B) if the Corporation receives an offer from a third party proposing a Corporate Sale which the Corporation desires to accept, (x) Hyundai is given prompt written notice from the Corporation of the initial expression of interest by such third party and (y) Hyundai fails, within thirty (30) days after the Corporation furnishes Hyundai a copy of the definitive agreement which the Corporation desires to enter into with the third party for such sale, to enter into a binding agreement with the Corporation on substantially the same terms and conditions as set forth in the definitive agreement so furnished by Hyundai and (z) the Corporation enters into a binding agreement and consummates, within one hundred eighty (180) days of furnishing of such definitive agreement, the Corporate Sale on substantially those terms and conditions as set forth in the definitive agreement so furnished.

                 (ix) create or issue any stock ranking senior to the common stock with respect to dividends or with respect to distributions upon liquidation or carrying any voting, consent, conversion, exchange, purchase or other rights different from or in addition to the rights which a holder of an equivalent number of shares of Common Stock would have or which imposes restrictions on the Corporation which would not be imposed by an equivalent number of shares of Common Stock, or enter into any transaction involving the issuance of securities, or right to acquire





                                      42                   Page 63 of 194
securities, constituting (or which upon exercise or conversion would constitute) twenty percent (20%) or more of the Voting Stock.

             (3) The special rights of the Class A Common Stock to vote with respect to the matters set forth in paragraph D(2) of this Article FOURTH will immediately cease and terminate at such time as the holders of the Class A Common Stock no longer hold, in the aggregate, either (a) at least 19,480,000 shares (less any shares, up to 80,000 in the aggregate, which one or more holders has been required to transfer or surrender in order to comply with any applicable statute, regulation, order or other legal requirement) or Class A Common Stock and/or Common Stock issued upon conversion of Class A Common Stock (as adjusted, in each case, for any stock split, stock dividend, recapitalization or similar event) provided that such shares, together with other shares of Voting Stock held by such holders constitute at least twenty percent (20%) of the voting power of the Voting Stock, or (b) at least thirty percent (30%) by voting power of the Voting Stock, provided that such rights shall terminate only if and on such date as the record holders of the Class A Common Stock have been provided with written notice by the Corporation that the provisions of clause (a) and (b) are not satisfied, and ninety (90) days have elapsed from the date of such notice and such provisions remain unsatisfied at the end of such ninety (90) day period.

             (4) Subject to paragraph D(6) of this Article FOURTH, the holders of the Class A Common Stock as such, by written consent of the holder or holders of a majority of the outstanding shares of Class A Common Stock, shall be entitled to nominate the number of directors equal to the number (with any fraction rounded to the nearest whole number (or, if equidistant between two whole numbers, the next highest whole number)) obtained by multiplying the total number of authorized directors by a fraction, the numerator of which is the total number of shares of Voting Stock held by the holders of the Class A Common Stock as of the record date for the annual meeting of stockholders (or as of the effective date of any change in the authorized number of directors) at which directors are to be elected, and the denominator of which is the total number of shares of Voting Stock as of the record date for the annual meeting of stockholders (or as of the effective date of any change in the authorized number of directors) at which directors are to be elected, provided





                                      43                   Page 64 of 194
that (A) in any case in which the foregoing formula would entitle the holders of the Class A Common Stock to elect one-half or more of the number of authorized directors without holding one-half or more by voting power of the Voting Stock, the number of directors that the holders of the Class A Common Stock is permitted to nominate will be reduced by one and (B) the number of directors which the Class A Common Stock are entitled to nominate shall be reduced by the number of directors previously nominated by such holders pursuant to this paragraph 4 (or nominated pursuant to Section 4.10 of the Stock Purchase Agreement dated September 10, 1993 among the Corporation, Hyundai Electronics Industries Co., Ltd. and certain other purchasers (the "Hyundai Purchase Agreement")) who will continue in office after such record date or effective date. While the foregoing nomination rights are in effect, the balance of the nominees for directors submitted by the Corporation to its stockholders at any annual meeting of stockholders shall be selected by the Board of Directors, provided that the vote in favor of such other nominees shall include the vote of at least a majority of the directors not nominated by the Class A Common Stock pursuant to this paragraph 4 (or such Stock Purchase Agreement). If the number of directors which the Class A Common Stock is entitled to nominate increases due to an increase in the total number of authorized directors and the application of the formula set forth above in this paragraph (4), or if any director so nominated ceases to be a director of the Corporation, whether as a result from death, resignation, retirement, disqualification, removal from office or other cause, the vacancy so created may be filled only by a majority vote of the remaining directors so nominated then in office, though less than a quorum, or, if no such directors are then in office, by the holders of the Class A Common Stock. Notwithstanding anything else in this Restated Certificate of Incorporation, in the event that a holder of Class A Common Stock does not comply in a significant respect with the voting provision set forth in Section 7.5 of the Hyundai Purchase Agreement, then such shares shall not be entitled to be voted for such election without the consent of the majority of the directors other than any directors nominated by the holders of the Class A Common Stock under this paragraph D(4) of this Article FOURTH.





                                      44                   Page 65 of 194

             (5) Subject to paragraph D(6) of this Article FOURTH, the Board of Directors of the Corporation shall elect as the Chairman of the Board from among the directors then serving such director as is designated in any written consent of the holders of a majority of the Class A Common Stock.

             (6) (i) The right of the Class A Common Stock to designate the director to be elected as the Chairman of the Board as set forth in paragraph D(5) of this Article FOURTH will immediately cease and terminate permanently at such time as the holders of the Class A Common Stock no longer collectively hold of record either (a) at least 15,584,000 shares of Class A Common Stock (as adjusted) for any stock split, stock dividend, recapitalization or similar event) or (b) at least 11,688,000 shares of the Class A Common Stock (as adjusted for any stock split, stock dividend, recapitalization or similar event) provided that such shares, together with other shares of Voting Stock held by such holders, constitute at least twenty percent (20%) by voting power of the Voting Stock, provided that such rights shall terminate only if and on such date as the record holders of the Class A Common Stock have been provided with written notice by the Corporation that the provisions of clause (a) and
(b) are not satisfied, and ninety (90) days have elapsed from the date of such notice and such provisions remain unsatisfied at the end of such ninety (90) day period.

                 (ii) The right of the Class A Common Stock to nominate directors set forth in paragraph D(4) of this Article FOURTH will be suspended and shall have no effect during any period and for such times as the holders of the Class A Common Stock do not hold of record either (a) at least 15,584,000 shares of Class A Common Stock and/or Common Stock issued upon conversion of Class A Common Stock (as adjusted, in each case, for any stock split, stock dividend, recapitalization or similar event) or (b) at least twenty percent (20%) by voting power of the Voting Stock, provided that such rights shall be suspended only if and on such date as the record holders of the Class A Common Stock have been provided with written notice by the Corporation that the provisions of clause (a) and (b) are not satisfied, and ninety (90) days have elapsed from the date of such notice and such provisions remain unsatisfied at the end of such ninety (90) day period.

             (7) Holders of Class A Common Stock shall have conversion rights as follows:





                                      45                   Page 66 of 194

                 (i) Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Class A Common Stock, into one share of Common Stock, subject to adjustment as provided in paragraphs D(7)(iv) and (v) of this Article FOURTH.

                 (ii) Before any holder of Class A Common Stock shall be entitled to convert the same into shares of Common Stock, it shall surrender the certificate or certificates therefor at the office of the Corporation or any transfer agent for the Class A Common Stock, and shall give written notice to the Corporation at such office that it elects to convert the same and shall state therein the name or names in which it wishes the certificate or certificates to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to its nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which it shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Common Stock to be converted, and the person or person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

                 (iii) No fractional shares of Common Stock shall be issued upon conversion of the Class A Common Stock, and in lieu thereof the Corporation shall pay to the holders otherwise entitled to such fraction an amount in cash equal to such fraction multiplied by the then fair market value of one share of Common Stock as determined by the Corporation s Board of Directors. If more than one share of Class A Common Stock is surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock to be issued upon conversion shall be computed on the basis of the aggregate number of shares of Class A Common Stock so surrendered.

                 (iv) In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall pay a dividend on its outstanding Common stock payable in shares of Common Stock, without an equivalent subdivision of, or dividend on, the Class A Common Stock, the number of shares of Common Stock into which each share of Class A Common Stock is





                                      46                   Page 67 of 194
convertible immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the Corporation shall at any time combine the outstanding shares of Common Stock, without an equivalent combination of the Class A Common Stock, the number of shares of Common Stock into which each share of Class A Common Stock is convertible immediately prior to such combination shall be proportionately decreased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

                 (v) In case, at any time after the date of issuance of the Class A Common Stock, of any capital reorganization or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a dividend payable in shares of Common Stock on, or a subdivision, split-up or combination of the Common Stock), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, proper provisions shall be made such that each share of Class A Common Stock shall be entitled pursuant to such reorganization, reclassification, consolidation, merger, sale, or other disposition to receive stock with substantially the same rights as the Class A Common Stock, and convertible into the kind and number of shares of stock or other securities or property of the corporation resulting from such consolidation or surviving such merger (including the Corporation, if it survives) or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such shares would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this paragraph (7)(v) shall similarly apply to successive reorganizations, reclassification, consolidations, mergers, sales or other dispositions.

                 (vi) The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the





                                      47                   Page 68 of 194

Class A Common Stock, the full number of shares of Common Stock deliverable upon the conversion of all Class A Common Stock from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Class A Common Stock at the time outstanding.

                 (vii) Any shares of Class A Common Stock converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof and may not be reissued.

             (8) Upon any Transfer of shares of Class A Common Stock, such shares will convert automatically into shares of Common Stock in accordance with paragraph D(7) of this Article FOURTH.

         E.  For the purposes of this Article FOURTH:

             (1) "Affiliate" means, with respect to a person or entity, any other person or entity which controls, is controlled by or is under common control with, such person or entity. For purposes of this definition, "control" means the ability, directly or indirectly, to elect or designate (in the absence of particular events or circumstances) a majority of the directors (or persons performing a similar function) of an entity.

             (2) "Change in Senior Management Compensation Arrangement Outside the Scope of the Corporation's Current Practice" means the entering into of any written contract with any employee with the title of Chief Executive Officer, President, Chief Operating Officer, Vice-President or Chief Financial Officer of the Corporation which provides for a fixed term of employment or requires the Corporation to pay benefits upon termination other than those generally available to other employees of the Corporation.

             (3) "Core Line of Products" means a complete form factor, such as 1.8-inch, 2.5-inch, 3.5-inch, or a line of products which are not data storage products.





                                      48                   Page 69 of 194

             (4) "Corporate Sale" means (i) a consolidation or merger of the Corporation with or into any other corporation, entity or person (or group of corporations, entities or persons, acting in concert) where the Corporation is not the surviving corporation (unless the sole purpose of the transaction is to change the Corporation's domicile) or where the stockholders of the Corporation own less than a majority of the voting stock of the surviving corporation immediately following such consolidation or merger, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation.

             (5) "Material Exclusive License" means a license to make, use or sell products incorporating any intellectual property owned by the Corporation granted (other than in connection with a Corporate Sale) to a party which is not a Subsidiary of the Corporation in an arms length transaction in consideration of cash, securities or other property having a Fair Market Value (as defined in Article EIGHTH) of at least $10,000,000, which license precludes (or imposes restrictions or royalty obligations upon the Corporation of such magnitude that they would effectively preclude) the right of the Corporation to make, use or sell disk drive products incorporating such licensed intellectual property or to license others to do so.

             (6) "Hyundai" means Hyundai Electronics Industries Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation, Hyundai Merchant Marine Co., Ltd. and any Affiliate of any or all of them; provided that, for purposes of giving notice or documents required to be given pursuant to this Article FOURTH, Hyundai shall mean the person to whom notice to any Purchaser (as defined in the Hyundai Purchase Agreement) is required to be given pursuant to Section 9.11 of the Hyundai Purchase Agreement.

             (7) "Joint Venture" means an entity in which, upon formation, the Corporation and its Subsidiaries collectively would own, directly or indirectly between 20% and 80% of the outstanding equity interest.

             (8) "Subsidiary" shall have the meaning ascribed to it in Article EIGHTH.

             (9) "Transfer" means any sale, exchange, transfer, gift, assignment, or other disposition, whether voluntary or involuntary, other than to a person or entity included in the definition of





                                      49                   Page 70 of 194

"Hyundai" and shall include any transaction or event following which an Affiliate or Affiliates shall no longer be an Affiliate or Affiliates.

             (10) "Voting Stock" means, taken together, all outstanding shares of Common Stock, all outstanding shares of Class A Common Stock (counted on an as-converted basis as if fully converted into Common Stock), and all outstanding shares of Preferred Stock entitled to vote generally, without regard to particular events or circumstances (counted, if convertible, on an as-converted basis as if fully converted into Common Stock).

         FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

         A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by Statute or by this Restated Certificate of Incorporation or the By-Laws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

         B. The directors of the Corporation need not be elected by written ballot unless the By-Laws so provide.

         C. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders, provided, however, that the vote of the holders of the Class A Common Stock required under paragraph D(2) of Article FOURTH may be effected by a consent in writing.

         D. Special meetings of stockholders of the Corporation may be called only by (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (ii), at any time when the nomination right of the Class A Common Stock pursuant to paragraph D(4) of Article FOURTH is in effect, the holder or holders of a majority of the outstanding Class A Common Stock. As used in this Restated Certificate of Incorporation, the "total





                                      50                   Page 71 of 194
number of authorized directors" shall mean the number of directors which would be in office were there no vacancies nor any unfilled newly created directorships.

         SIXTH:

         A. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), but shall not be less than five (5). The directors shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the 1994 annual meeting of stockholders, the term of office of the second class to expire at the 1995 annual meeting of stockholders and the term of office of the third class to expire at the 1996 annual meeting of stockholders, provided that the term of office of directors in office on the date of filing of this Restated Certificate of Incorporation is unaffected by the filing of this Restated Certificate of Incorporation. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

         B. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

         C. Any or all of the Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the Voting Stock (as defined in Article FOURTH), voting together as a single class.

         SEVENT: The Board of Directors is expressly empowered to adopt, amend or repeal By-laws of the Corporation. Any adoption, amendment or repeal of By-laws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of authorized directors. The stockholders shall also have power to adopt, amend or repeal the By-laws of the Corporation.





                                      51                   Page 72 of 194

         EIGHTH: The stockholder vote required to approve Business Combinations (as hereinafter defined) shall be as set forth in this Article EIGHTH.

         A. (1) Except as otherwise expressly provided in section B of this Article EIGHTH:

                 (i) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Shareholder (as hereinafter defined) or (b) any other corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Shareholder, except for a merger or consolidation in which the Corporation is merged into or with another corporation that owns or controls more than 80% of the outstanding Voting Stock if such ownership was obtained in an exchange or tender offer approved the Board of Directors as provided under Section 7.2(c) of the Hyundai Stock Purchase Agreement and provided that the stockholders of the Corporation receive in such merger or acquisition substantially the same property as would have been received in such exchange or tender offer; or

                 (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of ten percent (10%) of the total value of the assets of the Corporation and its consolidated subsidiaries as reflected in the most recent balance sheet of the Corporation; or

                 (iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $15,000,000 or more (other than purchases of shares of capital stock of the Corporation by Hyundai in accordance with Section 6.2 of the Hyundai Purchase Agreement); or





                                      52                   Page 73 of 194

                 (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Shareholder or any Affiliate of any Interested Shareholder; or

                 (v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Shareholder or any Affiliate of any Interested Shareholder; shall require (1) the affirmative vote of the holders of at least 66-2/3 percent of the Voting Stock (as defined in Article FOURTH), voting together as a single class (it being understood that, for purposes of this Article EIGHTH, each share of the Voting Stock shall have the number of votes granted to it pursuant to Article FOURTH of this Restated Certificate of Incorporation or any designation of the rights, powers and preferences of any class or series of Preferred Stock made pursuant to said Article FOURTH (a "Preferred Stock Designation")) and (2) the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Voting Stock other than the Voting Stock of which an Interested Shareholder or an Affiliate of an Interested Shareholder is the beneficial owner, voting together as a single class. Such affirmative votes shall be required notwithstanding any other provisions of this Restated Certificate of Incorporation or any provision of law or of any agreement with any national securities exchange which might otherwise permit a lesser vote or no vote, but such affirmative votes shall be required in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Restated Certificate of Incorporation or any Preferred Stock Designation.

             (2) The term "Business Combination" as used in this Article EIGHTH shall mean any transaction which is referred to in any one or more of subparagraphs (i) through (v) of paragraph (1) of this section A.





                                      53                   Page 74 of 194

         B. The provisions of section A of this Article EIGHTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law, any other provision of this Restated Certificate of Incorporation, any Preferred Stock Designation or any agreement with any national securities exchange, if, in the case of a Business Combination that does not involve any cash or other consideration being received by the stockholders of the Corporation, solely in their respective capacities as stockholders of the Corporation, the condition specified in the following paragraph (1) is met, or, in the case of any other Business Combination, the conditions specified in either of the following paragraphs (1) and (2) are met:

             (1) The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined), it being understood that this condition shall not be capable of satisfaction unless there is at least one Continuing Director.

             (2) All of the following conditions shall have been met:

                 (i) The consideration to be received by holders of shares of a particular class of outstanding Voting Stock (as defined in Article FOURTH) shall be in cash or in the same form as the Interested Shareholder has paid for shares of such class of Voting Stock within the two-year period ending on and including the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"). If, within such two-year period, the Interested Shareholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration to be received per share by holders of shares of such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock acquired by the Interested Shareholder within such two-year period.

                 (ii) The aggregate amount of (x) the cash and (y) the Fair Market Value, as of the date (the "Consummation Date") of the consummation of the Business Combination, of the consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following (it being intended that the requirements of this paragraph 2(ii) shall be required to be met with respect to all shares of Common





                                      54                   Page 75 of 194

Stock outstanding whether or not the Interested Shareholder has previously acquired any shares of Common Stock):

                     (a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers fees) paid by the Interested Shareholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the date of the first public announcement of the proposal of the Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Shareholder, whichever is higher, plus interest compounded annually from the Determination Date through the Consummation Date at the prime rate of interest of The Bank of America N.T. & S.A. (or such other major bank headquartered in the State of California as may be selected by the Continuing Directors) from time to time in effect in the City of San Francisco, less the aggregate amount of any cash dividends paid, and the Fair Market Value of any dividends paid in other than cash, on each share of Common Stock from the Determination Date through the Consummation Date in an amount up to but not exceeding the amount of interest so payable per share of Common Stock; or

                     (b) the Fair Market Value per share of Common Stock on the Announcement Date.

                 (iii) The aggregate amount of (x) the cash and (y) the Fair Market Value, as of the Consummation Date, of the consideration other than cash to be received per share by holders of shares of any class, other than Common Stock, of Voting Stock (as defined in Article FOURTH) shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph (2)(iii) shall be required to be met with respect to every such class of Voting Stock, whether or not the Interested Shareholder has previously acquired any shares of a particular class of Voting Stock):

                     (a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of such class of Voting Stock (as defined in Article FOURTH) acquired by it within the two-year period immediately prior to the Announcement Date or in the transaction in which it became an





                                      55                   Page 76 of 194

Interested Shareholder whichever is higher, plus interest compounded annually from the Determination Date through the Consummation Date at the prime rate of interest of The Bank of America, N.T. & S.A. (or such other major bank headquartered in the City of San Francisco as may be selected by the Continuing Directors) from time to time in effect in the City of San Francisco, less the aggregate amount of any cash dividends paid, and the Fair Market Value of any dividends paid in other than cash, on each share of such class of Voting Stock from the Determination Date through the Consummation Date in an amount up to but not exceeding the amount of interest so payable per share of such class of Voting Stock; or

                     (b) the Fair Market Value per share of such class of Voting Stock (as defined in Article FOURTH) on the Announcement Date; or

                     (c) the highest preferential amount per share to which the holders of shares of such class of Voting Stock (as defined in Article FOURTH) are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

                 (iv) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business
Combination: (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date thereof any full quarterly dividends (whether or not cumulative) on any outstanding Preferred Stock; (b) there shall have been (I) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (II) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Interested Shareholder shall have not become the beneficial owner of any additional shares of Voting Stock (as defined in Article FOURTH) except as part of the transaction which results in such Interested Shareholder becoming an Interested Shareholder.





                                      56                   Page 77 of 194

                 (v) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately, solely in such Interested Shareholder's capacity as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

                 (vi) A proxy or information statement describing the proposed Business Combination, complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) and setting forth, as an exhibit thereto, the opinion of an investment banking firm selected by a majority of the Continuing Directors, or, if there are no Continuing Directors, an opinion of the investment banking firm most recently retained by the Corporation before the Interested Shareholder became an Interested Shareholder, or any successor in interest to such investment banker, that the proposed Business Combination is fair from a financial point of view to the stockholders of the Corporation other than the Interested Shareholder, shall be mailed to all stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

         C.  For the purposes of this Article EIGHTH:

             (1) A "person" shall mean any individual, firm, corporation or other entity.

             (2) "Interested Shareholder" shall mean any person (other than the
                 Corporation or any Subsidiary) who or which:

                 (i) is the beneficial owner, directly or indirectly, of more than twenty percent (20%) of the Voting Stock (as defined in Article FOURTH); or

                 (ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of twenty percent (20%) or more of the Voting Stock (as defined in Article FOURTH); or





                                      57                   Page 78 of 194

                 (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock (as defined in Article FOURTH) which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

             (3) A person shall be a "beneficial owner" of any Voting Stock (as defined in Article FOURTH):

                 (i) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

                 (ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

                 (iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock (as defined in Article FOURTH).

             (4) For the purposes of determining whether a person is an Interested Shareholder pursuant to paragraph (2) of this section C, the number of shares of Voting Stock (as defined in Article FOURTH) deemed to be outstanding shall include shares deemed owned through application of paragraph
(3) of this section C but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

             (5) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on May 5, 1983.





                                      58                   Page 79 of 194

             (6) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph (2) of this section C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

             (7) "Continuing Director" means any member of the Board of Directors of the Corporation (the "Board") who is unaffiliated with the Interested Shareholder and was a member of the Board prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director who is unaffiliated with the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

             (8) "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in good faith.

             (9) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in paragraphs (2)(ii) and 2(iii) of section B of this Article EIGHTH shall include the shares of Common Stock and/or the shares of any other class of Voting Stock (as defined in Article FOURTH) retained by the holders of such shares.





                                      59                   Page 80 of 194

         D. A majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such determination as is hereinafter in this Section D specified is to be made by the Board) shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article EIGHTH, including, without limitation,
(1) whether a person is an Interested Shareholder, (2) the number of shares of Voting Stock (as defined in Article FOURTH) beneficially owned by any person,
(3) whether a person is an Affiliate or Associate of another, (4) whether the applicable conditions set forth in paragraph (2) of section B have been met with respect to any Business Combination, (5) whether the assets which are the subject of any Business Combination referred to in paragraph (1)(ii) of section A have an aggregate Fair Market Value of 10% of the assets of the Corporation and its consolidated subsidiaries as reflected in the most recent balance sheet of the Corporation, and (6) whether the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination referred to in paragraph (1)(iii) of section A has an aggregate Fair Market Value of $15,000,000 or more.

         E. Nothing contained in this Article EIGHTH shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

         NINTH: A director of this corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.





                                      60                   Page 81 of 194

         Any repeal or modification of the foregoing provisions of this Article NINTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

         TENTH: The Board of Directors of the Corporation (the "Board"), when evaluating any offer of another party, (a) to make a tender or exchange offer for any Voting Stock (as defined in Article FOURTH) or (b) to effect a Business Combination (as defined in Article EIGHTH), shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation as a whole, be authorized to give due consideration to such factors as the Board determines to be relevant, including, without limitation:

                 (i)      the interests of the Corporation's stockholders;

                 (ii) whether the proposed transaction might violate federal or state laws;

                 (iii) not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of the Corporation, but also to the market price for the capital stock of the corporation over a period of years, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part of through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and the Corporation s financial condition and future prospects; and

                 (iv) the social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Corporation, and the communities in which the Corporation conducts its business.

         In connection with any such evaluation, the Board is authorized to conduct such investigations and to engage in such legal proceedings as the Board may determine.

         ELEVENTH: The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or





                                      61                   Page 82 of 194
any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Restated Certificate of Incorporation,

             (1) the affirmative vote of the holders of at least 66-2/3% of the Voting Stock (as defined in Article FOURTH), voting together as a single class, shall be required to amend or repeal this Article ELEVENTH, sections C or D of Article FIFTH, Article SIXTH, Article SEVENTH, Article EIGHTH or Article NINTH; and,

             (2) in addition to the vote specified in paragraph (1) of this Article ELEVENTH, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, other than such capital stock of which an Interested Shareholder is the beneficial owner, voting together as a single class, shall be required in order to amend or repeal Article EIGHTH or Article TENTH; and

             (3) in addition to the votes specified in paragraphs (1) and (2) of this Article ELEVENTH, the affirmative vote of the holders of a majority of the Class A Common Stock at the time outstanding shall be required in order to amend, terminate or repeal any rights of the Class A Common Stock set forth in this Restated Certificate of Incorporation or to amend this Restated Certificate of Incorporation to impose any restriction, condition or burden upon the exercise of any such rights.

         IN WITNESS WHEREOF, the corporation has caused this Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer and attested to by its Secretary this ____ day of September, 1993.



                                       _________________________________________
                                       Laurence R. Hootnick,
                                       President and Chief Executive Officer
Attest:
- ------------------------------
Mark Chandler, Secretary





                                      62                   Page 83 of 194

                                                                       Exhibit 2



                    U.S. $74,998,000 LOAN FACILITY AGREEMENT
                          dated as of January 28, 1994


                       HYUNDAI ELECTRONICS INDUSTRIES CO.
                       HYUNDAI MERCHANT MARINE CO., LTD.
                                  as Borrowers


               THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY
                                   as Lender




                                   SHIN & KIM
                                  SEOUL, KOREA



                                      1                           Page 84 of 194

                               TABLE OF CONTENTS


LOAN FACILITY AGREEMENT.....................................................  3
      1.      Definitions...................................................  3
      2.      Availability..................................................  4
      3.      Interest; Fees................................................  5
      4.      Repayment and Prepayment......................................  6
      5.      Taxes.........................................................  7
      6.      Changes in Circumstance.......................................  8
      7.      Security......................................................  8
      8.      Representations and Warranties................................  9
      9.      Covenants..................................................... 11
      10.     Event of Default.............................................. 12
      11.     Default Interest and Indemnity................................ 13
      12.     Calculations and Evidence of Debt............................. 15
      13.     Payments...................................................... 15
      14.     Set-Off....................................................... 16
      15.     Notices....................................................... 16
      16.     Benefit of Agreement.......................................... 18
      17.     Costs and Expenses............................................ 18
      18.     Law........................................................... 18
      19.     Jurisdiction; Waivers......................................... 19
      20.     Miscellaneous................................................. 20

APPENDIX A.................................................................. 21

APPENDIX B.................................................................. 22

APPENDIX C.................................................................. 23

APPENDIX D.................................................................. 30





                                        2                       Page 85 of 194

                            LOAN FACILITY AGREEMENT

         THIS LOAN FACILITY AGREEMENT is entered into as of January 28, 1994 by and among (i) HYUNDAI ELECTRONICS INDUSTRIES CO. ("Borrower A"), a corporation organized and existing under the laws of the Republic of Korea ("Korea"), with its registered head office at 11th Fl. Hyundai Jeonja Bldg., 66 Jeokseon-dong, Chongro-ku, Seoul, Korea, (ii) HYUNDAI MERCHANT MARINE CO., LTD., a corporation organized and existing under the laws of Korea, with its registered head office at 7th Fl. Mugyo Hyundai Bldg., 96 Mugyo-dong, Chung-gu, Seoul, Korea ("Borrower B"; collectively with Borrower A, the "Borrowers"; individually, a "Borrower"), and (iii) THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY (in its capacity as the lender, the "Lender", which expression shall include its successors and assigns), a bank licensed to engage in banking business under the laws of the State of California, U.S.A., having its office at 550 South Hope Street, Suite 2500, Los Angeles, California 90071, U.S.A.

1.       Definitions

        In addition to those terms defined above, as used herein, the following terms shall have the meanings set forth below:

         "Advance A" shall mean an advance to Borrower A by the Lender of the amount of the drawdown requested by Borrower A pursuant to Clause 2.

         "Advance B" shall mean an advance to Borrower B by the Lender of the amount of the drawdown requested by Borrower B pursuant to Clause 2.

         "Advances" shall mean, collectively, Advance A and Advance B; individually, an "Advance."

         "Availability Period" shall mean, with respect to each Advance, the period commencing on the date hereof and terminating on the earliest of (i) one
(1) month from the date hereof, (ii) the Drawdown Date, and (iii) the date on which the obligation of the Lender to make the Advances hereunder terminates in accordance with the terms of this Agreement.

         "Agreements" shall mean this Loan Facility Agreement, as amended, supplemented or otherwise modified from time to time.

         "Banking Day" shall mean a day other than a Saturday on which commercial banks are open for business in London, New York City and Seoul.

         "Default" shall mean any of the events specified in Clause 10, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

         "Dollars" and "$" shall mean dollars in lawful currency of the United States of America.

         "Drawdown Date" shall mean the day specified in the Notice of Advance as the date on which both of the Borrowers will make the borrowings hereunder, which must be a Banking Day during the Availability Period.





                                        3                         Page 86 of 194

         "Event of Default" shall mean any of the events specified in Clause 10, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition has been satisfied.

         "Guarantor" shall mean HYUNDAI HEAVY INDUSTRIES CO., LTD., a corporation organized and existing under the laws of Korea, with its head office located at 140-2, Kye-dong, Chongro-ku, Seoul, Korea.

         "Guaranty" shall mean the guaranty given by the Guarantor guaranteeing the payment of the sums due and payable by the Borrowers hereunder substantially in the form set forth in Appendix C hereto and in any event in form and substance satisfactory to the Lender and its counsel.

         "Notes" and "Note" shall have the meaning designated to such term under Clause 12(B).

         "Notice of Advance" shall mean a request for Advances in the form of Appendix A hereto.

         "Person" shall mean any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) of two or more of the foregoing.

         "Principal Subsidiary" shall mean, with respect to each Borrower, any Subsidiary (i) whose net sales, as shown by the latest audited financial statements of such Subsidiary, are at least 10 percent of the combined net sales of such Borrower, as shown by its latest audited financial statements, and such Subsidiary or (ii) whose gross assets, as shown by the latest audited financial statements of such Subsidiary, are at least 10 percent of the combined gross assets of such Borrower, as shown by its latest audited financial statements, and such Subsidiary.

         "Reference Banks" shall mean, collectively, Barclays Bank PLC, Bank of Tokyo and National Westminister Bank U.S.A.

         "Repayment Date" shall mean, with respect to each Advance, the Interest Payment Date which is three (3) years from the Drawdown Date, as such date may be extended pursuant to Clause 4(A) hereof.

         "Subsidiary" shall mean, with respect to each Borrower, any corporation or other business entity of which such Borrower owns or controls (either directly or indirectly) 50 percent or more of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such corporation or other business entity.

2.       Availability

(A) On the terms and subject to the conditions hereof, the Lender agrees to make available (i) a term loan facility to Borrower A in the aggregate principal amount of $44,998,800 and (ii) a term loan facility to Borrower B in the aggregate principal amount of $29,999,200 (such term loan facilities, collectively, the "Facility"), to provide each Borrower with the funds to make overseas investments. The Lender will make Advance A to Borrower A and Advance B to Borrower B on the Drawdown Date in a single draw down, but in any event not exceeding Seventy Four Million Nine Hundred





                                        4                         Page 87 of 194

         Ninety Eight Thousand Dollars ($74,998,000) in aggregate, if (i) not less than three (3) Banking Days before the Drawdown Date (or such lesser number of days before the Drawdown Date as may be agreed to by the Lender), the Lender has received from the Borrowers a notice of Advance (receipt of which shall oblige each Borrower to borrow the relevant Advance on the Drawdown Date upon the terms and subject to the conditions contained herein), (ii) no Default or Event of Default has occurred on or prior to the Drawdown Date and (iii) the representations set out in Clause 8 are true with respect to each Borrower on the Drawdown Date.

(B) Neither Borrower may make a request under sub-clause (A)(i) unless and until the Lender has received (in form and substance satisfactory to the Lender and its counsel) each of the documents listed in Appendix B (each of which shall be in the English language or accompanied by a certified translation into the English language).

3.       Interest Fees

(A) "Interest Period" shall mean, with respect to each Advance, the period commencing on the Drawdown Date and ending on the date six (6) months after the date thereof, and each six (6) month period thereafter commencing on the last day of the then current Interest Period; provided, that (i) if any Interest Period would otherwise end on a day which is not a Banking Day, that Interest Period shall be extended to the next succeeding Banking Day unless the result of such extension would be to carry such Interest Period over into another calendar month, in which event such Interest Period shall end on the first preceding Banking Day; (ii) if any Interest Period commencing on the last Banking Day in a calendar month would otherwise end on the corresponding Banking Day in a succeeding calendar month that is not the last Banking Day in such month (or there is no corresponding Banking Day in such month), such Interest Period shall end on the last Banking Day in such succeeding calendar month and (iii) any Interest Period that would otherwise extend beyond the relevant Repayment Date shall end on such Repayment Date or such date of final payment, as the case may be.

(B) On the last day of each Interest Period (each an "Interest Payment Date"), each of the Borrowers shall pay accrued interest on the relevant Advance calculated, subject to sub-clause (C), at the rate per annum which is the sum of (i) ninety five-hundredths of one-percent (0.95%) and (ii) either (a) the rate per annum determined by the Lender to be the rate equal to the rate quoted on the Telerate Page 3750 for a period equal or approximately equal to such Interest Period at or about 11.00 a.m., London time, on the relevant day which is the day two Banking Days on which dealings in deposits are carried on in the London interbank market before the first day of such Interest Period or (b) if no rate appears on such page, the rate per annum determined by the Lender to be equal to the arithmetic mean (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rate per annum quoted by each Reference Bank at which such Reference Bank is offering to prime banks in the London interbank market deposits in Dollars in an amount comparable to the amount of such Advance for such Interest Period at or about 11.00 a.m., London time, on the relevant day which is the day two Banking Days on which dealings in





                                        5                         Page 88 of 194
         deposits are carried on in the London interbank market before the first day of such Interest Period. If one or more of the Reference Banks does or do not timely furnish such information for determination of the rate specified in clause (6) above, the Lender shall determine such rate on the basis of such information supplied to it by other Reference Bank(s).

(C) If deposits in Dollars are not offered to prime banks in the London interbank market by any of the Reference Banks at the relevant time with respect to any Interest Period or if the rate specified in sub-clause (B)(ii)(a) or sub-clause (B)(ii)(b), as the case may be, is not otherwise available or does not accurately reflect the Lender's cost of funding the principal amount of the Advances during such Interest Period, the Lender shall promptly give notice of such fact to the Borrowers, and the Lender and the Borrowers shall immediately negotiate in good faith to find an alternative basis which is mutually acceptable for funding the Advances and for determining the interest rates from time to time applicable thereto. If, within twenty-five
         (25) days of such notice, the Borrowers and the Lender agree on such a substitute basis, it shall be retroactive to and take effect from the beginning of the then current Interest Period. If the Lender and the Borrowers fail to agree on such a substitute basis within such twenty-five (25) day period, then each of the Borrowers shall prepay the relevant Advance on the date thirty (30) days after the date of such notice together with accrued interest thereon at the rate which is the aggregate of (i) ninety five-hundredths of one percent (0.95%) and (ii) the interest rate notified by the Lender to the Borrowers as representing the cost to the Lender of funding (in Dollars or otherwise) the Advances during such period.

(D) Each of the Borrowers shall pay to the Lender an up-front fee equal to one percent (1.0%) of the amount of the portion of the Facility equal to the Advance to be made to it within thirty days from the Drawdown Date.

4.       Repayment and Prepayment

(A) Each of the Borrowers shall repay the full amount of the relevant Advance to the Lender on the Repayment Date, provided the initial Repayment Date may be extended for two (2) consecutive one (1) year period at the option of the Borrowers and the Facility shall continue to be extended to the Borrowers for such period(s) on the terms and conditions stated in this Agreement (including, without limitation, the interest rate which is stated to accrue on the principal of the Advances under Clause 2(B) herein) without the payment of any additional fee to the Lender if at the time of each such extension (i) there shall not have occurred any Default or Event of Default, (ii) each of the representations and warranties made by each Borrower under Clause 8 shall be true and correct on and as of such date as if made on and as of such date and (iii) the Borrowers shall have given at least ninety (90) days prior written notice to the Lender of their intention to extend the then effective Repayment Date.

(B) Either of the Borrowers may, at its option and without penalty, prepay all or part of the relevant Advance, together with accrued interest thereon to the date of prepayment, on the





                                        6                         Page 89 of 194
         last day of any Interest Period (other than an Interest Period determined pursuant to Clause 11(A)), upon giving the Lender at least thirty (30) Banking Days prior written notice of such prepayment, which notice shall be irrevocable unless otherwise agreed by the Lender; provided that the amount of such prepayment shall be at least $5,000,000 and in an integral multiple of $5,000,000. Amounts repaid hereunder may not be reborrowed.

5.       Taxes

(A) If any of the Borrowers is required by law to make any deduction or withholding on account of tax from any sum payable by it hereunder or under the Notes, then the sum payable by such Borrower in respect of which the deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the deduction or withholding, the Lender receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained if no deduction or withholding had been made or required to be made. In this Agreement, "tax" shall be construed to include any tax, levy, impost, duty, excise or other charge of a similar nature (including without limitation any penalty payable in connection with any failure to pay or any delay in paying any of the same).

(B) Without prejudice to the provisions of sub-clause (A), if the Lender is required by Korean law to make any payment on account of Korean tax (other than tax on overall net income of the Lender imposed by its jurisdiction of incorporation or of that of its lending branch imposed by the jurisdiction in which it is located) on or in relation to any sums received by the Lender from either Borrower or any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the relevant Borrower shall upon demand and whether or not the payment or liability is correctly required, asserted, imposed or levied, indemnify the Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

(C) If at any time any of the Borrowers is required by law to make any deduction or withholding on account of tax from any sum payable by such Borrower hereunder or under the Notes (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Borrower shall promptly notify the Lender, shall pay the full amount to be deducted or withheld to the relevant tax authority within the time allowed for such payment under applicable law and shall deliver to the Lender within thirty (30) days after it has made such payment to the applicable authority a receipt issued by that authority evidencing the deduction or withholding of all amounts required to be so deducted or withheld from such payment.

(D) If any of the Borrowers is required to reimburse the Lender or make any payment under sub-Clause (A) through (C) above in respect of any taxes imposed by law or regulation which comes into effect after the date of this Agreement, such Borrower shall be free at any time within thirty (30) Banking Days of the effectiveness of the requirement of such reimbursement or payment to make a prepayment of the relevant Advance, such





                                        7                         Page 90 of 194
         prepayment to be made together with accrued interest thereon to the date of prepayment, subject to giving the Lender no less than five (5) Banking Days notice thereof.

6.       Changes in Circumstance

(A) If compliance by the Lender with any law, regulation or condition (each a "compliance requirement") with respect to this Agreement or the Advances or relating in any way to the Lender's obligation to lend hereunder or the funding or renewing of the Advances by the Lender, including without limitation any reserve, special deposit, capital adequacy or similar requirement and any restraint, guideline or policy not having the force of law with which the Lender may comply, or any changes in the basis of taxation of payments hereunder or under the Notes (other than changes in the rate of tax imposed on the overall net income of the Lender) shall increase the cost to the Lender of maintaining its obligation to lend hereunder or making or maintaining the Advances or reduce any amount receivable by the Lender hereunder or under the Notes or reduce the Lender's return on capital as a consequence of its obligations hereunder, then the Lender shall furnish any of the Borrowers with a statement containing a reasonable description in detail of the nature and amount of such increase in cost or reduction and the Borrower shall pay to the Lender on demand such additional amount or amounts as will compensate the Lender for such increase in cost or reduction. If any of the Borrowers shall be required to reimburse the Lender in respect of any compliance requirement or change in the basis of taxation which comes into effect after the date of this Agreement, such Borrower shall be free on any Banking Day which falls within thirty (30) days of the effectiveness of such reimbursement requirement to prepay the relevant Advance, such prepayment to be made together with accrued interest thereon to the date of prepayment, subject to giving the Lender not less than five
         (5) Banking Days notice thereof.

(B) If it shall become unlawful, or any government agency or authority shall assert it is unlawful, (i) for the Lender to make or maintain any of the Advances or (ii) for any of the Borrowers to perform any or all of its obligations hereunder or under the Notes, then the obligation of the Lender to make or maintain the Advances shall forthwith be canceled and, if any of the Advances is outstanding, each of the Borrowers shall prepay the relevant Advance to the Lender on such day as the Lender may specify, such prepayment to be made together with accrued interest thereon to the date of prepayment.

7.       Security

(A) The Borrowers shall, prior to the Drawdown Date, deliver to the Lender the Guaranty duly executed by the Representative Director of the Guarantor.

(B) Each Borrower shall, prior to the Drawdown Date, deliver to the Lender its Note pursuant to the terms of Clause 12(B) hereto, duly executed by the Representative Director of such Borrower.





                                        8                         Page 91 of 194

8.       Representations and Warranties

         Each of the Borrowers hereby represents and warrants that:

                 (i) such Borrower is duly incorporated and validly existing under the laws of Korea and has the corporate power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and conduct the business in which it is currently engaged;

                 (ii) its execution and delivery of, and exercise of rights and performance of obligations under, this Agreement, the Notes and each other instrument delivered in connection herewith and the payment on the dates and in the currency provided for herein (a) are within such Borrower's corporate power, (b) have been duly authorized by all necessary corporate and other actions of such Borrower and (c) do not contravene its Articles of Incorporation, its internal regulations, any law or any contractual restriction binding on such Borrower;

                 (iii) each of this Agreement and the Advance A Note or Advance B Note, as the case may be, constitutes legal, valid and binding obligations of such Borrower, enforceable in accordance with the terms hereof and the direct, unconditional and general obligations of such Borrower, ranking at leastpari passu in priority of payment, security and all other respects with all other unsecured and unsubordinated indebtedness of such Borrower (except as has been disclosed to the Lender in writing prior to the date hereof and as permitted by Clause 9(iii) below); in this Agreement, "indebtedness" shall be construed to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

                 (iv) all governmental authorizations, approvals, licenses, consents, declarations or registrations necessary for the execution and delivery of this Agreement and each document delivered in connection herewith have been obtained, and all governmental authorizations, approvals, licenses, consents, declarations or registrations necessary for the performance and enforceability hereof (including without limitation the approval to act as a borrower issued by the designated class A foreign exchange bank of such Borrower) shall have been obtained prior to the date on which the Borrowers request the drawdown hereunder; provided, that confirmation by the designated class A foreign exchange bank in Korea of the relevant Borrower will be required prior to any payment in Dollars by such Borrower, which confirmation will be granted in due course under the authority of the approval of the borrowing by such foreign exchange bank;

                 (v) there are no proceedings before any arbitration tribunal, court, government agency or administrative body pending or threatened against such Borrower which, if adversely determined, might have a material adverse effect on the financial condition of such Borrower or any of its Principal Subsidiaries or impair the





                                        9                   Page 92 of 194
                          ability of such Borrower to pay, when due, all or any portion of the amounts payable by it hereunder or under the Note which has been issued by it;

                 (vi) neither such Borrower nor any of its Principal Subsidiaries is in default under any agreement or obligation to which it is a party or by which it may be bound and no event of default and no event that, with the giving of notice or the passing of time, or both, would constitute an event of default thereunder, has occurred and is continuing;

                 (vii) there is no stamp, registration or other similar tax or charge of Korea or of any political subdivision or authority thereof applicable to any payment pursuant to this Agreement or the Note which has been issued by it or any other document delivered in connection herewith or therewith or any of the transactions contemplated hereby or thereby, except stamp taxes of up to an amount of 350,000 Korean Won which are imposed on each original of this Agreement executed in Korea;

                 (viii) the most recent audited financial statements of such Borrower delivered to the Lender are complete and correct and accurately present the financial condition and results of operations of such Borrower as of the dates stated therein and for the periods then ended in accordance with generally accepted accounting principles in Korea, consistently applied and since the date of such financial statements there has been no material adverse change in the financial condition of such Borrower or such Borrower and its Principal Subsidiaries taken as a whole;

                 (ix) such Borrower and each Principal Subsidiary are in full compliance with all applicable laws, regulations, directives and guidelines of governmental authorities, whether or not having the force of law, including without limitation tax legislation thereof; and

                 (x) this Agreement, the Note issued by it and the obligations of such Borrower hereunder and thereunder are of commercial rather than public or governmental nature and such Borrower is not entitled to claim immunity from legal proceedings with respect to itself or any of its proceedings or assets on any grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement, such Note or any related documentation. To the extent that such Borrower or any of its properties or assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on any grounds of sovereignty or otherwise, such Borrower hereby irrevocably waives such right to immunity for itself and its properties and assets in respect to its obligation arising under or relating to this Agreement or any related documentation.





                                        10                  Page 93 of 194

9.       Covenants

         Each of the Borrowers hereby agrees that during the term of this Agreement such Borrower shall act as follows and perform the following obligations:

                 (i) the Borrower shall maintain an accounting system in accordance with generally accepted accounting principles in Korea consistently applied, and shall furnish to the Lender (a) as soon as possible but no later than one hundred and fifty (150) days after the end of each of its financial years, financial statements (including, at least, a balance sheet and a statement of income with related notes specifying significant accounting policies and their impact on such financial statements and all related schedules) in the English language as at the end of and for the relevant accounting period, audited and certified by independent or chartered accountants acceptable to the Lender and (b) as soon as possible but no later than ninety (90) days after the end of each fiscal half-year in each financial year, comparable unaudited financial statements in the English language.

                 (ii) the Borrower shall promptly give notice to the Lender of the occurrence of any Default or an Event of Default or the occurrence of any event of default or breach or other event that, with the giving of notice or the passing of time, or both, would constitute an event of default or breach under any other agreement to which the Borrower is a party or by which it or any of its properties or assets is bound;

                 (iii) the Borrower shall not voluntarily create, assume, incur or suffer to exist, or permit to be created, assumed, incurred or suffered to exist, any mortgage, charge, pledge, lien or other encumbrance securing any obligation of any Person or other preferential arrangement of any kind (whether or not constituting a security interest) upon or with respect to any of its properties or assets, whether now owned or hereinafter acquired, or upon or with respect to any right to receive income, now or hereafter existing, in connection with any of its indebtedness; provided, that the Borrower shall be permitted to create or suffer to exist security interests (a) required by Korean law or regulations or arising in the ordinary course of the Borrower's business; (b) on properties or assets acquired after the date hereof, which security interests were in existence prior to such acquisition or were created at the time of purchase solely to secure the purchase price of such properties or assets, provided the amount secured thereby at the date of such acquisition is not thereafter exceeded; or (c) granted in substitution for any security interest permitted hereby and over the same asset but only if the maximum amount secured does not exceed the amount secured thereon immediately prior to the substitution.

                 (iv) the Borrower shall not liquidate or dissolve or merge, reorganize or consolidate with any other corporation and shall not purchase or otherwise acquire all or substantially all of the properties and assets of any other corporation, partnership or sole proprietorship or sell, lease, transfer to otherwise dispose of all or any





                                        11                  Page 94 of 194
                          significant portion of its properties or assets without the written consent of the Lender in each case;

                 (v) the Borrower shall promptly give notice to the Lender of any litigation and of any proceedings by or before any governmental agency and of all disputes concerning the Borrower or any of its Principal Subsidiaries or any of their assets, any of which may have a material adverse effect on the operations or financial condition of the Borrower;

                 (vi) upon request of the Lender, the Borrower shall give any representative of the Lender access during normal business hours to examine or make extracts from such of its books, records and documents as may be pertinent to the ability of the Borrower to perform its obligations hereunder; and

                 (vii) the Borrower shall file for and obtain all authorizations as may be required or advisable in respect of the performance by the Borrower of its obligations under the Agreement.

10.      Event of Default

                 If:

                 (i) either Borrower fails to pay the principal of the relevant Advance within two (2) days after such amount becomes due in accordance with the terms hereof or under the Note issued by it; or either Borrower fails to pay any interest on the relevant Advance or any other amount payable hereunder, within seven (7) days after any such interest or other amount becomes due in accordance with the terms of this Agreement or such Note; or

                 (ii) any representation or warranty of any of the Borrowers contained herein or of the Guarantor in the Guaranty or in any document executed by any of the Borrowers or the Guarantor in connection herewith or therewith, as the case may be, proves to have been untrue when made or renewed; or

                 (iii) any of the Borrowers or the Guarantor fails to perform or violates any other provision of this Agreement (other than as expressly described in this Clause), the relevant Note or any provision of the Guaranty, as the case may be, and such failure or violation is not remediable in the opinion of the Lender, or if deemed by the Lender to be capable of remedy, continues unremedied for a period of twenty
                          (20) days after notice from the Lender to the relevant Borrower or the Guarantor with respect thereto, as the case may be; or

                 (iv) any of the Borrowers or the Guarantor fails to pay when due any indebtedness for which it is liable (contingently or otherwise) in an aggregate amount of $5,000,000 or more (or the equivalent thereof in any currency) or violates or fails to perform any provision of any agreement evidencing such indebtedness





                                        12                      Page 95 of 194

                          (contingent or otherwise) of such Borrower or the Guarantor, as the case may be, which violation or failure entitles any other party to the agreement evidencing such indebtedness to accelerate such indebtedness or require payment prior to the stated maturity thereof; or

                 (v) any governmental approval required for the execution, delivery, performance or enforceability of any of the Borrowers' or the Guarantor s obligations hereunder or under the Notes or the Guaranty or any document delivered in connection herewith or therewith expires or is terminated or revoked or modified in any material respect; or

                 (vi) (a) any of the Borrowers or the Guarantor becomes insolvent or unable to pay its debts when due, or (b) any of the Borrowers or the Guarantor commits any act of bankruptcy, including presenting any petition in any bankruptcy, winding-up or reorganization proceeding, or (c) any of the Borrowers or the Guarantor acknowledges in writing its insolvency or inability to pay its debts, or (d) any petition relating to bankruptcy is filed with respect to any of the Borrowers or the Guarantor by its creditors; or

                 (vii) any circumstances occur which in the opinion of the Lender give reasonable grounds for belief that any of the Borrowers or the Guarantor may not (or may not be able to) perform any or all or its obligations under this Agreement, the Notes or the Guaranty, then and in any such case and at any time thereafter the Lender may by a written notice to any of the Borrowers:

                          (a)      if any of the Advances has already
                                   been made, declare the Advances to
                                   be immediately due and payable
                                   (whereupon the Advances shall become
                                   so payable in full together with
                                   accrued interest thereon and any
                                   other sums then owed by the
                                   Borrowers hereunder); or

                          (b)      if the Advances have not yet been
                                   made, declare that the Facility
                                   shall be canceled, whereupon the
                                   Facility shall be canceled
                                   forthwith.

11.      Default Interest and Indemnity

(A) If any sum due and payable hereunder or under the Notes by a Borrower is not paid on the due date, the period beginning on such due date and ending on the date upon which such Borrower's obligation to pay such sum (the outstanding balance thereof being referred to as an "unpaid sum") is discharged in full shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall be selected by the Lender. During each such period relating thereto (as well after as before judgment) an unpaid sum shall bear interest at the rate per annum which is the sum of one and ninety five-hundredths of one percent (1.95%) and either (i) the rate per annum determined by the Lender to be the





                                        13                      Page 96 of 194
         arithmetic mean (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rate per annum quoted by each Reference Bank at which such Reference Bank is offering to prime banks in the London interbank market deposits in Dollars in an amount comparable to the amount of that unpaid sum for the period for which such rate is to be determined at or about 11.00 a.m. London time on the day which is two London Banking Days before (or, if such period is an overnight period, on) the first day of such period (if one or more of the Reference Banks does or do not timely furnish such information for the determination of the rate specified in this clause (i), the Lender shall determine such rate on the basis of such information supplied to it by other Reference Bank(s)) or (ii) if none of the Reference Banks is offering such deposits on such date, the rate determined by the Lender to be that rate which reflects the cost to the Lender of funding that unpaid sum for such period from such sources as it may in its absolute discretion select. Any interest accrued under this sub-clause shall be paid by the relevant Borrower on demand of the Lender and at the end of the period by reference to which it is calculated.

(B) If the Lender receives or recovers all or any part of any Advances other than on an Interest Payment Date, the relevant Borrower shall pay to the Lender an amount equal to the amount (if any) by which (i) the additional interest which would have been payable on the amount so received or recovered had it been received or recovered on such Interest Payment Date exceeds (ii) the amount of interest which in the opinion of the Lender would have been payable to the Lender on such Interest Payment Date in respect of a deposit in Dollars equal to the amount so received or recovered placed by it with a prime bank in London for a period starting on the date of such receipt or recovery and ending on such Interest Payment Date. For the purposes of this sub-clause and Clause 6(A), "Advance" includes any unpaid sum and "Interest Period" includes, in relation to an unpaid sum, a period relating thereto determined pursuant to subclause (A).

(C) Each of the Borrowers undertakes to indemnify the Lender, against (i) any loss or expense, including legal fees, which it may sustain or incur as a consequence of any default by such Borrower in the performance of any of the obligations expressed to be assumed by it herein, (ii) any loss it may suffer as a result of its funding the relevant Advance where, by reason of the operation of any one or more of the provisions of Clause 2, such Advance is not made and (iii) a default by such Borrower in making any prepayment after such Borrower has given notice requesting the same in accordance with the provisions of this Agreement.

(D) If any sum due from any of the Borrowers hereunder or under the Notes or under any order or judgment given or made in relation hereto has to be converted from the currency ("the first currency") in which the same is payable hereunder or under such order or judgment into another currency ("the second currency") for the purpose of (i) making or filing a claim or proof against any of the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation hereto, the relevant Borrower shall indemnify the Lender against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency





                                        14                    Page 97 of 194
         and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

12.      Calculations and Evidence of Debt

(A) Interest shall accrue from day to day and be calculated on the basis of a year of 360 days and the actual number of days elapsed. Each determination of an interest rate by the Lender pursuant to any provision of this Agreement shall be conclusive and binding on the Borrowers in the absence of manifest error.

(B) Advance A made by the Lender shall be evidenced by a promissory note of Borrower A, substantially in the form of Appendix D ("Advance A Note") and Advance B made by the Lender shall be evidenced by a promissory note of Borrower B, substantially in the form of Appendix D ("Advance B Note"; together with Advance A Note, collectively, the "Notes"; individually, a "Note"). Appropriate insertions as to payee, date and principal amount shall be made to each Note, and each Note shall be made payable to the order of the Lender and in a principal amount equal to the relevant Advance. The Lender is hereby authorized to record the date and amount of each payment or prepayment of principal of the relevant Advance on the Schedule annexed to and constituting a part of a Note, and any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded.

(C) A certificate of the Lender as to (i) the amount by which a sum payable hereunder is to be increased under Clause 5(A) or (ii) the amount for the time being required to indemnify it against any such loss, cost or liability as is mentioned in Clauses 5(B), 6 or 11 shall, in the absence of manifest error, be prima facie evidence in any legal proceedings arising out of or in connection with this Agreement.

13.      Payments

(A) All payments to be made hereunder or the Notes by the Lender to the Borrowers in respect of the Advances shall be made in Dollars and in same day funds (or in such other funds as the Lender may determine are for the time being customary for the settlement in New York of international banking transactions in Dollars) by transfer on the date of the Advances to the account specified by the Borrowers in the Notice of Advance, or to such other account in New York as the Borrowers may direct by notice to the Lender for such purpose.

(B) On each date on which an amount is due from the Borrowers hereunder or the Notes, each of the Borrowers shall make the same available to the Lender by payment in Dollars and in same day funds (or in such other funds as the Lender may determine are for the time being customary for the settlement in New York of international banking transactions in Dollars) to the Lender's payment account (which currently is account number 62908-31126 (ABA# 1210-0035-8)) with Bank of America, San Francisco or such other account as the Lender may specify for this purpose.





                                        15                      Page 98 of 194

(C) All payments by any of the Borrowers hereunder or the Notes shall be made free and clear of and without deduction for or on account of (i) any set-off or counterclaim or (ii) except to the extent, if any, required by any law and subject to Clause 5, tax or other matter.

(D) Any payments made by any of the Borrowers to the Lender hereunder or under the Notes or by the Guarantor under the Guaranty shall be applied first against costs, expenses and indemnities due hereunder; then against default interest, if any; then against any interest due on the Advances; then against any amount of the Advances due and payable; and thereafter against prepayment of the Advances. In the event that payment is made in a currency other than Dollars or at a location other than New York and such payment after conversion into Dollars and/or transfer to New York does not result in the payment of the amount in Dollars due hereunder, the Lender shall be entitled to demand immediate payment of, and shall have a separate cause of action for, the deficiency.

14.      Set-Off

         The Lender shall have the right, to the fullest extent permitted by law, to apply amounts on deposit or account with the Lender or any of its branches, subsidiaries or affiliates or other indebtedness at any time owing by the Lender or any of its branches, subsidiaries or affiliates to or for the credit of either Borrower in reduction of amounts past due from such Borrower hereunder or under the relevant Note, and notwithstanding that such obligations may be unmatured. For the purpose of enforcing its rights under this Clause, the Lender is authorized to purchase with the money's standing to the credit of any such account such other currencies as may be necessary to effect the application. The Lender shall notify the relevant Borrower promptly after effecting any such set-off.

15.       Notices

          All notices hereunder shall be in writing and shall be either personally delivered, transmitted by postage prepaid registered air mail, transmitted by internationally recognized courier service or transmitted by telex or by facsimile message to the parties hereto at their respective addresses set forth below (or, in either case, such other address as it may notify to the other for this purpose):





                              16                                  Page 99 of 194

                          Lender

THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY
550 South Hope Street
Suite 2500
Los Angeles, California 90071, U.S.A.

Attention:         Mr. Akihiro Yamasaki
Telephone:         (213) 243-5555
Facsimile:         (213) 892-0111
Telex:             215350 NCSLA UR; 674377 NCBLAX LSA



                                  Borrower A

HYUNDAI ELECTRONICS INDUSTRIES CO.
11th Fl. Hyundai Jeonja Bldg., 66 Jeokseon-dong,
Chongro-ku, Seoul, Korea

Attention:          Financing Department
Telephone:          (822)398-4478
Facsimile:          (822)733-2145/7
Telex:              K29793/4 HDETN



                                  Borrower B

HYUNDAI MERCHANT MARINE CO., LTD.
7th Fl. Mugyo Hyundai Bldg., 92 Mugyo-dong,
Chung-gu, Seoul, Korea

Attention:          Financing Department
Telephone:          (822)311-5280
Facsimile:          (822)755-8788
Telex:              K24402

              Except as otherwise specified herein, all notices and other communications shall be deemed to have been duly given on (i) the date of receipt if delivered personally, (ii) the date fourteen (14) days after posting if sent by mail, (iii) the date five (5) days after delivery to the courier if sent by internationally recognized courier service, or (iv) the date of transmission if transmitted by telex or facsimile message (with confirmed answerback in the case of telex), whichever shall first occur; provided that notices to be given by any of the Borrowers to the Lender shall be effective only when received by the Lender. Except as otherwise expressly provided herein all notices hereunder and all documents or instruments delivered in connection with this transaction shall be in the English language or accompanied by a certified English language translation.





                              17                                 Page 100 of 194

16.    Benefit of Agreement

(A) This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and any permitted assignee or transferee.

(B) Neither Borrower may assign or transfer all or any of its rights, benefits and obligations hereunder or under the Note issued by it.

(C) The Lender may assign, transfer or participate, and any participant may further subparticipate, all or any portion of its rights and obligations hereunder and under the Notes. Any assignment by the Lender of all or part of its rights and obligations hereunder and under the Notes shall be effective and binding on each of the Borrowers upon notice from the Lender. Upon any transfer, assignment or participation by the Lender or subparticipation by a participant, the transferee, assignee, participant or subparticipant shall be entitled, to the extent of the interest transferred to the benefit of the indemnities, tax reimbursements and rights of set-off of the Lender pursuant to the provision of this Agreement as fully as if a party hereto. The acts of the Lender or the failure of the Lender to act hereunder shall in all circumstances be conclusive and binding on any transferee, assignee, participant or subparticipant of the Lender's interest hereunder. The Lender may provide to any potential assignee, transferee or participant, and each participant may provide to any potential subparticipant, such information as is reasonably necessary in connection with the proposed transfer, assignment, participation or subparticipation.

17.    Costs and Expenses

(A) The Borrowers shall, jointly and severally, from time to time on demand of the Lender reimburse the Lender for all costs and expenses (including legal fees, expenses of travel, communication and printing and all other out-of-pocket expenses) incurred by it in the negotiation and preparation of this Agreement, the Notes, the related documents and the preservation and/or enforcement of any of its rights hereunder and thereunder.

(B) The Borrower shall, jointly and severally, pay all stamp, registration and other taxes to which this Agreement or any judgment given in connection herewith is or at any time may be subject and shall indemnify the Lender against any liabilities, costs, claims and expenses resulting from any failure by any of the Borrowers to pay or any delay of the Borrower in paying any such tax.

18.    Law

       This Agreement shall be governed by and construed in accordance with laws of the State of New York, U.S.A.





                              18                           Page 101 of 194

19.    Jurisdiction; Waivers

(A)    Each of the borrowers hereby irrevocably and unconditionally:

       (i) submits for itself and its property in any legal action or proceeding relating to this Agreement or the Note issued by it, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof; and

       (ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court.

(B) To the extent that any of the Borrowers may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets or revenues such immunity (whether or not claimed) the Borrower agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

(C) Each of the Borrowers irrevocably appoints the New York Office of Hyundai Heavy Industries Co., Ltd., located at 300 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, U.S.A., as its agent to accept on its behalf service of any and all process or other documents which may be served in any action or proceedings in any of such courts and further agrees that service upon such agent shall constitute valid and effective service upon it. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by any of the Borrowers). If for any reason a process agent ceases to be able to act as such or no longer has an address in New York, New York, within 30 days from the date of the occurrence of such event, each of the Borrowers irrevocably agrees to appoint a substitute process agent acceptable to the Lender, and to deliver to the Lender a copy of the new process agent's acceptance of such appointment.

(D) Each of the Borrowers further irrevocably consents to service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified airmail, postage prepaid, to the Borrower at its address set forth in Clause 15. Nothing herein shall affect the right of the Lender to serve process in any other manner permitted by law.

(E) EACH OF THE BORROWERS AND THE LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE NOTES AND FOR ANY COUNTER CLAIM THEREIN.





                              19                                 Page 102 of 194

20.    Miscellaneous

(A) This Agreement constitutes the entire agreement of the parties with respect to the subject matter thereof and may be amended by an instrument in writing signed by the parties hereto.

(B) This Agreement may be signed in counterparts. Any single counterpart or a set of counterparts signed, in either case, by the parties hereto shall constitute a full and original agreement for all purposes.

(C) If any one or more of the provisions contained in this Agreement or any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

(D) No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

(E) A Clause or Appendix is a reference to a clause hereof or appendix hereto; and a sub-clause is a reference to a sub-clause of the Clause in which the reference appears.

AS WITNESS the hands of the duly authorized representatives of the parties hereto the day and year first before written.

BORROWER A                                 HYUNDAI ELECTRONICS INDUSTRIES CO.


                                           By:           /s/  Il Sun Kim
                                                 -------------------------------
                                                 Name: IL SUN KIM
                                                 Title: Director

BORROWER B                                 HYUNDAI MERCHANT MARINE CO., LTD.


                                           By:          /s/  Jong Hun Kim
                                                 -------------------------------
                                                 Name: JONG HUN KIM
                                                 Title: General Manager

LENDER                                     THE NIPPON CREDIT BANK LIMITED,
                                           LOS ANGELES AGENCY


                                           By:         /s/  Kaneyoshi Saito
                                                 -------------------------------
                                                 Name: KANEYOSHI SAITO
                                                 Title: Chief Rep. of Seoul





                              20                                 Page 103 of 194

                                   APPENDIX A


                           Form of Notice of Advance


From:  HYUNDAI ELECTRONICS INDUSTRIES CO.
       HYUNDAI MERCHANT MARINE CO., LTD.

To:    THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY


                                                               January ___, 1994

Dear Sirs,

     We refer to the loan facility agreement (the "Agreement") dated January 28, 1994 and made between us as Borrowers and you as the Lender.

     Terms defined in the Agreement have the same meanings herein.

     We hereby give you notice that pursuant to the Agreement Hyundai Electronics Industries Co., as Borrower A, wishes to drawdown Advance A of U.S.$44,998,800, and Hyundai Merchant Marine Co., Ltd., as Borrower B, wishes to drawdown Advance B of U.S.$29,999,200 on January ___, 1994. Please credit the proceeds of [both Advance A and Advance B to account no. 1484004218
(ABA# 121000358; Swift Code# BOFAUS6S) in the name of Maxtor Corporation with Bank of America located at 1850 Gateway Blvd., Concord, California 94520]. The proceeds of the Advances will be used by us as the funds for overseas investments.

     We confirm that at the date hereof the representations set out in Clause 8 of the Agreement are true and that no Default or Event of Default has occurred.



                                            __________________________________
                                            Name:
                                            Title:
                                            for and on behalf of
                                            HYUNDAI ELECTRONICS INDUSTRIES CO.



                                            __________________________________
                                            Name:
                                            Title:
                                            for and on behalf of
                                            MERCHANT MARINE CO., LTD.





                              21                           Page 104 of 194

                                   APPENDIX B

                         Condition Precedent Documents


1. Certified copies of the Korean texts of the Articles of Incorporation of, and the Korean Commercial Registry extracts regarding, each of the Borrowers and the Guarantor, each as amended to date, accompanied by true and correct English translations thereof.

2. A sealed certificate of the Representative Director of each of the Borrowers and the Guarantor certifying:

         (a) resolutions of the Board of Directors of each of the Borrowers or the Guarantor, as the case may be, authorizing the execution and delivery of this Agreement and the relevant Note or the Guaranty and the performance of its terms by the Borrower or the Guarantor, as the case may be;

         (b) the incumbency and the specimen signatures of the Persons authorized to execute and deliver this Agreement or the Guaranty, as the case may be, and any other documents contemplated herein or therein for and on behalf of each of the Borrowers or the Guarantor as the case may be; and

         (c) any other matters as shall be requested by the Lender.

3. A seal certificate of the Representative Director of each of the Borrowers or the Guarantor giving the certificate referred to in item 2 above.

4. Certified copies of all governmental approvals necessary in connection with the execution, delivery, performance and enforceability of this Agreement, the Notes or the Guaranty and the transaction contemplated hereby or thereby.

5.       Legal Opinion of Shin & Kim, Korean legal counsel to the
         Lender, in form and substance satisfactory to the Lender.


6. Process agent appointment letters executed by each of the Borrowers and the Guarantor, as the case may be and accepted by the New York area office of Hyundai Heavy Industries Co., Ltd.


7. Guaranty duly executed by the Representative Director of the Guarantor.


8. The Notes, each duly executed by the Representative Director of the relevant Borrower.


9.       Such other documents and opinions as the Lender may request.





                              22                                 Page 105 of 194

                                   APPENDIX C

                                 LOAN GUARANTY


     GUARANTY, dated as of January 28, 1994, made by HYUNDAI HEAVY INDUSTRIES CO., LTD, a corporation organized and existing under the laws of the Republic of Korea (the "Guarantor"). Except as otherwise defined herein, terms used herein and defined in the Loan Agreement (as hereinafter defined) shall be used herein as so defined.

                             W I T N E S S E T H :

     WHEREAS, Hyundai Electronics Industries Co., Ltd. and Hyundai Merchant Marine Co., Ltd. (collectively, the "Borrowers"; individually, a "Borrower") have entered into a Loan Agreement, dated as of January 28, 1994 (as modified, supplemented or amended from time to time, the "Loan Agreement"), with THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY as the lender (the "Lender"), pursuant to which the Lender has agreed to make the Advances in the aggregate amount of Seventy Four Million Nine Hundred Ninety Eight Thousand Dollars (U.S.$74,998,000) to the Borrowers upon the terms and subject to the conditions set forth therein;

     WHEREAS, the Guarantor and the Borrowers are engaged in related business and the Guarantor acknowledges the direct and indirect benefits to be derived by it by the Advances to be made by the Lender to the Borrowers; and

     WHEREAS, it is a condition precedent to the obligation of the Lender to make the Advances to, and for the account of, the Borrowers that the Guarantor shall have executed and delivered this Guaranty to the Lender, and the Guarantor desires to execute and deliver this Guaranty;

     NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby makes the following representations and warranties to the Lender and hereby covenants and agrees with the Lender, as follows:

     1. The Guarantor irrevocably and unconditionally guarantees as a primary obligor and not as a surety merely the full and prompt payment when due (whether at stated maturity, by acceleration or otherwise) of the principal of and interest on (including interest accruing on or after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrowers, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Advances and of all other obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of the Borrowers now existing or hereafter incurred under, arising out of or in connection with the Loan Agreement, the Notes or any document related thereto and the due performance and compliance with the terms of any of them by the Borrowers, in each case strictly in accordance with the terms thereof (collectively, the "Guaranteed Obligations"). If any payment or performance obligations of the Borrowers under the Loan Agreement, the Notes or any document related thereto are stayed, enjoined or otherwise prevented, the Guarantor, upon demand therefor, shall pay to the Person entitled thereto, or shall perform, as the case may be, the obligations which would have been due or performed under such document had such payment or performance not been stayed, enjoined or otherwise prevented. All





                              23                                 Page 106 of 194
payments by the Guarantor under this Guaranty shall be made on the same basis as payments by the Borrowers under the document with respect to which the relevant Guaranteed Obligations have been incurred. The Guarantor agrees that the guaranty contained herein is a guaranty of payment and not merely of collection.

     2. The Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liability, suit or taking of other action by the Lender against, and any other notice to, any party liable thereon (including the Guarantor or any other guarantor).

     3. The Lender may, at any time and from time to time, without the consent of or notice to the Guarantor, without incurring any responsibility to the Guarantor, without impairing or releasing the obligations of the Guarantor hereunder, upon or without any terms or conditions and in whole or in part:

         (a) change the manner, place or terms of payment of, and/or change or extend the time of payment of, renew or alter, any of the Guaranteed Obligations, any security therefor, or any liability incurred directly or indirectly in respect thereof, and the guaranty herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered;

         (b) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst;

         (c) exercise or refrain from exercising any rights against the Borrowers or others or otherwise act or refrain from acting;

         (d) settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof;

         (e) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Borrowers to the Lender regardless of what liability or liabilities of the Borrowers remain unpaid;

         (f) consent to or waive any breach of, or any act, omission or default under, the Loan Agreement, the Notes or any document related thereto, or otherwise amend, modify or supplement the Loan Agreement, the Notes or any document related thereto; and/or

         (g) act or fail to act in any manner referred to in this Guaranty which may deprive the Guarantor of its right to subrogation against the Borrowers to recover full indemnity for any payments made pursuant to this Guaranty.

     4. The obligations of the Guarantor under this Guaranty are absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (a) any action or inaction by the Lender as contemplated in
Section 3



                              24                                Page 107 of 194
of this Guaranty; (b) any invalidity, irregularity or unenforceability of all or part of the Guaranteed Obligations or of any security therefor; (c) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by the Borrowers or the Guarantor against the Lender; or (d) any other circumstances whatsoever (with or without notice to or knowledge of the Borrowers or the Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Borrowers of the Guaranteed Obligations, or of the Guarantor under this Guaranty, in bankruptcy or in any other instance.

     5. Notwithstanding anything to the contrary in this Guaranty, the Guarantor hereby irrevocably waives all rights which may have arisen in connection with this Guaranty to be subrogated to any of the rights
(whether contractual, under the Bankruptcy Code, including Section 509 thereof, under common law or otherwise) of the Lender against the Borrowers or against the Lender for the payment of the Guaranteed Obligations. The Guarantor further irrevocably waives all contractual, common law, statutory or other rights of reimbursement, contribution, exoneration or indemnity (or any similar right) from or against the Borrowers or any other Person which may have arisen in connection with this Guaranty or against the Borrowers under any security document. So long as the Guaranteed Obligations remain outstanding, if any amount shall be paid by or on behalf of any Borrower to the Guarantor on account of any of the rights waived in this paragraph, such amount shall be held by the Guarantor in trust, segregated from other funds of the Guarantor, and shall, forthwith upon receipt by the Guarantor, be turned over to the Lender in the exact form received by the Guarantor (duly endorsed by the Guarantor to the Lender, if required), to be applied against the Guaranteed Obligations, whether matured or unmatured, in such order as the Lender may determine. The provisions of this paragraph shall survive the term of this Guaranty and the payment in full of the Guaranteed Obligations.

     6. In order to induce the Lenders to make Advances to the Borrowers, the Guarantor makes the following representations, warranties and agreements:

          (a) The Guarantor (i) is a duly organized and validly existing corporation under the laws of the Republic of Korea and (ii) has the power and authority to own its property and assets and to transact the business in which it is engaged.

          (b) The Guarantor has the corporate power to execute, deliver and perform the terms and provisions of this Guaranty and has taken all necessary corporate action to authorize the execution, delivery and performance by it of this Guaranty. The Guarantor has duly executed and delivered this Guaranty, and this Guaranty constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfers, moratorium or similar laws effecting the equitable principles (whether enforcement is sought by proceeding in equity or at law).

         (c) Neither the execution, delivery or performance by the Guarantor of this Guaranty, nor compliance by it with the terms and provisions hereof, (i) will contravene any provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) will conflict or be inconsistent with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of the Guarantor pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement, loan





                              25                                Page 108 of 194
agreement or any other agreement, contract or instrument to which the Guarantor is a party or by which it or any of its property or assets is bound or to which it may be subject, which conflict, breach, default or lien will have a material adverse effect on (x) the Guarantor or any of its subsidiaries, (y) the ability of the Guarantor to perform its obligations hereunder or (z) any of the rights of the Lender hereunder, or (iii) will violate any provision of the Articles of Incorporation or By-Laws of the Guarantor.

        (d) The Guarantor has obtained all consents, licenses, approvals and authorizations and has effected all declarations, filings and registrations necessary for the valid execution, delivery, performance, legality, validity and enforceability of this Guaranty, and a license from a designated Class A foreign exchange bank, if any, in respect of Dollar payments due hereunder and under any document under which the Guaranteed
Obligation arise and the same are in full force and effect.   All application,
filings and reports delivered to any government agency by or on behalf of the Guarantor in connection with this Guaranty have been truthfully completed and duly filed, and true and correct copies of such applications, filings and reports and all related consents, licenses, approvals, authorizations, declarations, filings and registrations have been delivered to the Lender. The Guarantor undertakes, and undertakes to cause the Borrowers, to obtain all consents, licenses, approvals, authorization and permits and to effect all declaration, filings and registrations, which become necessary in the future for the performance or enforceability of this Guaranty and the Guaranteed Obligations.

        (e) There are no actions, suits or proceedings pending or, to the best knowledge of the Guarantor, threatened (i) with respect to the loan Agreement, the Notes, this Guaranty or any other document related hereto or thereto or (ii) that are reasonably likely to materially and adversely affect the business, operations, property, assets, condition (financial or otherwise) or prospects of the Guarantor.

        (f) The Guarantor is not entitled to any immunity, whether characterized as sovereign immunity or otherwise, from any legal proceedings, whether in the United States of America, the Republic of Korea or elsewhere, to enforce or collect upon this Guaranty (including, without limitation, immunity from service of process, immunity from jurisdiction of any court or tribunal, and immunity of any of its property from attachment prior to entry of judgment and from attachment in aid of execution, or from execution, upon a judgment) in respect of itself or its property, and insofar as the Guarantor or any of its property should at any time become entitled to any such immunity, the Guarantor, in respect of its obligations under this Guaranty, expressly and irrevocably waives any such immunity in any action or proceeding.

        (g) The obligations of the Guarantor under this Guaranty ranks at least pari passu with all other unsecured indebtedness of the Guarantor.

        7. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of the Lender in exercising any right, power or privilege hereunder and no course of dealing between the Guarantor, the Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Lender would otherwise have. No notice to or demand on the Guarantor in any case shall entitle





                              26                                 Page 109 of 194
the Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Lender to any other or further action in any circumstances without notice or demand.

     8. This Guaranty shall be binding upon the Guarantor and its successors and assigns and shall inure to the benefit of the Lender and their respective successors and assigns.

     9. Neither this Guaranty nor any provision hereof may be assigned by the Guarantor, changed, waived, discharged or terminated unless such assignment, change, waiver, discharge or termination is in writing signed by and consented to by the Lender as provided in the Loan Agreement.

     10. The Guarantor acknowledges that an executed (or conformed) copy of each transaction document has been made available to its principal executive officers and such officers are familiar with the contents thereof.

     11. In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence of an Event of Default, the Lender is hereby authorized at any time or from time to time, without presentment, demand, protest, or other notice of any kind to the Guarantor or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by the Lender (including without limitation by branches and agencies of the Lender, if any, wherever located) to or for the credit or the account of the Guarantor against and on account of the Guaranteed Obligations, irrespective of whether or not the Lender shall have made any demand hereunder.


     12. All notices and other communications hereunder shall be made at the addresses, in the manner and with the effect provided in Section 15 of the Loan Agreement, provided that, for this purpose, the address of the Guarantor shall be the one specified opposite its signature below.

     13. If claim is ever made upon the Lender for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of (a) any judgment, decree or order of any court of administrative body having jurisdiction over such payee or any of its property or (b) any settlement or compromise of any such claim effected by such payee with any such claimant (including the Borrowers), then and in such event the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon it, notwithstanding any revocation hereof or the cancellation of the Loan Agreement, and the Guarantor shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee, and the Guarantor agrees that it will indemnify the Lender on demand for all reasonable costs and expenses (including legal fees) incurred by the Lender in connection with such repayment or recovery, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

     14. This Guaranty and the rights and obligations of the Lender and the Guarantor hereunder shall be construed in accordance with and governed by the law of the State of New York. Any legal





                                      27                         Page 110 of 194
action or proceeding with respect to this Guaranty may be brought in the courts of the State of New York or of the United Sates of the Southern District of New York, and by execution and delivery of this Agreement, the Guarantor hereby irrevocably accepts of itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Guarantor hereby irrevocably designates, appoints and empowers its New York area office, located on the date hereof at 300 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, U.S.A., as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding. If for any reason such designee, appointee and agent shall cease to be available to act as such, the Guarantor agrees to designate a new designee, appointee and agent in New York City on the terms and for the purposes of this provision satisfactory to the Lender. The Guarantor further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Guarantor at its address set forth opposite its signature below, such service to become effective thirty (30) days after such mailing. Nothing herein shall affect the right of the Lender to serve process in any other manner permitted by law or to commence legal proceeding or otherwise proceed against the Guarantor in any other jurisdiction. The Guarantor hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with the Guaranty brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

     15. The obligation of the Guarantor to make payment in Dollars of any Guaranteed Obligation due hereunder shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than Dollars, except to the extent such tender or recovery shall result in the actual receipt by the Lender of the full amount of Dollars expressed to be payable in respect of any such Guaranteed Obligations. The obligation of the Guarantor to make payment in Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of Dollars expressed to be payable in respect of any such Guaranteed Obligations, and shall not be affected by judgment being obtained for any other sums due under this Guaranty.

      16. This Guaranty is to be a continuing guarantee and shall remain in full force and effect until all moneys now or hereafter payable by the Borrowers under the Loan Agreement, the Notes or any related document to which it is a party shall have been paid or satisfied in full, and is in addition to and not in substitution for, and shall not be prejudiced or affected by, any other security or guarantee now or hereafter held by the Lender.

      17. Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibited or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

      18. The Guarantor hereby agrees to pay all costs and expenses, including attorneys' fees and disbursements, incurred by the Lender in the enforcement of any and all terms of this Guaranty.





                              28                           Page 111 of 194

     IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.


                                        HYUNDAI HEAVY INDUSTRIES CO., LTD



                                        By
                                           ------------------------------------
                                           Name:
                                           Title:
                                           Seal:



                                           Address:     140-2 Kye-dong,
                                                        Chongro-ku,
                                                        Seoul, Korea


                                           Attention:



                                           Telephone:
                                           Facsimile:
                                           Telex:
                                           Answerback:





                              29                                 Page 112 of 194

                                  APPENDIX D

                                PROMISSORY NOTE

US$[29,999,200]
   [44,998,800]
                                                               January ___, 1994

     FOR VALUE RECEIVED, the undersigned, [HYUNDAI ELECTRONICS INDUSTRIES CO.] [HYUNDAI MERCHANT MARINE CO., LTD.], a corporation organized and existing under the laws of the Republic of Korea ("Borrower [A][B]"), hereby promised to pay to the order of THE NIPPON CREDIT BANK LIMITED, LOS ANGELES AGENCY (the "Lender"), at 550 South Hope Street, Suite 2500, Los Angeles, California 90017, U.S.A., on the Repayment Date, as defined in the Loan Agreement dated as of January 28, 1994 (the same as amended, modified or supplemented from time to time, the "Loan Agreement"), among the Borrower [A][B], [Hyundai Electronics Industries Co., Ltd.] [Hyundai Merchant Marine Co., Ltd.] and the Lender, the aggregate unpaid principal amount of the Advance [A][B] made to the Borrower [A][B] by the Lender pursuant to the Loan Agreement in lawful money of the United States of America in immediately available funds, and to pay interest from the date hereof on the principal amount hereof from time to time outstanding in like funds, at the rate or rates per annum and payable on the dates provided in the Loan Agreement. Terms not defined herein have the meanings set forth in the Loan Agreement.

     Borrower [A][B] promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at the rate or rates provided in the Loan Agreement.

     Borrower [A][B] hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The nonexercise by the holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

     All borrowings evidenced by this Note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of Borrower [A][B] under this Note.

     This Note is one of the Notes referred to in the Loan Agreement, which, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Loan Agreement, all upon the terms and conditions therein specified. This Note shall be construed in accordance with and governed by the laws of the State of New York, the United States of America.

                                        [HYUNDAI ELECTRONIC INDUSTRIES CO.]
                                        [HYUNDAI MERCHANT MARINE CO., LTD.]


                                        by
                                           ---------------------------------
                                           Name:
                                           Title:





                              30                           Page 113 of 194

                               Loans and Payments

                                       Principal of     Name of Person
Date of Drawdown     Amount of Loan    Note to Date     Making Notation
- ----------------     --------------    ------------     ---------------




















               31                               Page 114 of 194

                                                                    Exhibit 3


                                 LOAN AGREEMENT

                                 US$37,499,000



                       HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                  - BORROWER -



                           AMERICAN EXPRESS BANK LTD.

                                   - LENDER -



                           AMERICAN EXPRESS BANK LTD.

                                   - AGENT -



                                JANUARY 28, 1994





                              1                                  Page 115 of 194

                               TABLE OF CONTENTS


       Article                                                                                  Page
       -------                                                                                  ----
         PREAMBLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

       1.         DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

       1.01    Advance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
       1.02    Availability Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
       1.03    Banking Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
       1.04    Commitment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
       1.05    Dollars or US$   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.06    Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.07    Event of Default   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.08    Interbank Rate   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.09    Interest Determination Date  . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.10    Interest Payment Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.11    Interest Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.12    Lending Office   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.13    Letter Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.14    Loan   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.15    Note   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
       1.16    Person   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
       1.17    Repayment Date   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
       1.18    Headings and References  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

       2.         THE LOAN. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

       2.01    Purpose and Amount of Loan   . . . . . . . . . . . . . . . . . . . . . . . . . .   8
       2.02    Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
       2.03    Cancellation of Commitment   . . . . . . . . . . . . . . . . . . . . . . . . . .   9

       3.         INTEREST, DEFAULT INTEREST AND FEES . . . . . . . . . . . . . . . . . . . . .   9

       3.01    Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
       3.02    Interest Determination   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
       3.03    Default Interest   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
       3.04    Front-End Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
       3.05    Agency Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
       3.06    Stamp Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
       3.07    Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
       3.08    Maximum Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10


                                       2                         Page 110 of 194

       Article
       -------
                                                                                                Page
                                                                                                ----
       4.         PAYMENT AND REPAYMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

       4.01    Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.02    Repayment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.03    Prepayment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.04    Application of Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.05    Banking Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.06    Place of Payment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
       4.07    Loan Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

       5.         SECURITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

       5.01    Note . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

       6.         YIELD PROTECTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

       6.01    Substitute Basis of Borrowing  . . . . . . . . . . . . . . . . . . . . . . . . .  12
       6.02    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
       6.03    Compliance Costs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
       6.04    Change of Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
       6.05    Adversity Prepayment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
       6.06    Funding Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
       6.07    Dollar Transaction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

       7.         BORROWER'S REPRESENTATIONS AND WARRANTIES   . . . . . . . . . . . . . . . . .  15

       7.01    Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.02    Restrictions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.03    Authorizations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.04    Legal Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.05    Agreement Binding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.06    Other Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
       7.07    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       7.08    Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       7.09    Accuracy of Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       7.10    Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       7.11    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       7.12    Title to Properties; Possession Under Leases . . . . . . . . . . . . . . . . . .  16

       8.         COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

       8.01    Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
       8.02    Rights; Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.03    Representations & Warranties . . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.04    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.05    Inspection . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17





                              3                                  Page 117 of 194


     Article                                                                                    Page
     -------                                                                                    ----
       8.06    Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.07    Merger; Disposition of Assets  . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.08    Authorizations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
       8.09    Further Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

       9.         CONDITIONS PRECEDENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

       9.01    Initial Drawdown . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
       9.02    Subsequent Drawdowns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
       9.03    Other Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

       10.       EVENTS OF DEFAULT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

       10.01   Event of Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
       10.02   Consequences of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

       11.       AGENT AND LENDER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

       11.01   Appointment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
       11.02   Decision of Lender   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
       11.03   Reimbursement for Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
       11.04   Liability and Credit Appraisal . . . . . . . . . . . . . . . . . . . . . . . . .  22
       11.05   Reliance by Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
       11.06   Agent; Other Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
       11.07   Payments, Notices and Determinations by the Agent    . . . . . . . . . . . . . .  23
       11.08   Successor Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

       12.       MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

       12.01   Term . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
       12.02   Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
       12.03   Waiver; Cumulative Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
       12.04   Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
       12.05   Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
       12.06   Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
       12.07   Waiver of Sovereign Immunity . . . . . . . . . . . . . . . . . . . . . . . . . .  25
       12.08   Jurisdiction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
       12.09   Waiver of Jury Trial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
       12.10   Set-Offs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
       12.11   Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
       12.12   Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
       12.13   Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         Signature  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27





                              4                            Page 118 of 194

       EXHIBITS
       --------

       EXHIBIT A     Note   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
       EXHIBIT B     Notice of Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
       EXHIBIT C     Drawdown Certificate   . . . . . . . . . . . . . . . . . . . . . . . . . .  31
       EXHIBIT D     Transfer Certificate   . . . . . . . . . . . . . . . . . . . . . . . . . .  32




                              5                             Page 119 of 194

                                 LOAN AGREEMENT

         THIS LOAN AGREEMENT (the "Agreement") is entered into as of this 28th day of January, 1994 by and among:

         HYUNDAI HEAVY INDUSTRIES CO., LTD., a juridical person (chusik hoesa) organized and existing under the laws of Republic of Korea ("Korea"), with its registered head office at 1, Jeonha-dong, Dong-ku, Ulsan, Kyungsangnam-do, Korea (the "Borrower"); and

         AMERICAN EXPRESS BANK LTD., a bank organized and existing under the laws of the State of Connecticut acting through its Singapore branch at 16 Collyer Quay, Raffles Place, Singapore 0104 (the "Lender"); and

         AMERICAN EXPRESS BANK LTD., acting through its Singapore branch as agent for the Lender (referred to herein in such capacity as the "Agent").

WITNESSETH:

         WHEREAS, the Borrower has requested the Agent and the Lender to provide loans in an aggregate principal amount not to exceed Thirty-Seven Million Four Hundred Ninety Nine Thousand Dollars (US$37,499,000) to finance the investment in Maxtor Corporation at 211 Riveroaks Parkway, San Jose, CA, U.S.A.; and

         WHEREAS, subject to the terms and conditions of the Agreement, the Lender has agreed to extend to the Borrower the loans so requested by the Borrower.

         NOW, THEREFORE, it is hereby agreed as follows:

Article 1.  Definitions.

In addition to those terms defined above, as used herein the following terms shall have the meanings set forth below, which shall include both the singular and plural thereof.

1.01 "Advance" shall mean an advance in same day funds (or such other Dollar funds as are then customary for the settlement of international loan transactions) on behalf of the Borrower by the Lender of a Drawdown as specified in Section 2.02 hereof.

1.02 "Availability Period" shall mean a period beginning the date of this Agreement and ending three (3) months thereafter.

1.03 "Banking Day" shall mean a day on which banks are open for business in New York, Singapore, Seoul and Hong Kong and on which deposit transactions in Dollars are being carried out in the London interbank market ("Interbank Market").

1.04 "Commitment" shall mean Thirty-Seven Million Four Hundred Ninety Nine Thousand Dollars (US$37,499,000) or where the context so requires, the obligation of the Lender to make the Advances to the Borrower in an aggregate principal amount not exceeding such amount subject to the terms and conditions of this Agreement.





                              6                                  Page 120 of 194

1.05 "Dollars" or "US$" shall mean dollars in the lawful currency of the United States of America.

1.06 "Drawdown" shall mean the borrowing by the Borrower of all or any part of the Commitment.

1.07     "Event of Default" shall have the meaning set forth in Section 10.01.

1.08 "Interbank Rate" shall mean, with respect to each Interest Period, the interest rate which is determined by the Lender in its sole discretion to be the arithmetic mean of the rates per annum (rounded upwards, if necessary, to the nearest 1/16%) quoted on the LIBO page (or such other page as may display London interbank offered rates of major banks for Dollar deposits) on the Reuter Monitor Money Rates Services (or if such quote is unavailable on the relevant Interest Determination Date, the rate quoted by a reference bank in London selected by the Lender) for the period corresponding to such Interest Period at approximately 11:00 a.m. (London time) on the Interest Determination Date prior to the commencement of such Interest Period.

1.09 "Interest Determination Date" shall mean the date which is two (2) days during which banks are open for business in London prior to the first day of each Interest Period.

1.10     "Interest Payment Date" shall mean the last day of each Interest
         Period.

1.11 "Interest Period" shall mean the period commencing on the date of the first Drawdown and having a duration of three (3) or six (6) months (such period to be selected at the Borrower's option) and each period thereafter commencing on the last day of the then current Interest Period and having a duration of three (3) or six (6) months (such period to be selected at the Borrower's option);provided, that with respect to any Drawdown after the first Drawdown the first Interest Period with respect to such Drawdown shall commence on the date of such Drawdown and terminate on the last day of the then current Interest Period; provided, further, that the last Interest Period which commences prior to the Repayment Date shall terminate on the Repayment Date. Notwithstanding the above, "Interest Period" shall also mean with respect to any amounts in default, such periods as the Lender shall elect pursuant to Section 3.03(a).

1.12 "Lending Office" shall mean such office or offices of the Lender (or its successor) as may be from time to time designated as the Lending Office, the initial Lending Offices being specified in the preamble of this Agreement.

1.13     "Letter Agreements" shall mean the Letter Agreements as defined in
         Section 3.05 hereof.

1.14 "Loan" shall mean the outstanding balance from time to time of all Drawdowns made by the Borrower under this Agreement.

1.15 "Note" shall mean the note payable to the order of the Lender, issued by the Borrower substantially in the form of Exhibit A hereto and in any event in form and substance satisfactory to the Agent.





                              7                                  Page 121 of 194

1.16 "Person" shall mean any individual, company, corporation, partnership, joint venture, trust or unincorporated association or any state or government or any agency, instrumentality or political subdivision of any state or government.

1.17 "Repayment Date" shall mean the fifth anniversary date of the date of the execution of this Agreement.

1.18     In this Agreement:

         (a) headings are inserted for convenience only and shall not affect the construction of this Agreement and, unless otherwise specified, all references to Sections and Exhibits are to Sections and Exhibits of this Agreement;

         (b) references to "month" shall mean the period commencing on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided that if a period commences on the last day in a calendar month or if there is no numerically corresponding day in the month in which the period ends, that period shall end on the last day in that later month, and the references to "months" shall be construed accordingly;

         (c) references to any document are to be construed as references to such document as amended or supplemented from time to time; and

         (d) references to any enactment shall include re-enactments, amendments and extensions thereof.

Article 2.  The Loan.

2.01 Purpose and Amount of Loan. To assist the Borrower in financing the investment in Maxtor Corporation in California, U.S.A., and subject to the terms and conditions hereof and in reliance, inter alia, on the representations of the Borrower set forth in Article 7, the Lender hereby agrees to make Advances in favor of the Borrower in an aggregate amount up to the Commitment during the Availability Period according to the procedure set forth in Section 2.02; provided, that neither the Agent nor the Lender shall have any responsibility as to the Borrower's application of the Advances or the Loan.

2.02 Drawdown. (a) Subject to the terms and conditions hereof, the Borrower may borrow in an aggregate amount up to but not exceeding the Commitment on any Banking Day during the Availability Period in one or more Advances each in the minimum amount of Five Million Dollars (US$5,000,000) or a higher amount which is an integral multiple of One Million Dollars (US$1,000,000) or a lower amount equal to the then undrawn amount of the Commitment, by the Borrower's instructing the Lender through the Agent to make Advances. The Lender shall not have any obligation to lend hereunder after the last day of the Availability Period.

         (b) The Borrower shall give the Agent a notice of Drawdown, substantially in the form of Exhibit B hereto, at least three (3) Banking Days (or such shorter period as the Lender shall otherwise agree) prior to the proposed date of such Drawdown, provided, that on the





                              8                            Page 122 of 194
         proposed date of such Drawdown all applicable conditions precedent specified in Article 9 have been satisfied. Such notice once received by the Agent shall be irrevocable and binding on the Borrower and the Borrower shall reimburse the Agent and the Lender, on demand, for any costs or losses incurred by the Agent and the Lender in the event that the Borrower does not satisfy all conditions precedent applicable to such Drawdown on the date of Drawdown.

         (c) Upon receipt of the notice of Drawdown, the Agent shall notify the Lender of the date of Drawdown and the amount of the Advance. Upon receipt of such notice the Lender shall make available its Advance to the Agent on the date of Drawdown.

2.03 Cancellation of Commitment. The Borrower may not cancel all or any part of the Commitment before the expiration of the Availability Period except as expressly provided in this Agreement; provided that any part of the undrawn Commitment as of the final date of the Availability Period shall be automatically cancelled.

Article 3.  Interest, Default Interest and Fees.

3.01 Interest Rate. Subject to Section 3.08 below, the rate of interest on the Loan for each Interest Period shall be four-fifths of one percent (0.8%) per annum above the Interbank Rate (the "Interest Rate").

3.02 Interest Determination. The applicable Interest Rate for any given Interest Period shall be determined on the relevant Interest Determination Date. Promptly after each Interest Determination Date, the Agent shall notify the Borrower and the Lender of the Interest Rate and the amount of interest to be payable on the Interest Payment Date for the relevant Interest Period.

3.03 Default Interest. (a) In the event the Borrower fails to make payment of all or any portion of the Loan when due or any other payment due hereunder (whether at its stated maturity, by acceleration or otherwise), the Borrower shall pay interest on the unpaid amount, to the extent permitted by law, from and including such due date until the payment of said sum in full (after as well as before judgment) in Dollars at a rate equal to one percent (1.0%)per annum above the Interest Rate with respect to the immediately preceding Interest Period calculated pursuant to Section 3.01 above, or at the option of the Agent, at the rate that is one and four-fifths of one percent (1.8%) per annum in excess of the Interbank Rate for interest periods of one day, one week, one month or three months (as the Agent shall elect in its sole discretion) determined on the Banking Day succeeding that on which the Agent became aware of the default and for successive interest periods thereafter so long as such amount remains unpaid. Such interest shall be payable on the last day of each such interest period and at any other time on demand of the Agent.

         (b) In addition to payment of such default interest, the Borrower shall indemnify the Lender, on demand, against any costs or losses resulting from the Borrower's failing to pay when due any amounts of principal or interest hereunder.

3.04 Front-End Fee. The Borrower agrees to pay to the Agent for the account of the Agent and in the discretion of the Agent for the account of the Lender a front-end fee as separately agreed





                              9                                  Page 123 of 194
         between the Borrower and the Agent by a front-end fee letter agreement being entered into concurrently herewith and considered to be incorporated herein.

3.05 Agency Fee. During the term of this Agreement, the Borrower shall pay to the Agent for its own account an agency fee in the amount as separately agreed between the Borrower and the Agent by an agency fee letter agreement being entered into concurrently herewith and considered to be incorporated herein (the front-fee letter agreement and the agency fee letter agreement being hereinafter collectively referred to as the "Letter Agreements"). The agency fee shall be payable annually in advance not later than thirty (30) days from the date hereof for the first year and thereafter on each anniversary of the date hereof.

3.06 Stamp Taxes. The Borrower shall pay promptly all stamp, documentary and other like duties, levies, imposts, charges, fees, deductions or withholdings of any nature by any taxing authority to which this Agreement, the Letter Agreements and the Note (or any of them) may be subject or give rise and shall indemnify the Agent and the Lender on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Borrower to pay any such levies, duties, imposts, charges, fees, deductions or withholdings.

3.07 Costs. The Borrower shall, whether or not any portion of the Commitment is advanced, pay to the Agent in the manner specified by the Agent on demand, the charges including but not limited to legal fees, printing costs, travel expenses, communication charges, signing and publicity costs incurred by or on behalf of the Agent or the Lender in connection with the negotiation, preparation, execution, delivery and implementation of this Agreement (and actual or proposed restructuring, rescheduling, amendment or modification hereto or request therefor and any waiver hereunder), the Letter Agreements and all documents executed pursuant hereto, and all costs, expenses and amounts whatsoever, including the fees and expenses of counsel, which the Agent or the Lender may expend or become liable for in demanding, suing for, recovering and receiving payment of any sum due hereunder and under any documents executed pursuant hereto.

3.08 Maximum Interest Rate. (a) Nothing in this Agreement or the Note to the contrary shall require the Borrower to pay interest at a rate exceeding the maximum rate permitted by applicable law. Neither this Section nor Section 12.06 is intended to limit the rate of interest payable for the account of the Lender to the maximum rate permitted by the laws of the State of New York (or any other applicable law) if a higher rate is permitted with respect to such Lender by supervening provisions of the United States Federal law.

         (b) If the amount of interest payable for the account of the Lender on any Interest Payment Date in respect of the immediately preceding Interest Period, computed pursuant to this Agreement, would exceed the maximum amount permitted by applicable law to be charged by such Lender, the amount of interest payable for its account on such Interest Payment Date shall automatically be reduced to such maximum permissible amount.

         (c) If the amount of interest payable for the account of the Lender in respect of any Interest Period is reduced pursuant to sub-section
         (b) and the amount of interest payable for its account in respect of any subsequent Interest Period would be less than the maximum amount permitted by law to be charged by the Lender, then the amount of interest payable






                                        10                       Page 124 of 194
         for its account in respect of such subsequent Interest Period shall be automatically increased to such maximum permissible amount; provided that at no time shall the aggregate amount by which interest paid for the account of the Lender has been increased pursuant to this sub-section (c) exceed the aggregate amount by which interest paid for its account has theretofore been reduced pursuant to sub-section (b).

Article 4.  Payment and Repayment

4.01 Interest. Interest at the applicable Interest Rate shall be payable in arrears on each Interest Payment Date and shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Interest shall accrue from and including the first day of an Interest Period to but not including the last day of such Interest Period.

4.02 Repayment. The Borrower shall repay the full amount of the Loan to the Lender on the Repayment Date; provided, that the Agent or the Lender may call the Loan at any time in accordance with the provisions hereof.

4.03 Prepayment. The Borrower may prepay the Loan in whole or in part in minimum amount of Five Million Dollars (US$5,000,000) and an integral multiple thereof on any Interest Payment Date without any penalty or premium upon giving of sixty (60) days' prior notice to the Agent; provided that such prepayment shall be accompanied by payment of all interest and other amounts then due hereunder. Any partial prepayment shall be applied in inverse order of maturity and sums prepaid may not be reborrowed.

4.04 Application of Payments. Notwithstanding anything herein to the contrary, all payments made to or collected by the Agent or the Lender hereunder, under the Letter Agreements or under the Note shall be applied by the Agent for its own account and/or for the account of the Lender in the following order of priority, (1) to any amount then due and payable to the Agent or the Lender hereunder, under the Letter Agreements, or under the Note, not otherwise listed in this Section,
         (2) to any fee then due and payable, (3) to any accrued default interest then due and payable, (4) to accrued interest then due and payable, (5) to principal then due and payable, and (6) to prepayment of the Loan as provided in Section 4.03.

4.05 Banking Day. Whenever any payment or calculation is to be made on a day which is not a Banking Day, such payment or calculation may be made on the next succeeding Banking Day unless, with respect to payments, as a result thereof, such payment would be made in the next calendar month, in which case payment shall be made on the next preceding Banking Day. Any adjustment so made shall, as appropriate, be reflected in the computation of interest, fees and other amounts due hereunder.

4.06 Place of Payment. All sums payable to the Agent by the Borrower or the Lender hereunder or under any document contemplated hereby, including but not limited to payments of principal and interest, the fees and any costs or expenses shall be payable in same day funds to the account of the Agent (account no. 001107) with American Express Bank Ltd. in New York, U.S.A., no later than 10:00 a.m. (New York time) on the due date thereof or to such other account or at such place as the Agent may by notice to the Borrower instruct.






                                        11                       Page 125 of 194

4.07 Loan Account. The Agent shall open and maintain on its books a loan account in the Borrower's name and showing the Advances, the Loan, repayments, prepayments, the computation and payment of interest and other amounts due and sums paid hereunder. Such loan account shall be conclusive and binding on the Borrower as to the amount at any time due from the Borrower, absent manifest error in computation.

Article 5.  Security.

5.01 Note. (a) As a condition precedent to the first Drawdown hereunder, the Borrower shall deliver to the Agent the Note payable to the Agent for the account of the Agent and the Lender in the principal amount equal to the Commitment duly executed by the Borrower.

         (b) The Note may be divided, replaced or consolidated at the option of the Agent, in whole or in part, at a time or times designated by the Agent.

Article 6.  Yield Protection.

6.01 Substitute Basis of Borrowing. (a) If the Agent has determined on any Interest Determination Date that Dollar deposits for periods equal to the relevant Interest Period and in an amount comparable to the Advances to be outstanding during such Interest Period are not available to prime banks in the London interbank market, or the Agent has been notified on any Interest Determination Date by the Lender that the Interbank Rate does not accurately reflect the cost to the Lender of making or maintaining the Advances during such Interest Period, then the Agent shall so notify the Borrower and the Lender.

         (b) The Agent in consultation with the Lender, promptly after the giving of such notice, shall enter into negotiations with the Borrower in good faith with a view to agreeing on an alternative mutually acceptable basis for funding the Loan and for determining the Interest Rates from time to time applicable to the Loan (hereinafter referred to as the "Substitute Basis of Borrowing"). If at the expiry of thirty (30) days from the date of the notice, the Agent, with the written concurrence of the Lender, and the Borrower have agreed on such Substitute Basis of Borrowing, then it shall be retroactive to and take effect from the beginning of the then current Interest Period.

         (c) If at the expiry of thirty (30) days from the date of any such notice, no Substitute Basis of Borrowing has been agreed upon, then
         (i) the Borrower shall prepay the Loan on the thirtieth day after the date of such notice, and (ii) interest shall be payable on the Loan at the rate which is four-fifths of one percent (0.8%) per annum above the per annum interest rate which shall be notified to the Agent by the Lender as representing the cost to the Lender of funding (whether in Dollars or any other currency) the Advances during such period.

6.02 Taxes. (a) Any and all payments made by the Borrower hereunder or under any instrument delivered hereunder shall be made free and clear of and without deduction for any present or future taxes, levies, imposts, deductions, charges, or withholdings, and all liabilities with respect thereto (excluding taxes imposed on net income of the Lender or the Agent by the jurisdiction of its incorporation and any political subdivisions thereof) (all such non-excluded taxes hereinafter referred to as "Taxes"). If the Borrower shall be required by law to make any such deduction from any payment hereunder, then (i) the sum payable shall





                                        12                       Page 126 of 194
         be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

         (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes, or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, any instrument delivered hereunder (hereinafter referred to as "Other Taxes").

         (c) The Borrower will indemnify the Agent and the Lender for the full amount of Taxes or Other Taxes (including without limitation any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section) paid by the Agent and the Lender or any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed. This indemnification shall be paid within thirty (30) days from the date the Agent or the Lender makes written demand therefor.

         (d) Within thirty (30) days after the date of any payment of Taxes the Borrower will furnish to the Agent, at its address referred to in
         Section 12.11, the original or a certified copy of a receipt evidencing payment thereof.

         (e) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in sub-sections (a) through (d) above shall survive the payment in full of principal and interest hereunder and under any instrument delivered hereunder.

         (f) If the Borrower shall be required to reimburse the Agent or the Lender or make any payment under sub-sections (a) through (e) above in respect of any Taxes or Other Taxes imposed by a law or regulation which comes into effect after the date of this Agreement, the Borrower shall be free at any time within thirty (30) days of the effectiveness of the requirement of such reimbursement or payment to prepay the Loan as provided in Section 6.05, subject to giving the Agent not less than five (5) Banking Days' prior notice thereof.

6.03 Compliance Costs. (a) The cost of maintaining any reserves or special deposits against the Advances and any other cost of complying with any law, regulation or condition with respect to the Advances or relating in any way to funding or renewing the Advances, including without limitation any reserve or special deposit requirement, any restraint, guideline or policy not having the force of law with which the Lender may comply, shall be reimbursed by the Borrower to the Agent on behalf of the Lender who shall furnish the Agent with a statement of the nature and amount of such cost for delivery to the Borrower. For purposes of this sub-section 6.03(a), the term, "Lender," shall be deemed to include the head office of the Lender as well as any other branch of such head office.





                                        13                       Page 127 of 194

         (b) If the Borrower shall be required to reimburse the Lender under sub-section 6.03(a) in respect of any law or regulation which comes into effect after the date of this Agreement, the Borrower shall be free at any time within thirty (30) days of the effectiveness of the requirement of such payment to prepay, without penalty, the Advances as provided in Section 6.05(?), subject to giving the Agent not less than five (5) Banking Days prior notice thereof.

6.04 Change of Law. Notwithstanding any other provision herein, in the event that any change in any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof shall make it unlawful for the Lender to (i) honor the Commitment or
         (ii) maintain the Advances, then the Commitment shall terminate and the Borrower shall forthwith, or within such longer period as may be allowed by such law, rule, regulation or interpretation, prepay, without penalty, the Loan as provided in Section 6.05. Upon the concurrence of any such change terminating the Commitment or making it unlawful for the Lender to maintain the Loan as aforesaid, the Lender shall promptly notify the Agent thereof and shall furnish the Agent evidence certified by the Lender as to such change for delivery to the Borrower.

6.05 Adversity Prepayment. (a) If the Borrower shall exercise its right to prepay the Loan pursuant to Section 6.02 or 6.03, or if the Borrower shall be required to prepay the Loan pursuant to Section 6.01 or 6.04, the Borrower shall pay such amounts, together with interest accrued thereon to the date of prepayment (computed on the Substitute Basis of Borrowing, if applicable, for the time it is in effect) together with such additional amounts as may be necessary to compensate the Lender for any costs or losses resulting from such prepayment. Any such prepayment shall not relieve the Borrower from paying all other amounts payable under Section 6.01, 6.02, 6.03 or 6.04.

         (b) In the event that the Commitment has not yet been advanced and the Borrower prepays all or a portion of the Loan then outstanding in accordance with the provisions of Section 6.01, 6.02, 6.03 or 6.04, the Commitment shall be cancelled.

6.06 Funding Costs. For purposes of Sections 2.02, 3.03, 6.05 and 10.02 the costs and losses of the Lender shall include, but shall not be limited to, any loss arising from the re-employment of funds at rates lower than the cost to the Lender of such funds and any related costs. The Lender shall certify such costs and losses (including a reasonable description thereof) to the Agent and the Agent shall notify the Borrower of the amount thereof for the Lender.

6.07 Dollar Transaction. This is an international loan transaction in which the specification of Dollars is of the essence, and Dollars shall be the currency of account and of payment in all events. The payment obligation hereunder shall not be discharged by an amount paid in another currency whether pursuant to a judgment or otherwise, to the extent that the amount so paid on prompt conversion to Dollars under normal banking procedures does not yield the amount of Dollars due hereunder. In the event that any payment, whether pursuant to a judgment or otherwise, upon such conversion and transfer does not result in payment of such amount of Dollars, the Agent and the Lender shall be entitled to demand immediate payment of, and shall have a separate cause of action for, the Dollar deficiency in respect of payments due.





                                        14                       Page 128 of 194

Article 7.  Borrower's Represeentations and Warranties.

The Borrower represents and warrants to the Agent and the Lender as follows:

7.01 Incorporation. The Borrower is a corporation duly organized and validly existing under the laws of Korea, has its registered head office at the address set forth above, has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement, the Letter Agreements, the Note and all other documents executed pursuant hereto, to perform the terms and conditions hereof and thereof and to own its properties and carry on its business as it is presently being conducted and is qualified to do business and is in good standing in each jurisdiction in which it is required to do so.

7.02 Restrictions. There is no constitutional provision, treaty, convention, statute, law, regulation, decree or similar authority and no provision of the Borrower's Articles of Incorporation and no provision of any existing contract, agreement or instrument binding on the Borrower or affecting its properties which has been or would be contravened by the execution and delivery of this Agreement, the Letter Agreements, the Note or any other document or instrument to be delivered by the Borrower hereunder or by the performance or observance by the Borrower of any of the terms hereof and thereof.

7.03 Authorizations. All authorizations, approvals, consents and licenses from all legislative bodies of government, ministries, agencies, exchange control authorities or other authorities of Korea or the United States of America or any state thereof, as relevant, in order for the Borrower (i) to incur the obligations provided for in this Agreement, the Letter Agreements and the Note, (ii) to execute and deliver this Agreement, the Letter Agreements, the Note and all other documents and instruments to be delivered by the Borrower hereunder,
         (iii) to perform and observe the terms and provisions hereof and thereof, (iv) to make all payments hereunder and thereunder in Dollars and (v) to invest in Maxtor Corporation have been or, by the date of the first Drawdown, are or will have been duly obtained and are or will by such date be in full force and effect.

7.04 Legal Actions. No registration, recording or filing is required as a condition to the legality, validity or enforceability of this Agreement, the Letter Agreements, the Note or any other documents to be executed and delivered pursuant to the terms of this Agreement.

7.05 Agreement Binding. This Agreement, the Note and the Letter Agreements constitute (or will when executed and delivered (in the case of the Note, for value) constitute) the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms. The indebtedness and other obligations incurred and to be incurred by the Borrower under this Agreement, the Letter Agreements and the Note rank at least pari passu in priority of payment and in all other respects with all other unsecured indebtedness and obligations of the Borrower except as separately disclosed to the Agent in writing.

7.06 Other Obligations. The Borrower is not in default under any agreement to which it is a party or by which it may be bound, a default in respect of which might have a material adverse effect on the Borrower or its operations, properties or financial condition.





                                        15                       Page 129 of 194

7.07 Litigation. No litigation, administrative proceeding or arbitration is presently pending nor, to the best knowledge of the Borrower, threatened against it, or any of its properties, which, in any one case or in the aggregate, might have a material adverse effect on the Borrower s operations, properties or financial condition or which would, if successfully prosecuted, prevent the investment by the Borrower in Maxtor Corporation and there is no competing offer by any party to purchase or otherwise acquire any shares in Maxtor Corporation.

7.08 Compliance with Law. The Borrower is in compliance with all applicable laws of Korea including without limitation the tax laws thereof.

7.09 Accuracy of Information. All information relating to the Borrower heretofore delivered to the Agent or the Lender in connection with this Agreement is complete and correct in all material respects.

7.10 Financial Condition. The balance sheet of the Borrower as of December 31, 1992, together with statements of income and expense and changes in financial position for the fiscal year then ended, certified by the chief financial officer of the Borrower, heretofore delivered to the Agent, fairly present the financial condition of the Borrower and the results of its operations and transactions, and have been prepared in accordance with generally accepted accounting principles consistently applied by the Borrower throughout the periods involved. There are no liabilities, direct or indirect, fixed or contingent, of the Borrower as of the dates of such baoance sheets which are not reflected therein or in the notes thereto.

7.11 Taxes. The Borrower has filed or caused to be filed all tax returns which to the knowledge of the Borrower are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessment made against it or any of its property and all other taxes, assessments, fees, liabilities or other charges imposed on it or any of its property by any governmental authority, except for any taxes, assessments, fees, liabilities or other charges which are being contested in good faith and for which reserves which are adequate under generally accepted accounting principles have been established.

7.12 Title to Properties; Possession Under Leases. The Borrower has good and marketable title to, or valid leasehold interests in, all properties and assets reflected on the balance sheet of the Borrower as of December 31, 1992, referred to in Section 7.10, except for such immaterial properties and assets as have been disposed of in the ordinary course of business and except for minor defects in title that do not interfere with the ability of the Borrower to conduct its business as now conducted.

Article 8.  Covenants.

8.01 Financial Statements. Throughout the life of this Agreement, the Borrower shall provide the Agent (in sufficient copies for the Agent and the Lender) with copies of its unaudited financial statements for the first half of each fiscal year (if available) and its audited financial statements (consolidated, if available) for each fiscal year as they are available but in any event not later than ninety (90) days after the close of the first six month period of each fiscal period covered by an unaudited financial statement and not later than one hundred twenty (120) days after the close of each fiscal period covered by an audited financial statement





                                        16                       Page 130 of 194

         (consolidated, if available), and such other information respecting the financial condition and operations of the Borrower as the Agent or the Lender may from time to time reasonably request. Each financial statement provided hereunder shall have been prepared in accordance with generally accepted accounting principles consistently applied in Korea and be accompanied by a certificate executed by a duly authorized officer of the Borrower stating (i) that as of the date of such financial statement the Borrower is in full compliance with all terms and conditions hereof, including without limitation all financial covenants, and of any document executed pursuant hereto and
         (ii) that as of such date no Event of Default and no event which, with the giving of notice or the passage of time or both, would constitute an Event of Default has occurred and is continuing.

8.02 Rights; Compliance with Law. The Borrower shall preserve and maintain its existence under applicable law and all of its rights, privileges and franchises, not materially alter the nature of its business, comply with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, and shall pay and discharge all applicable taxes, assessments and governmental charges upon it or upon its properties, promptly when due and, in any event, prior to the date on which penalties may become attached thereto.

8.03 Representations & Warranties. The Borrower shall ensure that the representations and warranties contained in this Agreement remain at all times true and accurate.

8.04 Litigation. The Borrower shall promptly give notice to the Agent of any litigation and of any proceedings by or before any governmental agency and of all disputes concerning the Borrower, or any of its assets, any of which, in any one case or in the aggregate, might have a material adverse effect on the operations or financial condition of the Borrower.

8.05 Inspection. Upon request of the Agent, the Borrower shall give any representative of the Agent access, during normal business hours, to, and permit the Agent to visit and inspect any of the properties of the Borrower and to examine or make extracts from, such of its books, records and documents as may be pertinent to the ability of the Borrower to perform hereunder or under the documents executed pursuant hereto.

8.06 Notice. As soon as possible but in any event within ten (10) days after occurrence, the Borrower shall give written notice to the Agent of any Event of Default or any event which, with the giving of notice or passage of time or both, would become an Event of Default and of any other matter which has resulted or might result in a material adverse change in the Borrower's operations or financial condition (each such notice setting forth the nature of such event and the steps being taken by the Borrower to remedy such event).

8.07 Merger; Disposition of Assets. The Borrower shall not, without a prior written consent of the Lender, reorganize or consolidate with or merge into any other Person, nor dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its property, whether now owned or hereafter acquired.

8.08 Authorizations. The Borrower shall promptly obtain all foreign exchange control authorizations, if any, and all such other governmental approvals and filings as shall now or





                                        17                       Page 131 of 194
         hereafter be necessary under applicable laws and regulations for the Borrower to make and perform this Agreement and to borrow hereunder and promptly to furnish copies thereof to the Lender, and promptly to execute, acknowledge, deliver, file, notarize and register at its own expense all such additional agreements, instruments and documents, and perform such other acts, as the Lender deems desirable to effectuate the purposes of this Agreement.

8.09 Further Documents. The Borrower shall execute all such other documents and instruments and do all such other acts and things as the Agent or the Lender may reasonably require to carry out the transactions contemplated herein or in the documents required to be delivered hereunder.

Article 9.  Conditions Precedent.

9.01 Initial Drawdown. The obligation of the Lender to make available its Advance in respect of the initial Drawdown is subject to fulfillment, as determined solely by the Agent and its counsel, of the following conditions precedent on the date of the initial Drawdown:

         (a) Authorizations. The Agent shall have received in form and substance satisfactory to it and to its counsel:

         (i) The Articles of Incorporation of and the Commercial Registry extracts regarding the Borrower;

         (ii)    The most recent financial statements of the Borrower;

         (iii) A duly authenticated copy of the minutes of the Board of Directors' meeting of the Borrower at which resolutions were adopted authorizing the execution, delivery and performance of this Agreement, the Letter Agreements, the Note and all other agreements and documents to be executed pursuant hereto, including the incurring of the debt obligations hereunder and thereunder upon the terms hereof and thereof and authorizing the person(s) who signed, or will sign, this Agreement, the Letter Agreements, the Note and all other documents to be executed pursuant hereto on the Borrower's behalf to do so, and any power of attorney executed in connection therewith;

         (iv) A certificate as to the specimen signature(s) of the person(s) authorized to execute this Agreement, the Note and all other documents to be provided hereunder on the Borrower's behalf;

         (v) The seal certificates of the representative directors of the Borrower and the certificates as to the seal impressions of the directors affixed on the minutes of the Board of Directors' meeting referred to in item (iii) above;

         (b) Government Authorizations. The Agent shall have received, in form and substance satisfactory to the Agent and its counsel, certified copies and true and correct English-language translations of each approval of any government authority of Korea or of the United States of America or any state thereof, as relevant, necessary or advisable in connection with the execution, delivery and performance of this Agreement, the Note and any other document or instrument required hereunder or thereunder and for the Borrower's





                                        18                       Page 132 of 194
         investment in Maxtor Corporation, including, without limitation, (i) the foreign exchange approval of the Borrower's designated Class A foreign exchange trading bank in Korea required for the execution of this Agreement and (ii) the approval of the Bank of Korea for the overseas investment by the Borrower.

         (c) Note. The Agent shall have received the executed Note as required by Section 5.01 of this Agreement.

         (d) Opinions. The Agent shall have received (i) the opinion of Milbank, Tweed, Hadley & McCloy, the special New York counsel to the Agent and the Lender and (ii) the opinion of Messrs. Kim & Chang, special Korean counsel to the Agent and the Lender, each in form and substance satisfactory to the Agent.

         (e) Appointment of Process Agents. The Agent shall have received written confirmation from the agents for service of process appointed by the Borrower pursuant to Section 12.08 of this Agreement irrevocably accepting such appointment.

         (f) Notice of Drawdown. The Agent shall have received the timely written notice of the Borrower as specified in Section 2.02(b), substantially in the form of Exhibit B attached hereto.

         (g) Drawdown Certificate. The Agent shall have received on or prior to the date of Drawdown a certificate of the Borrower, dated the date of the initial Drawdown, substantially in the form of Exhibit C attached hereto.

         (h) Other Documents. The Agent shall have received such other approvals, opinions and documents as it may reasonably request.

9.02 Subsequent Drawdowns. The obligation of the Lender to make available its Advance in respect of each Drawdown after the initial Drawdown is subject to the fulfillment, as determined solely by the Agent and its counsel, of the following conditions precedent on the date of such
         Drawdown:

         (a) All documents and instruments delivered to the Agent pursuant to Section 9.01 shall continue to be in full force and effect; and

         (b) The Agent shall have received (i) the notice of Drawdown as specified in Section 2.02, (ii) a Drawdown certificate, dated the date of such Drawdown, substantially in the form of Exhibit C hereto, and (iii) such other documents as the Agent or the Lender may reasonably request.

9.03 Other Conditions Precedent. The obligations of the Lender to make its Advances in respect of each Drawdown are also subject to the condition precedent that no Event of Default and no event which, with the passage of time or the giving of notice or both, would become an Event of Default shall have occurred and be continuing, and the representations and warranties made herein shall have remained and then be true and correct as if also made on the date of such Drawdown and all legal matters in connection with this Agreement shall be satisfactory to the Agent and its counsel.





                                        19                       Page 133 of 194

Article 10.  Events of Default.

10.01 Event of Default. Each of the following events and occurrences shall constitute an Event of Default under this Agreement:

         (a) the Borrower fails to make payment in full of any amount which it is obliged to pay under this Agreement, the Letter Agreements and/or the Note on the date when such amount is due and payable;

         (b) any representation or warranty made or deemed restated by the Borrower in this Agreement or the Letter Agreements shall be shown to have been incorrect or misleading in any material respect as of its date, or any certificate or opinion furnished by the Borrower under this Agreement proves to have been false or misleading as of its date in any material respect;

         (c) the Borrower fails to perform or violates any other provision of this Agreement or the Letter Agreements, and such failure or violation is not remediable or, if remediable, continues unremedied for a period of ten (10) calendar days from the date the Lender transmits notice to the Borrower with respect thereto;

         (d) any governmental registration or approval granted or required in connection with this Agreement, the Letter Agreements or the Note or for the Borrower's investment in Maxtor Corporation is not obtained, expires or is terminated, revoked, withdrawn or withheld, or is modified or amended in any manner prejudicing the interests of the Lender hereunder;

         (e) it becomes unlawful for the Borrower to perform any obligation hereunder, under the Letter Agreements or under the Note or for the investment in Maxtor Corporation to be consummated;

         (f) the Borrower shall fail to pay any money due under any other agreement (whether or not written) or document evidencing, securing, guaranteeing or otherwise relating to indebtedness or monetary obligations of the Borrower or there occurs any other event of default or other event which, with the giving of notice or the passage of time, or both, would constitute a default or an event of default under any such agreement or document and the effect of which is to accelerate or to permit acceleration of the maturity of such indebtedness or obligation;

         (g) any judgment or decree for money damages or for a fine or penalty in excess of One Million Dollars (US$1,000,000) or its equivalent in any other currency is entered against the Borrower and is not paid, discharged or fully bonded within thirty (30) days;

         (h) the whole or a substantial part of the business or assets of the Borrower shall, without the prior written consent of the Agent, be confiscated for any reason or sold, transferred or otherwise disposed of;

         (i) the Borrower shall, without the prior written consent of the Agent (which consent shall not unreasonably be withheld), voluntarily or involuntarily merge or consolidate with any other entity;





                                        20                  Page 134 of 194

         (j) Korea or any competent authority thereof declares any moratorium on the payment of its indebtedness or the indebtedness of any governmental agency or authority thereof or by juridical entities domiciled or resident in Korea or Korea ceases to be a member in good standing of the International Monetary Fund and the International Bank for Reconstruction and Development; the international monetary reserves of Korea become subject to any mortgage, lien, security interest, pledge, charge, or other encumbrance or preferred arrangement; or Korea segregates all or a portion of its foreign exchange assets or earnings for the benefit of any creditor or class of creditors;

         (k) the Borrower becomes insolvent or unable to pay its debts when due or the Borrower commits or permits any act of bankruptcy, which term shall include (i) filing a petition in any bankruptcy, reorganization, compulsory composition, winding-up or liquidation proceeding or other proceeding analogous in purpose or effect, (ii) failing to have any such petition filed by any other party discharged within thirty (30) days, (iii) application for or consent to the appointment of a receiver or trustee for the bankruptcy, reorganization, compulsory composition, winding-up or liquidation of the Borrower, (iv) making an assignment for the benefit of creditors,
         (v) the admission in writing by the Borrower of its inability to pay its debts, (vi) the entry of any court order or judgment confirming the bankruptcy or insolvency of the Borrower or approving any reorganization, compulsory composition, winding-up or liquidation of the Borrower or a substantial portion of its respective assets or
         (vii) any meeting of the Borrower is convened or any other preparatory steps are taken for the purposes of considering an application for an administration order in relation to the Borrower or such an administration order is made by a court; or

         (l) any circumstances occur which in the opinion of the Agent provide reasonable grounds for belief that the Borrower may not (or may not be able to) perform its obligations hereunder, under the Letter Agreements or under the Note.

10.02 Consequences of Default. (a) Upon the happening of any of the foregoing Events of Default and at the option of the Lender, (i) the obligation of the Agent and/or the Lender to permit Drawdowns shall immediately cease; (ii) the Agent may and, upon the written instruction of the Lender, shall declare, by notice to the Borrower, the principal of and accrued interest on the Loan and all other amounts then owed by the Borrower to the Agent and the Lender immediately due and payable;provided, that upon the happening of any event specified in Section 10.01(k), the principal of and accrued interest in the Loan and all other amounts then owed by the Borrower to the Agent and the Lender shall become immediately due and payable and the obligations of the Agent and/or the Lender to permit Drawdowns shall immediately cease without any notice to the Borrower; (iii) the Agent may take any other action, exercise any other right or pursue any other remedy conferred upon the Agent and/or the Lender by this Agreement or the Note or by any applicable law or regulation or otherwise as a consequence of such Event of Default.

         (b) The Borrower shall also pay to the Lender on demand such additional amounts as may be necessary to compensate the Lender for any costs or losses resulting from such Event of Default. No waiver of any Event of Default shall constitute a waiver of any other or any succeeding Event of Default except to the extent provided in such waiver.





                                        21                  Page 135 of 194

Article 11.  Agent and Lender.

11.01 Appointment. The Lender hereby appoints the Agent to act as its agent as herein specified and irrevocably authorizes the Agent to take such action on its behalf under the provisions of this Agreement and any other agreements and instruments referred to herein and to exercise such powers hereunder and thereunder as are specifically delegated to the Agent and such powers as are reasonably incidental thereto. In performing its functions and duties hereunder the Agent does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Borrower.

11.02 Decision of Lender. The Agent shall to the extent practicable under the circumstances consult with the Lender prior to taking action on behalf of the Lender under this Agreement. The Agent shall not take any action contrary to the written direction of the Lender and shall take any lawful action in accordance with the provisions of this Agreement prescribed in a written direction of the Lender. The Agent may decline to take any action except upon the written direction of the Lender and the Agent may obtain a ratification by the Lender of any action taken by it under this Agreement. In each case the Agent shall have no liability to the Borrower or the Lender for any action taken by it upon the direction of the Lender or if ratified by the Lender, nor shall the Agent have any liability for any failure to act (except as contemplated in Section 11.07) unless the Agent has been instructed to act by the Lender. Notwithstanding anything herein to the contrary, the Agent need not take any action on behalf of the Lender unless and until it is indemnified to its satisfaction for any and all consequences of such action.

11.03 Reimbursement for Expenses. The Lender agrees to reimburse the Agent for its own account for all expenses incurred by the Agent for which the Agent is entitled to reimbursement from the Borrower pursuant to
         Section 3.07, in the event the Borrower fails to make such reimbursement.

11.04 Liability and Credit Appraisal. Neither the Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted by it or them hereunder, or in connection herewith, except for its or their gross negligence or willful misconduct. The Agent shall not be responsible for any recitals, statements, representations or warranties herein or in any information supplied by or on behalf of the Borrower or for the execution, effectiveness, genuineness, validity or enforceability of the Loan, this Agreement, the Letter Agreements, the Note or any other document executed in connection herewith, or be required (except upon the written direction of the Lender) to make any inquiry concerning the performance or observance by the Borrower of any of the terms, provisions or conditions of this Agreement. The Lender represents and warrants to the Agent that it has made an independent credit investigation and appraisal of the Borrower on the basis of such documents and information as it has deemed appropriate and that it has entered into this Agreement on the basis of such independent appraisal, and the Lender represents and warrants that it shall continue to make its own credit appraisal. The Lender agrees to indemnify and hold the Agent harmless from and against any and all liabilities, damages, penalties, judgments, suits, expenses and other costs of any kind or nature whatsoever imposed on, incurred by or asserted against the Agent in respect of their obligations hereunder, except for its gross negligence or willful misconduct.





                                        22                  Page 136 of 194

11.05 Reliance by Agent. The Agent shall be entitled to rely upon any communication or document believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and to act upon the advice of legal counsel and other experts selected by it concerning all matters pertaining to this Agreement and its duties hereunder, and shall not be liable to any of the other parties hereto for any of the consequences of such reliance. The Agent may rely for the purposes of the giving of notice or the disbursement of funds on the name and address of the Lender contained herein or as notified to the Agent pursuant to Section 12.11.

11.06 Agent; Other Banking. The Agent and its affiliates may, without liability to account, engage in any kind of banking, trust or other business with the Borrower as if it were not the Agent or affiliate. In addition, the Agent and each of its affiliates shall be entitled to receive from the Borrower its portion of any fee in connection with this transaction without any liability to account therefor to the Lender except as the Agent and its affiliates may have expressly agreed.

11.07 Payments, Notices and Determinations by the Agent. (a) The Agent shall distribute to the Lender in like funds upon receipt the Lender's share of all amounts of principal and interest, and to the Lender its share of all fees and all other amounts received by the Agent from the Borrower hereunder on behalf of the Lender. If at any time the Agent makes available to the Lender amounts due from the Borrower hereunder, which the Borrower has failed to make available to the Agent, the Lender shall on request forthwith refund such amounts to the Agent together with interest thereon at the rate which is notified by the Agent to the Lender as representing the cost to the Agent of funding (whether in Dollars or any other currency) such amounts.

         (b) The Agent shall promptly notify the Lender of all notices served by the Borrower. Determinations of Interest Rates, Interest Periods, Interest Determination Dates, funding costs and amounts of interest, default interest and other sums due hereunder contained in notices from the Agent shall be conclusive and binding on the Borrower and the Lender, absent manifest error in computation or transmission.

11.08 Successor Agent. Subject to the appointment and acceptance of a successor agent as provided below, the Agent may resign at any time by giving written notice thereof to the Lender and the Borrower, and the Agent may be removed at any time with or without cause by the Lender. Upon any such resignation or removal, the Lender shall have the right to appoint a successor agent. If no successor agent shall have been so appointed by the Lender and shall have accepted such appointment within thirty (30) days after the retiring Agent's giving of notice of resignation or the Lender's removal of the retiring Agent, then the retiring Agent may, on behalf of the Lender, appoint a successor agent, which shall be a bank which has an office in Hong Kong or in Seoul, Korea. Upon the acceptance of any appointment as Agent hereunder by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation or removal hereunder as Agent, the provisions of this Article 11 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent hereunder. Notwithstanding the above, if all the parties





                                        23                       Page 137 of 194
         hereto agree in writing, the Agent may assign all of its rights and obligations hereunder without having to comply with the above provisions of this Section 11.08.

Article 12.  Miscellaneous.

12.01 Term. The term of this Agreement shall commence on the date first set forth above and shall end on the Repayment Date hereunder or, if later, upon payment in full of all principal, interest and other sums payable by the Borrower hereunder or under the Note. The representations and warranties of the Borrower set forth herein shall survive the making of the Loan and the indemnities of the Borrower contained herein shall survive repayment of the Loan.

12.02 Entire Agreement. This Agreement and the documents referred to herein constitute the entire obligation of the parties hereto with respect to the subject matter hereof and shall supersede any prior expressions of intent or understandings with respect to this transaction. Any amendment hereto shall be in writing, signed by or on behalf of the parties hereto.

12.03 Waiver; Cumulative Rights. The failure or delay of the Agent or the Lender to require performance by the Borrower of any provision of this Agreement shall not affect its right to require performance of such provision unless and until such performance has been waived in writing by the Agent in accordance with the terms hereof. Each and every right granted to the Agent or the Lender hereunder or under any other document or instrument delivered hereunder or in connection herewith, or allowed to it at law shall be cumulative and may be exercised in part or in whole from time to time.

12.04 Assignment. (a) This Agreement shall be binding upon and shall be enforceable by the Borrower, the Agent and the Lender and their respective heirs, successors and assigns, except that the Borrower shall have no right to assign or transfer its rights or obligations hereunder. An assignment by the Lender of all or a part of its rights and obligations hereunder may be made by giving to the Agent and the Borrower a notice of assignment, or by giving to the Agent a transfer certificate substantially in the form of Exhibit D hereto. Upon any transfer, assignment or subparticipation by the Lender, the transferee, assignee or subparticipant shall be entitled, to the extent of the interest transferred, to the benefit of the indemnities, tax reimbursements and rights of set-off of a Lender pursuant to the provisions of this Agreement as fully as if a party hereto. The acts of the Lender or the failure of the Lender to act hereunder shall in all circumstances be conclusive and binding on any transferee, assignee or subparticipant of the Lender's interest hereunder.

         (b) The Agent or the Lender may disclose to any potential assignee, transferee or sub-participant of all or any part of its rights or obligations under this Agreement or to any Person who may otherwise enter into contractual relations with the Agent or the Lender in relation to this Agreement, such information about the Borrower and/or its related entities as the Agent or the Lender thinks fit.

12.05 Indemnification. The Borrower agrees to indemnify and hold harmless the Agent and the Lender from and against any and all losses, claims, damages and liabilities caused by any





                                        24                       Page 138 of 194
         untrue or misleading statements made to the Agent or the Lender or caused by any omission of a material fact necessary to make the statements so made not misleading.

12.06 Governing Law. This Agreement and the Note shall be governed by and construed in accordance with the laws of the State of New York.

12.07 Waiver of Sovereign Immunity. The Borrower represents and warrants that this Agreement, the Letter Agreements and the Note are commercial rather than public or governmental acts and that the Borrower is not entitled to claim immunity from legal proceedings with respect to itself or any of its property on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement, the Letter Agreements and the Note. To the extent that the Borrower or any of its properties has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on the grounds of sovereignty or otherwise, the Borrower hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement and the Note.

12.08 Jurisdiction. (a) The Borrower irrevocably consents that any legal action or proceeding against it or any of its property with respect to this Agreement, the Letter Agreements and the Note may be brought in any court of the State of New York or any Federal court of the United States of America located in the City and State of New York, United States of America, or in any court located in Seoul, Korea, as the Agent or the Lender may elect, and by execution and delivery of this Agreement the Borrower hereby irrevocably submits to and accepts with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Borrower hereby irrevocably designates, appoints and empowers the Representative Office of the Lender currently at 300 Sylvan Ave., Englewood Cliffs, N.J. 07632, U.S.A. for the time being as its agent to receive for and on its behalf service of process in the State of New York in any legal action or proceeding with respect to this Agreement and the Note. It is understood that a copy of any such process served on such agent shall be promptly forwarded by registered airmail by the person commencing such proceeding to the Borrower at its address set forth in Section 12.11, but the failure of the Borrower to receive such copy shall not affect in any way the service of process as aforesaid. The Borrower further irrevocably consents to service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified airmail, postage prepaid, to the Borrower at its address set forth in Section 12.11. Nothing herein shall affect the right of the Agent to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Borrower in any other jurisdiction. The Borrower further agrees that, to the extent permitted by law, final judgment against it in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the State of New York by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its indebtedness.

         (b) The Borrower hereby waives any right it may have under the laws of any jurisdiction to commence by publication any legal action or proceeding with respect to this Agreement or any document or agreement executed pursuant hereto. The Borrower hereby irrevocably





                                        25                       Page 139 of 194
         waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to any suit, action or proceeding arising out of or relating to this Agreement, the Letter Agreements and the Note being brought in the State of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in a court in the State of New York has been brought in an inconvenient forum.

12.09 Waiver of Jury Trial. EACH OF THE BORROWER, THE AGENT AND THE LENDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.10 Set-Offs. To the extent permitted by law, the Lender shall have the right to apply amounts on deposit or account with the Lender, at its head office or at any branch, subsidiary or affiliate of its head office in reduction of amounts past due hereunder and under the Note.

12.11 Notices. Any communication, demand or notice to be given hereunder shall be given in writing by hand or sent by mail, facsimile transmission or telex as follows:

         To the Borrower:                  HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                           140-2, Kye-dong
                                           Chongro-ku, Seoul
                                           Korea

                                           Attention:  Finance Department
                                           FACSIMILE:       (822) 746-4662
                                           TELEPHONE:       (822) 746-4555
                                           TELEX:           K28361 HDYARD

         To the Agent
         and Lender:                       AMERICAN EXPRESS BANK LTD.
                                           Singapore Branch
                                           16 Collyer Quay
                                           Raffles Place
                                           Singapore 0104

                                           Attention:       Mr. Barat Parshar
                                                            Senior Director

                                           FACSIMILE:       (65) 534-3022
                                           TELEPHONE:       (65) 538-4833
                                           TELEX:           RS 21172

         or to each party, at such other address or number as such party may designate by notice in writing to the other party. Notices delivered by hand shall be deemed received upon delivery; notices sent by postage prepaid registered airmail shall be deemed received seven (7) days after sending and notice sent by facsimile or telex shall be deemed received at





                                        26                       Page 140 of 194
         the time of the dispatch thereof, answerback received or appropriate evidence of receipt confirmed.

         All notices, demands, requests, statements or other communications to be made or given by the Borrower hereunder shall be in the English language. Any documents required to be delivered pursuant to this Agreement which are not in the English language must be accompanied by a certified English language translation thereof and in the event of any conflict between the original of the document and the English language translation thereof, the English language translation shall prevail.

12.12 Severability. If any one or more of the provisions contained in this Agreement or any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

12.13 Counterparts. This Agreement may be signed in any number of counterparts. Any single counterpart or a set of counterparts signed, in either case, by all the parties hereto shall constitute a full and original agreement for all purposes.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized signatories as of the day and year first written above.

        BORROWER:             HYUNDAI HEAVY INDUSTRIES CO., LTD.

                              By             /s/  Yeong Ki Lee
                                 --------------------------------------
                                 Name:   YEONG KI LEE
                                 Title:

        AGENT:                AMERICAN EXPRESS BANK LTD.

                              By               /s/  S.D. Lee
                                 --------------------------------------
                                 Name:   S.D. LEE
                                 Title:  Senior Director

        LENDER:               AMERICAN EXPRESS BANK LTD.

                              By               /s/ S.D. Lee
                                 --------------------------------------
                                 Name:    S.D. LEE
                                 Title:   Senior Director





                                        27                   Page 141 of 194

                                                                       Exhibit A

                                      NOTE

                       Date:  (Date of Initial Drawdown)

Amount:  US$37,499,000

FOR VALUE RECEIVED, Hyundai Heavy Industries Co., Ltd., a corporation organized and existing under the laws of the Republic of Korea (the "Borrower"), unconditionally promises to pay to the order of American Express Bank Ltd. as the agent of the Lender (including its successors or assigns, the "Agent") under the Agreement referred to below to the account of the Agent in favor of
the Lender with [                        ] at [                        ] New
York, New York, U.S.A. (account number            ) the principal sum of up to
Thirty-Seven Million Four Hundred Ninety Nine Thousand United States Dollars (US$37,499,000) or such lesser amount as may be advanced by the Lender and
endorsed below on [              ], 1999, pursuant to the terms of a loan
agreement dated as of __________, 1994 among the Borrower, the lender named therein, and American Express Bank Ltd. as Agent (the "Agreement"), to which reference is hereby made and which is incorporated herein by reference. Terms not defined herein have the meanings set forth in the Agreement.

The Borrower further promises to pay interest on the unpaid balance hereof from the date hereof until paid in full at the rates and in the manner and calculated in accordance with the provisions of the Agreement.

The principal of and interest on this Note shall be payable in lawful money of the United States of America (same day funds or such other Dollar funds as may be determined by the Lender to be customary for the settlement of international banking transactions).

In case an Event of Default as defined in the Agreement shall occur, the principal of and accrued interest on this Note may be declared or become due and payable in the manner and with the effect provided in the Agreement, presentment, demand, protest or notice of any kind being expressly waived by the Borrower.

The Borrower hereby authorizes and empowers the Agent to acknowledge on its behalf by endorsement below the receipt by the Borrower of each Drawdown.





                                        28                  Page 142 of 194

This Note shall be governed by and construed in accordance with the laws of the State of New York.

                                        HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                            By  ________________________________
                                                Name:
                                                Title:


======================================================================================
                                                  Principal of       Acknowledgment of
Date of Drawdown         Amount of Drawdown       Note to Date            Borrower
- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------

======================================================================================





                                        29                  Page 143 of 194

                                                                       Exhibit B
                          (Letterhead of the Borrower)
                                                                       Date:

To:      American Express Bank Ltd.
         16 Collyer Quay
         Raffles Place
         Singapore 0104

         as Agent for the Lender named in
         the Agreement referred to below


                               Notice of Drawdown

Gentlemen:

         Hyundai Heavy Industries Co., Ltd. (the "Borrower") hereby gives notice, in accordance with Section 2.02 of the loan agreement dated as of ___________________, 1994 (the "Agreements"), of the Borrower's intent to draw down thereunder and requests that a Drawdown be made on _________________, 1994 in the amount of __________________________ Dollars. All sums advanced to the Borrower shall be transferred to account no._________________ at ______________ ________________________________________________________ standing in the name of
___________________________________________.

         The Borrower hereby certifies to you that as of the date of this notice no Event of Default, and no event which with the giving of notice or the passing of time, or both, would constitute an Event of Default, has occurred, that the representations and warranties contained in the Agreement remain true and correct as of the date of this notice, and that all applicable conditions precedent specified in Sections *(9.01) (9.02) and 9.03 of the Agreement have been satisfied.

         The terms used herein have the meanings ascribed to them in the Agreement.

                                        Hyundai Heavy Industries Co., Ltd.

                                         By  ___________________________________
                                             Name:
                                             Title:
*  delete as appropriate





                                        30                       Page 144 of 194

                                                                       Exhibit C

                          (Letterhead of the Borrower)
                                                                       Date:

         American Express Bank Ltd.
         16 Collyer Quay
         Raffles Place
         Singapore 0104

         as Agent for the Lender named in
         the Agreement referred to below


                              Drawdown Certificate

Gentlemen:

Hyundai Heavy Industries Co., Ltd. (the "Borrower") does hereby certify that:

1. as of the date hereof no event has occurred which constitutes or which with the giving of notice or the passing of time, or both, would constitute, an Event of Default under the loan agreement (the "Agreement") dated as of _______________, 1994 among the Borrower, the Lender, and American Express Bank Ltd. as Agent;

2. all the representations and warranties of the Borrower contained in the Agreement remain true and correct as of the date hereof;

3. all of the covenants of the Borrower set forth in the Agreement have been fully met and performed as of the date hereof; and

4. all of the conditions precedent for this Drawdown required under the Agreement have been met as of the date hereof and all documents heretofore delivered as conditions precedent continue in full force and effect.

    IN WITNESS WHEREOF, Hyundai Heavy Industries Co., Ltd. has executed this certificate this _______ day of _____________________, 1994.


                                        Hyundai Heavy Industries Co., Ltd.

                                          By  ________________________________
                                              Name:
                                              Title:





                                        31                       Page 145 of 194

                                                                       Exhibit D

To:   American Express Bank Ltd.
      16 Collyer Quay
      Raffles Place
      Singapore 0104

                              TRANSFER CERTIFICATE

relating to the Loan Agreement (the "Loan Agreement") dated [          ], 1994
whereby a loan facility of US$37,499,000 was made available to Hyundai Heavy Industries Co., Ltd. (the "Borrower") by American Express Bank Ltd. on whose behalf you (the "Agent") act as agent in connection therewith.

1.    [Transferor Lender] (the "Lender") confirms the accuracy of the summary of its participation in the Loan Agreement set out in the Schedule below and requests [Transferee] (the "Transferee") to accept and procure the
transfer to the Transferee of [     ]% of such participation in the principal
amount of US$[              ] by countersigning and delivering this Transfer
Certificate to the Agent at its address for the service of notices specified in the Loan Agreement.

2. The Transferee hereby requests the Agent to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purpose of
Section 12.04 of the Loan Agreement so as to take effect in accordance with the terms thereof on [date of transfer] [or, if later, the day falling 3 Banking Days after that on which the Agent receives this Transfer Certificate] (the "Date of Transfer").

3.    The Transferee confirms that it has received a copy of the Loan
Agreement together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Lender to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Lender to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

4. The Transferee hereby undertakes to the Lender and each of the other parties to the Loan Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Loan Agreement will be assumed by it after delivery of this Transfer Certificate to the Agent with effect from the Date of Transfer.

5. The Lender makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Loan Agreement or any document relating thereto and assumes no responsibility for the financial condition of the Borrower or for the performance and observance by the Borrower of any of its obligations under the Loan Agreement or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

6.    As from the Date of Transfer, any payment shall be made available to
the Transferee to the Transferee's account no.  [          ] with [           ].





                                        32                  Page 146 of 194

7. The Lender hereby gives notice that nothing herein or in the Loan Agreement (or any document relating thereto) shall oblige the Lender to (i) accept a re-transfer from the Transferee of the whole or any part of its rights, benefits and/or obligations under the Loan Agreement transferred pursuant hereto or (ii) support any losses directly or indirectly sustained or incurred by the Transferee for any reason whatsoever including, without limitation, the non-performance by the Borrower or any other party to the Loan Agreement (or any document relating thereto) of its obligations under any such document. The Transferee hereby acknowledges the absence of any such obligation as is referred to in (i) or (ii) above.

8. This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York.

[Transferor Lender]                     [Transferee]

By:                                     By:
                                           ----------------------------------

Date:                                   Lending Office:
                                                       ----------------------

                                        Address:
                                                -----------------------------

                                        Attention:
                                                  ---------------------------

                                        Facsimile No.:
                                                      -----------------------

                                        Telex No.:
                                                  ---------------------------

                                        Date:
                                             --------------------------------




                                        33                  Page 147 of 194

                                  The Schedule

                 Commitment            Drawn Portion         Undrawn Portion
                 ----------            -------------         ---------------





                                        34                  Page 148 of 194

                                                                       Exhibit 4



                                 LOAN AGREEMENT

                                 US$37,499,000



                              HYUNDAI CORPORATION

                                  - BORROWER -



                           AMERICAN EXPRESS BANK LTD.

                                   - LENDER -



                           AMERICAN EXPRESS BANK LTD.

                                   - AGENT -



                                JANUARY 28, 1994







                                      1                         Page 149 of 194

                               TABLE OF CONTENTS

       Article                                                                                     Page
       -------                                                                                     ----
               PREAMBLE   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

       1.      DEFINITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

       1.01    Advance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
       1.02    Availability Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
       1.03    Banking Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
       1.04    Commitment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
       1.05    Dollars or US$   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.06    Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.07    Event of Default   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.08    Guarantor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.09    Guaranty   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.10    Interbank Rate   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.11    Interest Determination Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.12    Interest Payment Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.13    Interest Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.14    Lending Office   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       1.15    Letter Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       1.16    Loan   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       1.17    Note   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       1.18    Person   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       1.19    Repayment Date   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       1.20    Headings and References  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

       2.      THE LOAN   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

       2.01    Purpose and Amount of Loan   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
       2.02    Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
       2.03    Cancellation of Commitment   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

       3.      INTEREST, DEFAULT INTEREST AND FEES  . . . . . . . . . . . . . . . . . . . . . . . .  8

       3.01    Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
       3.02    Interest Determination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
       3.03    Default Interest   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
       3.04    Front-End Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
       3.05    Agency Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
       3.06    Stamp Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
       3.07    Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
       3.08    Maximum Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9





                                        2                        Page 150 of 194

       Article                                                                                     Page
       -------                                                                                     ----
       4.      PAYMENT AND REPAYMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

       4.01    Interest   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
       4.02    Repayment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
       4.03    Prepayment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
       4.04    Application of Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
       4.05    Banking Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
       4.06    Place of Payment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
       4.07    Loan Account.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

       5.      SECURITY   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

       5.01    Note   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
       5.02    Guaranty   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

       6.      YIELD PROTECTION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

       6.01    Substitute Basis of Borrowing  . . . . . . . . . . . . . . . . . . . . . . . . . .   11
       6.02    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
       6.03    Compliance Costs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
       6.04    Change of Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
       6.05    Adversity Prepayment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
       6.06    Funding Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
       6.07    Dollar Transaction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

       7.      BORROWERS REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . .    14

       7.01    Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
       7.02    Restrictions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
       7.03    Authorizations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
       7.04    Legal Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.05    Agreement Binding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.06    Guaranty   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.07    Other Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.08    Litigation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.09    Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.10    Accuracy of Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.11    Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
       7.12    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
       7.13    Title to Properties; Possession Under Leases   . . . . . . . . . . . . . . . . . .   16

       8.      COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

       8.01    Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
       8.02    Rights; Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
       8.03    Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . .   16
       8.04    Litigation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17





                                        3                        Page 151 of 194

       Article                                                                                     Page
       -------                                                                                     ----
       8.05    Inspection   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       8.06    Notice   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       8.07    Merger; Disposition of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       8.08    Authorizations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       8.09    Further Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

       9.      CONDITIONS PRECEDENT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

       9.01    Initial Drawdown   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       9.02    Subsequent Drawdowns   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
       9.03    Other Conditions Precedent   . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

       10.     EVENTS OF DEFAULT.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

       10.01   Event of Default.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
       10.02   Consequences of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

       11.     AGENT AND LENDER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22

       11.01   Appointment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
       11.02   Decision of Lender   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
       11.03   Reimbursement for Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
       11.04   Liability and Credit Appraisal   . . . . . . . . . . . . . . . . . . . . . . . . .   22
       11.05   Reliance by Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
       11.06   Agent; Other Banking   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
       11.07   Payments, Notices and Determinations by the Agent  . . . . . . . . . . . . . . . .   23
       11.08   Successor Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

       12.     MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

       12.01   Term   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
       12.02   Entire Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
       12.03   Waiver; Cumulative Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
       12.04   Assignment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
       12.05   Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
       12.06   Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
       12.07   Waiver of Sovereign Immunity   . . . . . . . . . . . . . . . . . . . . . . . . . .   25
       12.08   Jurisdiction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
       12.09   Waiver of Jury Trial   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
       12.10   Set-Offs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
       12.11   Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
       12.12   Severability   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
       12.13   Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

               Signature  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

               Guaranty   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28





                                        4                        Page 152 of 194

                                 LOAN AGREEMENT

         THIS LOAN AGREEMENT (the "Agreement") is entered into as of this 28th day of January, 1994 by and among:

         HYUNDAI CORPORATION, a juridical person (chusik hoesa) organized and existing under the laws of Republic of Korea ("Korea"), with its registered head office at 140-2, Kye-dong, Chongro-ku, Seoul, Korea (the "Borrower");

         AMERICAN EXPRESS BANK LTD., a bank organized and existing under the laws of the State of Connecticut acting through its Singapore branch at 16 Collyer Quay, Raffles Place, Singapore 0104 (the "Lender"); and

         AMERICAN EXPRESS BANK LTD., acting through its Singapore branch as agent for the Lender (referred to herein in such capacity as the "Agent").

                                  WITNESSETH:

         WHEREAS, the Borrower has requested the Agent and the Lender to provide loans in an aggregate principal amount not to exceed Thirty-Seven Million Four Hundred Ninety Nine Thousand Dollars (US$37,499,000) to finance the investment in Maxtor Corporation at 211 Riveroaks Parkway, San Jose, CA, U.S.A.; and

         WHEREAS, subject to the terms and conditions of the Agreement, the Lender has agreed to extend to the Borrower the loans so requested by the Borrower.

         NOW, THEREFORE, it is hereby agreed as follows:

Article 1.  Definitions.

In addition to those terms defined above, as used herein the following terms shall have the meanings set forth below, which shall include both the singular and plural thereof.

1.01 "Advance" shall mean an advance in same day funds (or such other Dollar funds as are then customary for the settlement of international loan transactions) on behalf of the Borrower by the Lender of a Drawdown as specified in Section 2.02 hereof.

1.02 "Availability Period" shall mean a period beginning the date of this Agreement and ending three (3) months thereafter.

1.03 "Banking Day" shall mean a day on which banks are open for business in New York, Singapore, Seoul and Hong Kong and on which deposit transactions in Dollars are being carried out in the London inter bank market ("Interbank Market").

1.04 "Commitment" shall mean Thirty-Seven Million Four Hundred Ninety Nine Thousand Dollars (US$37,499,000) or where the context so requires, the obligation of the Lender to make the Advances to the Borrower in an aggregate principal amount not exceeding such amount subject to the terms and conditions of this Agreement.





                                        5                        Page 153 of 194

1.05 "Dollars" or "US$" shall mean dollars in the lawful currency of the United States of America.

1.06 "Drawdown" shall mean the borrowing by the Borrower of all or any part of the Commitment.

1.07     "Event of Default" shall have the meaning set forth in Section 10.01.

1.08 "Guarantor" shall mean Hyundai Heavy Industries Co., Ltd., a corporation (chusik hoesa) organized and existing under the laws of Korea with its registered head office at 1, Cheonha-dong, Dong-ku, Ulsan, Kyungsangnam-do, Korea.

1.09 "Guaranty" shall mean the irrevocable and unconditional guaranty by the Guarantor of the repayment of the Loan, interest thereon and all other sums becoming due hereunder, or under the Note or the Letter Agreement to the Agent or the Lender, which guaranty shall be substantially in the form of Exhibit A hereto and in any event in the form and substance satisfactory to the Agent and its counsel.

1.10 "Interbank Rate" shall mean, with respect to each Interest Period, the interest rate which is determined by the Lender in its sole discretion to be the arithmetic mean of the rates per annum (rounded upwards, if necessary, to the nearest 1/16%) quoted on the LIBO page (or such other page as may display London interbank offered rates of major banks for Dollar deposits) on the Reuter Monitor Money Rates Services (or if such quote is unavailable on the relevant Interest Determination Date, the rate quoted by a reference bank in London selected by the Lender) for the period corresponding to such Interest Period at approximately 11:00 a.m. (London time) on the Interest Determination Date prior to the commencement of such Interest Period.

1.11 "Interest Determination Date" shall mean the date which is two (2) days during which banks are open for business in London prior to the first day of each Interest Period.

1.12     "Interest Payment Date" shall mean the last day of each Interest
         Period.

1.13 "Interest Period" shall mean the period commencing on the date of the first Drawdown and having a duration of three (3) or six (6) months (such period to be selected at the Borrower's option) and each period thereafter commencing on the last day of the then current Interest Period and having a duration of three (3) or six (6) months (such period to be selected at the Borrower's option); provided, that with respect to any Drawdown after the first Drawdown the first Interest Period with respect to such Drawdown shall commence on the date of such Drawdown and terminate on the last day of the then current Interest Period; provided, further, that the last Interest Period which commences prior to the Repayment Date shall terminate on the Repayment Date. Notwithstanding the above, "Interest Period" shall also mean with respect to any amounts in default, such periods as the Lender shall elect pursuant to Section 3.03(a).

1.14 "Lending Office" shall mean such office or offices of the Lender (or its successor) as may be from time to time designated as the Lending Office, the initial Lending Offices being specified in the preamble of this Agreement.





                                        6                        Page 154 of 194

1.15     "Letter Agreements" shall mean the Letter Agreements as defined in
         Section 3.05 hereof.

1.16 "Loan" shall mean the outstanding balance from time to time of all Drawdowns made by the Borrower under this Agreement.

1.17 "Note" shall mean the note payable to the order of the Lender, issued by the Borrower substantially in the form of Exhibit B hereto and in any event in form and substance satisfactory to the Agent.

1.18 "Person" shall mean any individual, company, corporation, partnership, joint venture, trust or unincorporated association or any state or government or any agency, instrumentality or political subdivision of any state or government.

1.19 "Repayment Date" shall mean the fifth anniversary date of the date of the execution of this Agreement.

1.20     In this Agreement:

         (a) headings are inserted for convenience only and shall not affect the construction of this Agreement and, unless otherwise specified, all references to Sections and Exhibits are to Sections and Exhibits of this Agreement;

         (b) references to "month" shall mean the period commencing on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided that if a period commences on the last day in a calendar month or if there is no numerically corresponding day in the month in which the period ends, that period shall end on the last day in that later month, and the references to "months" shall be construed accordingly;

         (c) references to any document are to be construed as references to such document as amended or supplemented from time to time; and

         (d) references to any enactment shall include re-enactments, amendments and extensions thereof.

Article 2.  The Loan.

2.01 Purpose and Amount of Loan. To assist the Borrower in financing the investment in Maxtor Corporation in California, U.S.A., and subject to the terms and conditions hereof and in reliance, inter alia, on the representations of the Borrower set forth in Article 7, the Lender hereby agrees to make Advances in favor of the Borrower in an aggregate amount up to the Commitment during the Availability Period according to the procedure set forth in Section 2.02; provided, that neither the Agent nor the Lender shall have any responsibility as to the Borrower's application of the Advances or the Loan.





                                        7                        Page 155 of 194

2.02 Drawdown. (a) Subject to the terms and conditions hereof, the Borrower may borrow in an aggregate amount up to but not exceeding the Commitment on any Banking Day during the Availability Period in one or more Advances each in the minimum amount of Five Million Dollars (US$5,000,000) or a higher amount which is an integral multiple of One Million Dollars (US$1,000,000) or a lower amount equal to the then undrawn amount of the Commitment, by the Borrower s instructing the Lender through the Agent to make Advances. The Lender shall not have any obligation to lend hereunder after the last day of the Availability Period.

         (b) The Borrower shall give the Agent a notice of Drawdown, substantially in the form of Exhibit C hereto, at least three (3) Banking Days (or such shorter period as the Lender shall otherwise agree) prior to the proposed date of such Drawdown, provided, that on the proposed date of such Drawdown all applicable conditions precedent specified in Article 9 have been satisfied. Such notice once received by the Agent shall be irrevocable and binding on the Borrower and the Borrower shall reimburse the Agent and the Lender, on demand, for any costs or losses incurred by the Agent and the Lender in the event that the Borrower does not satisfy all conditions precedent applicable to such Drawdown on the date of Drawdown.

         (c) Upon receipt of the notice of Drawdown, the Agent shall notify the Lender of the date of Drawdown and the amount of the Advance. Upon receipt of such notice the Lender shall make available its Advance to the Agent on the date of Drawdown.

2.03 Cancellation of Commitment. The Borrower may not cancel all or any part of the Commitment before the expiration of the Availability Period except as expressly provided in this Agreement; provided that any part of the undrawn Commitment as of the final date of the Availability Period shall be automatically cancelled.

Article 3.  Interest, Default Interest and Fees.

3.01 Interest Rate. Subject to Section 3.08 below, the rate of interest on the Loan for each Interest Period shall be four-fifths of one percent (0.8%) per annum above the Interbank Rate (the "Interest Rate").

3.02 Interest Determination. The applicable Interest Rate for any given Interest Period shall be determined on the relevant Interest Determination Date. Promptly after each Interest Determination Date, the Agent shall notify the Borrower and the Lender of the Interest Rate and the amount of interest to be payable on the Interest Payment Date for the relevant Interest Period.

3.03 Default Interest. (a) In the event the Borrower fails to make payment of all or any portion of the Loan when due or any other payment due hereunder (whether at its stated maturity, by acceleration or otherwise), the Borrower shall pay interest on the unpaid amount, to the extent permitted by law, from and including such due date until the payment of said sum in full (after as well as before judgment) in Dollars at a rate equal to one percent (1.0%) per annum above the Interest Rate with respect to the immediately preceding Interest Period calculated pursuant to Section 3.01 above, or at the option of the Agent, at the rate that is one and four-fifths of one percent (1.8%) per annum in excess of the Interbank Rate for interest





                                        8                        Page 156 of 194
         periods of one day, one week, one month or three months (as the Agent shall elect in its sole discretion) determined on the Banking Day succeeding that on which the Agent became aware of the default and for successive interest periods thereafter so long as such amount remains unpaid. Such interest shall be payable on the last day of each such interest period and at any other time on demand of the Agent.

         (b) In addition to payment of such default interest, the Borrower shall indemnify the Lender, on demand, against any costs or losses resulting from the Borrower's failing to pay when due any amounts of principal or interest hereunder.

3.04 Front-End Fee. The Borrower agrees to pay to the Agent for the account of the Agent and in the discretion of the Agent for the account of the Lender a front-end fee as separately agreed between the Borrower and the Agent by a front-end fee letter agreement being entered into concurrently herewith and considered to be incorporated herein.

3.05 Agency Fee. During the term of this Agreement, the Borrower shall pay to the Agent for its own account an agency fee in the amount as separately agreed between the Borrower and the Agent by an agency fee letter agreement being entered into concurrently herewith and considered to be incorporated herein (the front-fee letter agreement and the agency fee letter agreement being hereinafter collectively referred to as the "Letter Agreements"). The agency fee shall be payable annually in advance not later than thirty (30) days from the date hereof for the first year and thereafter on each anniversary of the date hereof.

3.06 Stamp Taxes. The Borrower shall pay promptly all stamp, documentary and other like duties, levies, imposts, charges, fees, deductions or withholdings of any nature by any taxing authority to which this Agreement, the Letter Agreements, the Note and the Guaranty (or any of them) may be subject or give rise and shall indemnify the Agent and the Lender on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Borrower to pay any such levies, duties, imposts, charges, fees, deductions or withholdings.

3.07 Costs. The Borrower shall, whether or not any portion of the Commitment is advanced, pay to the Agent in the manner specified by the Agent on demand, the charges including but not limited to legal fees, printing costs, travel expenses, communication charges, signing and publicity costs incurred by or on behalf of the Agent or the Lender in connection with the negotiation, preparation, execution, delivery and implementation of this Agreement (and actual or proposed restructuring, rescheduling, amendment or modification hereto or request therefor and any waiver hereunder), the Letter Agreements and all documents executed pursuant hereto, and all costs, expenses and amounts whatsoever, including the fees and expenses of counsel, which the Agent or the Lender may expend or become liable for in demanding, suing for, recovering and receiving payment of any sum due hereunder and under any documents executed pursuant hereto.

3.08 Maximum Interest Rate. (a) Nothing in this Agreement or the Note to the contrary shall require the Borrower to pay interest at a rate exceeding the maximum rate permitted by applicable law. Neither this Section nor Section 12.06 is intended to limit the rate of interest payable for the account of the Lender to the maximum rate permitted by the laws of the State





                                        9                        Page 157 of 194
         of New York (or any other applicable law) if a higher rate is permitted with respect to such Lender by supervening provisions of the United States Federal law.

         (b) If the amount of interest payable for the account of the Lender on any Interest Payment Date in respect of the immediately preceding Interest Period, computed pursuant to this Agreement, would exceed the maximum amount permitted by applicable law to be charged by such Lender, the amount of interest payable for its account on such Interest Payment Date shall automatically be reduced to such maximum permissible amount.

         (c) If the amount of interest payable for the account of the Lender in respect of any Interest Period is reduced pursuant to sub-section
         (b) and the amount of interest payable for its account in respect of any subsequent Interest Period would be less than the maximum amount permitted by law to be charged by the Lender, then the amount of interest payable for its account in respect of such subsequent
         Interest Period shall be automatically increased to such maximum permissible amount; provided that at no time shall the aggregate amount by which interest paid for the account of the Lender has been increased pursuant to this sub-section (c) exceed the aggregate amount by which interest paid for its account has theretofore been reduced pursuant to sub-section (b).

Article 4.  Payment and Repayment.

4.01 Interest. Interest at the applicable Interest Rate shall be payable in arrears on each Interest Payment Date and shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Interest shall accrue from and including the first day of an Interest Period to but not including the last day of such Interest Period.

4.02 Repayment. The Borrower shall repay the full amount of the Loan to the Lender on the Repayment Date; provided, that the Agent or the Lender may call the Loan at any time in accordance with the provisions hereof.

4.03 Prepayment. The Borrower may prepay the Loan in whole or in part in minimum amount of Five Million Dollars (US$5,000,000) and an integral multiple thereof on any Interest Payment Date without any penalty or premium upon giving of sixty (60) days' prior notice to the Agent; provided that such prepayment shall be accompanied by payment of all interest and other amounts then due hereunder. Any partial prepayment shall be applied in inverse order of maturity and sums prepaid may not be reborrowed.

4.04 Application of Payments. Notwithstanding anything herein to the contrary, all payments made to or collected by the Agent or the Lender hereunder, under the Letter agreements, under the Note or under the Guaranty shall be applied by the agent for its own account and/or for the account of the Lender in the following order of priority, (l) to any amount then due and payable to the Agent or the Lender hereunder, under the Letter Agreements, under the Note, or under the Guaranty not otherwise listed in this Section, (2) to any fee then due and payable,
         (3) to any accrued default interest then due and payable, (4) to accrued interest then due and payable, (5) to principal then due and payable, and (6) to prepayment of the Loan as provided in Section 4.03.





                                        10                       Page 158 of 194

4.05 Banking Day. Whenever any payment or calculation is to be made on a day which is not a Banking Day, such payment or calculation may be made on the next succeeding Banking Day unless, with respect to payments, as a result thereof, such payment would be made in the next calendar month, in which case payment shall be made on the next preceding Banking Day. Any adjustment so made shall, as appropriate, be reflected in the computation of interest, fees and other amounts due hereunder.

4.06 Place of Payment. All sums payable to the Agent by the Borrower or the Lender hereunder or under any document contemplated hereby, including but not limited to payments of principal and interest, the fees and any costs or expenses shall be payable in same day funds to the account of the Agent (account no. 001107) with American Express Bank Ltd. in New York, U.S.A., no later than 10:00 a.m. (New York time) on the due date thereof or to such other account or at such place as the Agent may by notice to the Borrower instruct.

4.07 Loan Account. The Agent shall open and maintain on its books a loan account in the Borrower's name and showing the Advances, the Loan, repayments, prepayments, the computation and payment of interest and other amounts due and sums paid hereunder. Such loan account shall be conclusive and binding on the Borrower as to the amount at any time due from the Borrower, absent manifest error in computation.

Article 5.  Security.

5.01 Note. (a) As a condition precedent to the first Drawdown hereunder, the Borrower shall deliver to the Agent the Note payable to the Agent for the account of the Agent and the Lender in the principal amount equal to the Commitment duly executed by the Borrower.

         (b) The Note may be divided, replaced or consolidated at the option of the agent, in whole or in part, at a time or times designated by the Agent.

5.02 Guaranty. The Borrower shall, prior to the first Drawdown, deliver to the Agent the Guaranty duly executed by the Guarantor.

Article 6.  Yield Protection.

6.01 Substitute Basis of Borrowing. (a) If the Agent has determined on any Interest Determination Date that Dollar deposits for periods equal to the relevant Interest Period and in an amount comparable to the Advances to be outstanding during such Interest Period are not available to prime banks in the London interbank market, or the Agent has been notified on any Interest Determination Date by the Lender that the Interbank Rate does not accurately reflect the cost to the Lender of making or maintaining the Advances during such Interest Period, then the Agent shall so notify the Borrower and the Lender.

         (b) The Agent in consultation with the Lender, promptly after the giving of such notice, shall enter into negotiations with the Borrower in good faith with a view to agreeing on an alternative mutually acceptable basis for funding the Loan and for determining the Interest Rates from time to time applicable to the Loan (hereinafter referred to as the "Substitute Basis of Borrowing"). If at the expiry of thirty (30) days from the date of the notice, the Agent, with the written concurrence of the Lender, and the Borrower have agreed on such





                                        11                       Page 159 of 194

         Substitute Basis of Borrowing, then it shall be retroactive to and take effect from the beginning of the then current Interest Period.

         (c) If at the expiry of thirty (30) days from the date of any such notice, no Substitute Basis of Borrowing has been agreed upon, then
         (i) the Borrower shall prepay the Loan on the thirtieth day after the date of such notice, and (ii) interest shall be payable on the Loan at the rate which is four-fifths of one percent (0.8%) per annum above the per annum interest rate which shall be notified to the Agent by the Lender as representing the cost to the Lender of funding (whether in Dollars or any other currency) the Advances during such period.

6.02 Taxes. (a) Any and all payments made by the Borrower hereunder or under any instrument delivered hereunder shall be made free and clear of and without deduction for any present or future taxes, levies, imposts, deductions, charges, or withholdings, and all liabilities with respect thereto (excluding taxes imposed on net income of the Lender or the Agent by the jurisdiction of its incorporation and any political subdivisions thereof) (all such non-excluded taxes hereinafter referred to as "Taxes"). If the Borrower shall be required by law to make any such deduction from any payment hereunder, then (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and
         (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

         (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes, or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, any instrument delivered hereunder (hereinafter referred to as "Other Taxes").

         (c) The Borrower will indemnify the Agent and the Lender for the full amount of Taxes or Other Taxes (including without limitation any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section) paid by the Agent and the Lender or any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed. This indemnification shall be paid within thirty (30) days from the date the Agent or the Lender makes written demand therefor.

         (d) Within thirty (30) days after the date of any payment of Taxes the Borrower will furnish to the Agent, at its address referred to in
         Section 12.11, the original or a certified copy of a receipt evidencing payment thereof.

         (e) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in sub-sections (a) through (d) above shall survive the payment in full of principal and interest hereunder and under any instrument delivered hereunder.





                                        12                       Page 160 of 194

         (f) If the Borrower shall be required to reimburse the Agent or the Lender or make any payment under sub-sections (a) through (e) above in respect of any Taxes or Other Taxes imposed by a law or regulation which comes into effect after the date of this Agreement, the Borrower shall be free at any time within thirty (30) days of the effectiveness of the requirement of such reimbursement or payment to prepay the Loan as provided in Section 6.05, subject to giving the Agent not less than five (5) Banking Days' prior notice thereof.

6.03 Compliance Costs. (a) The cost of maintaining any reserves or special deposits against the Advances and any other cost of complying with any law, regulation or condition with respect to the Advances or relating in any way to funding or renewing the Advances, including without limitation any reserve or special deposit requirement, any restraint, guideline or policy not having the force of law with which the Lender may comply, shall be reimbursed by the Borrower to the Agent on behalf of the Lender who shall furnish the Agent with a statement of the nature and amount of such cost for delivery to the Borrower. For purposes of this sub-section 6.03(a), the term, "Lender," shall be deemed to include the head office of the Lender as well as any other branch of such head office.

         (b) If the Borrower shall be required to reimburse the Lender under sub-section 6.03(a) in respect of any law or regulation which comes into effect after the date of this Agreement, the Borrower shall be free at any time within thirty (30) days of the effectiveness of the requirement of such payment to prepay, without penalty, the Advances as provided in Section 6.05, subject to giving the Agent not less than five (5) Banking Days' prior notice thereof.

6.04 Change of Law. Notwithstanding any other provision herein, in the event that any change in any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof shall make it unlawful for the Lender to (i) honor the Commitment or
         (ii) maintain the Advances, then the Commitment shall terminate and the Borrower shall forthwith, or within such longer period as may be allowed by such law, rule, regulation or interpretation, prepay, without penalty, the Loan as provided in Section 6.05. Upon the occurrence of any such change terminating the Commitment or making it unlawful for the Lender to maintain the Loan as aforesaid, the Lender shall promptly notify the Agent thereof and shall furnish the Agent evidence certified by the Lender as to such change for delivery to the Borrower.

6.05 Adversity Prepayment. (a) If the Borrower shall exercise its right to prepay the Loan pursuant to Section 6.02 or 6.03, or if the Borrower shall be required to prepay the Loan pursuant to Section 6.01 or 6.04, the Borrower shall pay such amounts, together with interest accrued thereon to the date of prepayment (computed on the Substitute Basis of Borrowing, if applicable, for the time it is in effect) together with such additional amounts as may be necessary to compensate the Lender for any costs or losses resulting from such prepayment. Any such prepayment shall not relieve the Borrower from paying all other amounts payable under Section 6.01, 6.02, 6.03 or 6.04.





                                        13                       Page 161 of 194

         (b) In the event that the Commitment has not yet been advanced and the Borrower prepays all or a portion of the Loan then outstanding in accordance with the provisions of Section 6.01, 6.02, 6.03 or 6.04, the Commitment shall be cancelled.

6.06 Funding Costs. For purposes of Sections 2.02, 3.03, 6.05 and 10.02 the costs and losses of the Lender shall include, but shall not be limited to, any loss arising from the re-employment of funds at rates lower than the cost to the Lender of such funds and any related costs. The Lender shall certify such costs and losses (including a reasonable description thereof) to the Agent and the Agent shall notify the Borrower of the amount thereof for the Lender.

6.07 Dollar Transaction. This is an international loan transaction in which the specification of Dollars is of the essence, and Dollars shall be the currency of account and of payment in all events. The payment obligation hereunder shall not be discharged by an amount paid in another currency whether pursuant to a judgment or otherwise, to the extent that the amount so paid on prompt conversion to Dollars under normal banking procedures does not yield the amount of Dollars due hereunder. In the event that any payment, whether pursuant to a judgment or otherwise, upon such conversion and transfer does not result in payment of such amount of Dollars, the Agent and the Lender shall be entitled to demand immediate payment of, and shall have a separate cause of action for, the Dollar deficiency in respect of payments due.

Article 7.  Borrower's Representations and Warranties.

The Borrower represents and warrants to the Agent and the Lender as follows:

7.01 Incorporation. The Borrower is a corporation duly organized and validly existing under the laws of Korea, has its registered head office at the address set forth above, has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement, the Letter Agreements, the Note and all other documents executed pursuant hereto, to perform the terms and conditions hereof and thereof and to own its properties and carry on its business as it is presently being conducted and is qualified to do business and is in good standing in each jurisdiction in which it is required to do so.

7.02 Restrictions. There is no constitutional provision, treaty, convention, statute, law, regulation, decree or similar authority and no provision of the Borrower's Articles of Incorporation and no provision of any existing contract, agreement or instrument binding on the Borrower or affecting its properties which has been or would be contravened by the execution and delivery of this Agreement, the Letter Agreements, the Note or any other document or instrument to be delivered by the Borrower hereunder or by the performance or observance by the Borrower of any of the terms hereof and thereof.

7.03 Authorizations. All authorizations, approvals, consents and licenses from all legislative bodies of government, ministries, agencies, exchange control authorities or other authorities of Korea or the United States of America or any state thereof, as relevant, in order for the Borrower (i) to incur the obligations provided for in this Agreement, the Letter Agreements and the Note, (ii) to execute and deliver this Agreement, the Letter Agreements, the Note and all other documents and instruments to be delivered by the Borrower hereunder,
         (iii) to





                                        14                       Page 162 of 194
         perform and observe the terms and provisions hereof and thereof, (iv) to make all payments hereunder and thereunder in Dollars and (v) to invest in Maxtor Corporation have been or, by the date of the first Drawdown, are or will have been duly obtained and are or will by such date be in full force and effect.

7.04 Legal Actions. No registration, recording or filing is required as a condition to the legality, validity or enforceability of this Agreement, the Letter Agreements, the Note or any other documents to be executed and delivered pursuant to the terms of this Agreement.

7.05 Agreement Binding. This Agreement, the Note and the Letter Agreements constitute (or will when executed and delivered (in the case of the Note, for value) constitute) the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms. The indebtedness and other obligations incurred and to be incurred by the Borrower under this Agreement, the Letter Agreements and the Note rank at least pari passu in priority of payment and in all other respects with all other unsecured indebtedness and obligations of the Borrower except as separately disclosed to the Agent in writing.

7.06 Guaranty. The Guaranty has been duly authorized and when executed will constitute legal, valid and binding obligations, enforceable against the Guarantor in accordance with its terms.

7.07 Other Obligations. Neither the Borrower nor the Guarantor is in default under any agreement to which it is a party or by which it may be bound, a default in respect of which might have a material adverse effect on the Borrower or the Guarantor or their respective operations, properties or financial condition.

7.08 Litigation. No litigation, administrative proceeding or arbitration is presently pending or, to the best knowledge of the Borrower, threatened against it, the Guarantor or any of their properties, which, in any one case or in the aggregate, might have a material adverse effect on the Borrower's operations, properties or financial condition or which would, if successfully prosecuted, prevent the investment by the Borrower in Maxtor Corporation and there is no competing offer by any party to purchase or otherwise acquire any shares in Maxtor Corporation.

7.09 Compliance with Law. The Borrower is in compliance with all applicable laws of Korea including without limitation the tax laws thereof.

7.10 Accuracy of Information. All information relating to the Borrower heretofore delivered to the Agent or the Lender in connection with this Agreement is complete and correct in all material respects.

7.11 Financial Condition. The balance sheet of the Borrower as of December 31, 1992, together with statements of income and expense and changes in financial position for the fiscal year then ended, certified by the chief financial officer of the Borrower, heretofore delivered to the Agent, fairly present the financial condition of the Borrower and the results of its operations and transactions, and have been prepared in accordance with generally accepted accounting principles consistently applied by the Borrower throughout the periods involved.





                                        15                       Page 163 of 194

         There are no liabilities, direct or indirect, fixed or contingent, of the Borrower as of the dates of such balance sheets which are not reflected therein or in the notes thereto.

7.12 Taxes. The Borrower has filed or caused to be filed all tax returns which to the knowledge of the Borrower are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessment made against it or any of its property and all other taxes, assessments, fees, liabilities or other charges imposed on it or any of its property by any governmental authority, except for any taxes, assessments, fees, liabilities or other charges which are being contested in good faith and for which reserves which are adequate under generally accepted accounting principles have been established.

7.13 Title to Properties; Possession Under Leases. The Borrower has good and marketable title to, or valid leasehold interests in, all properties and assets reflected on the balance sheet of the Borrower as of December 31, 1992, referred to in Section 7.11, except for such immaterial properties and assets as have been disposed of in the ordinary course of business and except for minor defects in title that do not interfere with the ability of the Borrower to conduct its business as now conducted.

Article 8.  Covenants.

8.01 Financial Statements. Throughout the life of this Agreement, the Borrower shall provide the Agent (in sufficient copies for the Agent and the Lender) with copies of its unaudited financial statements for the first half of each fiscal year (if available) and its audited financial statements (consolidated, if available) for each fiscal year as they are available but in any event not later than ninety (90) days after the close of the first six month period of each fiscal period covered by an unaudited financial statement and not later than one hundred twenty (120) days after the close of each fiscal period covered by an audited financial statement (consolidated, if available), and such other information respecting the financial condition and operations of the Borrower as the Agent or the Lender may from time to time reasonably request. Each financial statement provided hereunder shall have been prepared in accordance with generally accepted accounting principles consistently applied in Korea and be accompanied by a certificate executed by a duly authorized officer of the Borrower stating (i) that as of the date of such financial statement the Borrower is in full compliance with all terms and conditions hereof, including without limitation all financial covenants, and of any document executed pursuant hereto and (ii) that as of such date no Event of Default and no event which, with the giving of notice or the passage of time or both, would constitute an Event of Default has occurred and is continuing.

8.02 Rights; Compliance with Law. The Borrower shall preserve and maintain its existence under applicable law and all of its rights, privileges and franchises, not materially alter the nature of its business, comply with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, and shall pay and discharge all applicable taxes, assessments and governmental charges upon it or upon its properties, promptly when due and, in any event, prior to the date on which penalties may become attached thereto.

8.03 Representations & Warranties. The Borrower shall ensure that the representations and warranties contained in this Agreement remain at all times true and accurate.





                                        16                       Page 164 of 194

8.04 Litigation. The Borrower shall promptly give notice to the Agent of any litigation and of any proceedings by or before any governmental agency and of all disputes concerning the Borrower, or any of its assets, any of which, in any one case or in the aggregate, might have a material adverse effect on the operations or financial condition of the Borrower.

8.05 Inspection. Upon request of the Agent, the Borrower shall give any representative of the Agent access, during normal business hours, to, and permit the Agent to visit and inspect any of the properties of the Borrower and to examine or make extracts from, such of its books, records and documents as may be pertinent to the ability of the Borrower to perform hereunder or under the documents executed pursuant hereto.

8.06 Notice. As soon as possible but in any event within ten (10) days after occurrence, the Borrower shall give written notice to the Agent of any Event of Default or any event which, with the giving of notice or passage of time or both, would become an Event of Default and of any other matter which has resulted or might result in a material adverse change in the Borrower's operations or financial condition (each such notice setting forth the nature of such event and the steps being taken by the Borrower to remedy such event).

8.07 Merger; Disposition of Assets. The Borrower shall not, without a prior written consent of the Lender, reorganize or consolidate with or merge into any other Person, nor dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its property, whether now owned or hereafter acquired.

8.08 Authorizations. The Borrower shall promptly obtain all foreign exchange control authorizations, if any, and all such other governmental approvals and filings as shall now or hereafter be necessary under applicable laws and regulations for the Borrower to make and perform this Agreement and to borrow hereunder and promptly to furnish copies thereof to the Lender, and promptly to execute, acknowledge, deliver, file, notarize and register at its own expense all such additional agreements, instruments and documents, and perform such other acts, as the Lender deems desirable to effectuate the purposes of this Agreement.

8.09 Further Documents. The Borrower shall execute all such other documents and instruments and do all such other acts and things as the Agent or the Lender may reasonably require to carry out the transactions contemplated herein or in the documents required to be delivered hereunder.

Article 9.  Conditions Precedent.

9.01 Initial Drawdown. The obligation of the Lender to make available its Advance in respect of the initial Drawdown is subject to fulfillment, as determined solely by the Agent and its counsel, of the following conditions precedent on the date of the initial Drawdown:

         (a) Authorizations. The Agent shall have received in form and substance satisfactory to it and to its counsel:

         (i) The Articles of Incorporation of and the Commercial Registry extracts regarding each of the Borrower and the Guarantor;





                                        17                       Page 165 of 194

         (ii) The most recent financial statements of each of the Borrower and the Guarantor;

         (iii) A duly authenticated copy of the minutes of the Board of Directors' meeting of the Borrower at which resolutions were adopted authorizing the execution, delivery and performance of this Agreement, the Letter Agreements, the Note and all other agreements and documents to be executed pursuant hereto, including the incurring of the debt obligations hereunder and thereunder upon the terms hereof and thereof and authorizing the person(s) who signed, or will sign, this Agreement, the Letter Agreements, the Note and all other documents to be executed pursuant hereto on the Borrower's behalf to do so, and any power of attorney executed in connection therewith;

         (iv) A certificate as to the specimen signature(s) of the person(s) authorized to execute this Agreement, the Note and all other documents to be provided hereunder on the Borrower's behalf;

         (v) The duly executed Guaranty, a duly certified copy of the minutes of the Board of Directors' meeting of the Guarantor at which resolutions were adopted authorizing the execution, delivery and performance by the Guarantor of the Guaranty and authorizing the persons who have executed or will execute the Guaranty to do so, and any power of attorney executed in connection therewith, together with the specimen signature(s) of the person(s) authorized to execute the Guaranty; and

         (vi) The seal certificates of the representative directors of the Borrower and the Guarantor and the certificates as to the seal impressions of the directors affixed on the minutes of the Board of Directors' meeting referred to in items (iii) and (v) above;

         (b) Government Authorizations. The Agent shall have received, in form and substance satisfactory to the Agent and its counsel, certified copies and true and correct English-language translations of each approval of any government authority of Korea or of the United States of America or any state thereof, as relevant, necessary or advisable in connection with the execution, delivery and performance of this Agreement, the Note, the Guaranty and any other document or instrument required hereunder or thereunder and for the Borrower's investment in Maxtor Corporation, including, without limitation, (i) the foreign exchange approval of the Borrower's designated Class A foreign exchange trading bank in Korea required for the execution of this Agreement and the Guaranty and (ii) the approval of the Bank of Korea for the overseas investment by the Borrower.

         (c) Guaranty. The Agent shall have received the executed Guaranty as required by Section 5.02 of this Agreement.

         (d) Note. The Agent shall have received the executed Note as required by Section 5.01 of this Agreement.

         (e) Opinions. The Agent shall have received (i) the opinion of Milbank, Tweed, Hadley & McCloy, the special New York counsel to the Agent and the Lender and (ii) the opinion of Messrs. Kim & Chang, special Korean counsel to the Agent and the Lender, each in form and substance satisfactory to the Agent.





                                        18                       Page 166 of 194
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         (f)  Appointment of Process Agents.  The Agent shall have received written confirmation from the agents for service of process appointed by the Borrower pursuant to Section 12.08 of this Agreement and by the Guarantor pursuant to Clause 12.03 of the Guaranty irrevocably accepting such appointment.

         (g) Notice of Drawdown. The Agent shall have received the timely written notice of the Borrower as specified in Section 2.02(b), substantially in the form of Exhibit C attached hereto.

         (h) Drawdown Certificate. The Agent shall have received on or prior to the date of Drawdown a certificate of the Borrower, dated the date of the initial Drawdown, substantially in the form of Exhibit D attached hereto.

         (i) Other Documents. The Agent shall have received such other approvals, opinions and documents as it may reasonably request.

9.02 Subsequent Drawdowns. The obligation of the Lender to make available its Advance in respect of each Drawdown after the initial Drawdown is subject to the fulfillment, as determined solely by the Agent and its counsel, of the following conditions precedent on the date of such
         Drawdown:

         (a) All documents and instruments delivered to the Agent pursuant to Section 9.01 shall continue to be in full force and effect; and

         (b) The Agent shall have received (i) the notice of Drawdown as specified in Section 2.02 (ii) a Drawdown certificate, dated the date of such Drawdown, substantially in the form of Exhibit D hereto, and (iii) such other documents as the Agent or the Lender may reasonably request.

9.03 Other Conditions Precedent. The obligations of the Lender to make its Advances in respect of each Drawdown are also subject to the condition precedent that no Event of Default and no event which, with the passage of time or the giving of notice or both, would become an Event of Default shall have occurred and be continuing, and the representations and warranties made herein shall have remained and then be true and correct as if also made on the date of such Drawdown and all legal matters in connection with this Agreement shall be satisfactory to the Agent and its counsel.

Article 10.  Events of Default.

10.01 Event of Default. Each of the following events and occurrences shall constitute an Event of Default under this Agreement:

         (a) the Borrower fails to make payment in full of any amount which it is obliged to pay under this Agreement, the Letter Agreements and/or the Note on the date when such amount is due and payable;

         (b) any representation or warranty made or deemed restated by the Borrower in this Agreement or the Letter Agreements or by the Guarantor in the Guaranty shall be shown to





                                        19                       Page 167 of 194
         have been incorrect or misleading in any material respect as of its date, or any certificate or opinion furnished by the Borrower or the Guarantor under this Agreement or the Guaranty proves to have been false or misleading as of its date in any material respect;

         (c) the Borrower or the Guarantor fails to perform or violates any other provision of this Agreement, the Letter Agreements or the Guaranty, and such failure or violation is not remediable or, if remediable, continues unremedied for a period of ten (10) calendar days from the date the Lender transmits notice to the Borrower with respect thereto;

         (d) any governmental registration or approval granted or required in connection with this Agreement, the Letter Agreements, the Note or the Guaranty or for the Borrower's investment in Maxtor Corporation, is not obtained, expires or is terminated, revoked, withdrawn or withheld, or is modified or amended in any manner prejudicing the interests of the Lender hereunder;

         (e) it becomes unlawful for the Borrower to perform any obligation hereunder, under the Letter Agreements or under the Note or for the investment in Maxtor Corporation to be consummated, or for the Guarantor to perform its obligations under the Guaranty;

         (f) the Borrower or the Guarantor shall fail to pay any money due under any other agreement (whether or not written) or document evidencing, securing, guaranteeing or otherwise relating to indebtedness or monetary obligations of the Borrower or the Guarantor or there occurs any other event of default or other event which, with the giving of notice or the passage of time, or both, would constitute a default or an event of default under any such agreement or document and the effect of which is to accelerate or to permit acceleration of the maturity of such indebtedness or obligation;

         (g) the Guaranty for any reason has been revoked, modified or becomes unacceptable to the Agent or the Lender or the Guarantor has breached any one of the terms thereof;

         (h) any judgment or decree for money damages or for a fine or penalty in excess of One Million Dollars (US$1,000,000) or its equivalent in any other currency is entered against the Borrower or the Guarantor and is not paid, discharged or fully bonded within thirty (30) days;

         (i) the whole or a substantial part of the business or assets of the Borrower or the Guarantor shall, without the prior written consent of the Agent, be confiscated for any reason or sold, transferred or otherwise disposed of;

         (j) the Borrower or the Guarantor shall, without the prior written consent of the Agent (which consent shall not unreasonably be withheld), voluntarily or involuntarily merge or consolidate with any other entity;

         (k) Korea or any competent authority thereof declares any moratorium on the payment of its indebtedness or the indebtedness of any governmental agency or authority thereof or by juridical entities domiciled or resident in Korea or Korea ceases to be a member in good standing of the International Monetary Fund and the International Bank for Reconstruction and Development; the international monetary reserves of Korea become subject to any





                                        20                       Page 168 of 194
         mortgage, lien, security interest, pledge, charge, or other encumbrance or preferred arrangement; or Korea segregates all or a portion of its foreign exchange assets or earnings for the benefit of any creditor or class of creditors;

         (l) the Borrower or the Guarantor becomes insolvent or unable to pay its debts when due or the Borrower or the Guarantor commits or permits any act of bankruptcy, which term shall include (i) filing a petition in any bankruptcy, reorganization, compulsory composition, winding-up or liquidation proceeding or other proceeding analogous in purpose or effect, (ii) failing to have any such petition filed by any other party discharged within thirty (30) days, (iii) application for or consent to the appointment of a receiver or trustee for the bankruptcy, reorganization, compulsory composition, winding-up or liquidation of the Borrower or the Guarantor, (iv) making an assignment for the benefit of creditors, (v) the admission in writing by the Borrower or the Guarantor of its inability to pay its debts,
         (vi) the entry of any court order or judgment confirming the bankruptcy or insolvency of the Borrower or the Guarantor or approving any reorganization, compulsory composition, winding-up or liquidation of the Borrower or the Guarantor or a substantial portion of its respective assets or (vii) any meeting of the Borrower or the Guarantor is convened or any other preparatory steps are taken for the purposes of considering an application for an administration order in relation to the Borrower or the Guarantor or such an administration order is made by a court; or

         (m) any circumstances occur which in the opinion of the Agent provide reasonable grounds for belief that the Borrower or the Guarantor may not (or may not be able to) perform its obligations hereunder, under the Letter Agreements, under the Note or under the Guaranty, as the case may be.

10.02 Consequences of Default. (a) Upon the happening of any of the foregoing Events of Default and at the option of the Lender, (i) the obligation of the Agent and/or the Lender to permit Drawdowns shall immediately cease; (ii) the Agent may and, upon the written instruction of the Lender, shall declare, by notice to the Borrower, the principal of and accrued interest on the Loan and all other amounts then owed by the Borrower to the Agent and the Lender immediately due and payable; provided, that upon the happening of any event specified in Section 10.01(1), the principal of and accrued interest in the Loan and all other amounts then owed by the Borrower to the Agent and the Lender shall become immediately due and payable and the obligations of the Agent and/or the Lender to permit Drawdowns shall immediately cease without any notice to the Borrower; (iii) the Agent may take any other action, exercise any other right or pursue any other remedy conferred upon the Agent and/or the Lender by this Agreement, the Note or the Guaranty or by any applicable law or regulation or otherwise as a consequence of such Event of Default.

         (b) The Borrower shall also pay to the Lender on demand such additional amounts as may be necessary to compensate the Lender for any costs or losses resulting from such Event of Default. No waiver of any Event of Default shall constitute a waiver of any other or any succeeding Event of Default except to the extent provided in such waiver.





                                        21                       Page 169 of 194

Article 11.  Agent and Lender.

11.01 Appointment. The Lender hereby appoints the Agent to act as its agent as herein specified and irrevocably authorizes the Agent to take such action on its behalf under the provisions of this Agreement and any other agreements and instruments referred to herein and to exercise such powers hereunder and thereunder as are specifically delegated to the Agent and such powers as are reasonably incidental thereto. In performing its functions and duties hereunder the Agent does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Borrower.

11.02 Decision of Lender. The Agent shall to the extent practicable under the circumstances consult with the Lender prior to taking action on behalf of the Lender under this Agreement. The Agent shall not take any action contrary to the written direction of the Lender and shall take any lawful action in accordance with the provisions of this Agreement prescribed in a written direction of the Lender. The Agent may decline to take any action except upon the written direction of the Lender and the Agent may obtain a ratification by the Lender of any action taken by it under this Agreement. In each case the Agent shall have no liability to the Borrower or the Lender for any action taken by it upon the direction of the Lender or if ratified by the Lender, nor shall the Agent have any liability for any failure to act (except as contemplated in Section 11.07) unless the Agent has been instructed to act by the Lender. Notwithstanding anything herein to the contrary, the Agent need not take any action on behalf of the Lender unless and until it is indemnified to its satisfaction for any and all consequences of such action.

11.03 Reimbursement for Expenses. The Lender agrees to reimburse the Agent for its own account for all expenses incurred by the Agent for which the Agent is entitled to reimbursement from the Borrower pursuant to
         Section 3.07, in the event the Borrower fails to make such reimbursement.

11.04 Liability and Credit Appraisal. Neither the Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted by it or them hereunder, or in connection herewith, except for its or their gross negligence or willful misconduct. The Agent shall not be responsible for any recitals, statements, representations or warranties herein or in any information supplied by or on behalf of the Borrower or the Guarantor or for the execution, effectiveness, genuineness, validity or enforceability of the Loan, this Agreement, the Letter Agreements, the Note, the Guaranty or any other document executed in connection herewith, or be required (except upon the written direction of the Lender) to make any inquiry concerning the performance or observance by the Borrower of any of the terms, provisions or conditions of this Agreement or by the Guarantor of the Guaranty. The Lender represents and warrants to the Agent that it has made an independent credit investigation and appraisal of the Borrower and the Guarantor on the basis of such documents and information as it has deemed appropriate and that it has entered into this Agreement on the basis of such independent appraisal, and the Lender represents and warrants that it shall continue to make its own credit appraisal. The Lender agrees to indemnify and hold the Agent harmless from and against any and all liabilities, damages, penalties, judgments, suits, expenses and other costs of any kind or nature whatsoever





                                        22                       Page 170 of 194
         imposed on, incurred by or asserted against the Agent in respect of their obligations hereunder, except for its gross negligence or willful misconduct.

11.05 Reliance by Agent. The Agent shall be entitled to rely upon any communication or document believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and to act upon the advice of legal counsel and other experts selected by it concerning all matters pertaining to this Agreement and its duties hereunder, and shall not be liable to any of the other parties hereto for any of the consequences of such reliance. The Agent may rely for the purposes of the giving of notice or the disbursement of funds on the name and address of the Lender contained herein or as notified to the Agent pursuant to Section 12.11.

11.06 Agent; Other Banking. The Agent and its affiliates may, without liability to account, engage in any kind of banking, trust or other business with the Borrower as if it were not the Agent or affiliate. In addition, the Agent and each of its affiliates shall be entitled to receive from the Borrower its portion of any fee in connection with this transaction without any liability to account therefor to the Lender except as the Agent and its affiliates may have expressly agreed.

11.07 Payments, Notices and Determinations by the Agent. (a) The Agent shall distribute to the Lender in like funds upon receipt the Lender's share of all amounts of principal and interest, and to the Lender its share of all fees and all other amounts received by the Agent from the Borrower hereunder on behalf of the Lender. If at any time the Agent makes available to the Lender amounts due from the Borrower hereunder, which the Borrower has failed to make available to the Agent, the Lender shall on request forthwith refund such amounts to the Agent together with interest thereon at the rate which is notified by the Agent to the Lender as representing the cost to the Agent of funding (whether in Dollars or any other currency) such amounts.

         (b) The Agent shall promptly notify the Lender of all notices served by the Borrower. Determinations of Interest Rates, Interest Periods, Interest Determination Dates, funding costs and amounts of interest, default interest and other sums due hereunder contained in notices from the Agent shall be conclusive and binding on the Borrower and the Lender, absent manifest error in computation or transmission.

11.08 Successor Agent. Subject to the appointment and acceptance of a successor agent as provided below, the Agent may resign at any time by giving written notice thereof to the Lender and the Borrower, and the Agent may be removed at any time with or without cause by the Lender. Upon any such resignation or removal, the Lender shall have the right to appoint a successor agent. If no successor agent shall have been so appointed by the Lender and shall have accepted such appointment within thirty (30) days after the retiring Agent's giving of notice of resignation or the Lender's removal of the retiring Agent, then the retiring Agent may, on behalf of the Lender, appoint a successor agent, which shall be a bank which has an office in Hong Kong or in Seoul, Korea. Upon the acceptance of any appointment as Agent hereunder by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any





                                        23                       Page 171 of 194
         retiring Agent's resignation or removal hereunder as Agent, the provisions of this Article 11 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent hereunder. Notwithstanding the above, if all the parties hereto agree in writing, the Agent may assign all of its rights and obligations hereunder without having to comply with the above provisions of this Section 11.08.

Article 12.  Miscellaneous.

12.01 Term. The term of this Agreement shall commence on the date first set forth above and shall end on the Repayment Date hereunder or, if later, upon payment in full of all principal, interest and other sums payable by the Borrower hereunder or under the Note. The representations and warranties of the Borrower set forth herein shall survive the making of the Loan and the indemnities of the Borrower contained herein shall survive repayment of the Loan.

12.02 Entire Agreement. This Agreement and the documents referred to herein constitute the entire obligation of the parties hereto with respect to the subject matter hereof and shall supersede any prior expressions of intent or understandings with respect to this transaction. Any amendment hereto shall be in writing, signed by or on behalf of the parties hereto.

12.03 Waiver; Cumulative Rights. The failure or delay of the Agent or the Lender to require performance by the Borrower of any provision of this Agreement shall not affect its right to require performance of such provision unless and until such performance has been waived in writing by the Agent in accordance with the terms hereof. Each and every right granted to the Agent or the Lender hereunder or under any other document or instrument delivered hereunder or in connection herewith, or allowed to it at law shall be cumulative and may be exercised in part or in whole from time to time.

12.04 Assignment. (a) This Agreement shall be binding upon and shall be enforceable by the Borrower, the Agent and the Lender and their respective heirs, successors and assigns, except that the Borrower shall have no right to assign or transfer its rights or obligations hereunder. An assignment by the Lender of all or a part of its rights and obligations hereunder may be made by giving to the Agent and the Borrower a notice of assignment, or by giving to the Agent a transfer certificate substantially in the form of Exhibit E hereto. Upon any transfer, assignment or subparticipation by the Lender, the transferee, assignee or subparticipant shall be entitled, to the extent of the interest transferred, to the benefit of the indemnities, tax reimbursements and rights of set-off of a Lender pursuant to the provisions of this Agreement as fully as if a party hereto. The acts of the Lender or the failure of the Lender to act hereunder shall in all circumstances be conclusive and binding on any transferee, assignee or subparticipant of the Lender's interest hereunder.

         (b) The Agent or the Lender may disclose to any potential assignee, transferee or sub-participant of all or any part of its rights or obligations under this Agreement or to any Person who may otherwise enter into contractual relations with the Agent or the Lender in relation to this Agreement, such information about the Borrower and/or its related entities as the Agent or the Lender thinks fit.





                                        24                       Page 172 of 194

12.05 Indemnification. The Borrower agrees to indemnify and hold harmless the Agent and the Lender from and against any and all losses, claims, damages and liabilities caused by any untrue or misleading statements made to the Agent or the Lender or caused by any omission of a material fact necessary to make the statements so made not misleading.

12.06 Governing Law. This Agreement and the Note shall be governed by and construed in accordance with the laws of the State of New York.

12.07 Waiver of Sovereign Immunity. The Borrower represents and warrants that this Agreement, the Letter Agreements and the Note are commercial rather than public or governmental acts and that the Borrower is not entitled to claim immunity from legal proceedings with respect to itself or any of its property on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this agreement, the Letter Agreements and the Note. To the extent that the Borrower or any of its properties has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on the grounds of sovereignty or otherwise, the Borrower hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement and the Note.

12.08 Jurisdiction. (a) The Borrower irrevocably consents that any legal action or proceeding against it or any of its property with respect to this Agreement, the Letter Agreements and the Note may be brought in any court of the State of New York or any Federal court of the United States of America located in the City and State of New York, United States of America, or in any court located in Seoul, Korea, as the Agent or the Lender may elect, and by execution and delivery of this Agreement the Borrower hereby irrevocably submits to and accepts with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Borrower hereby irrevocably designates, appoints and empowers Hyundai Corp. (U.S.A.) at 300 Sylvan Ave., Englewood Cliffs, N.J. 07632, U.S.A. for the time being as its agent to receive for and on its behalf service of process in the State of New York in any legal action or proceeding with respect to this Agreement and the Note. It is understood that a copy of any such process served on such agent shall be promptly forwarded by registered airmail by the person commencing such proceeding to the Borrower at its address set forth in Section 12.11, but the failure of the Borrower to receive such copy shall not affect in any way the service of process as aforesaid. The Borrower further irrevocably consents to service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified airmail, postage prepaid, to the Borrower at its address set forth in Section 12.11. Nothing herein shall affect the right of the Agent to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Borrower in any other jurisdiction. The Borrower further agrees that, to the extent permitted by law, final judgment against it in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the State of New York by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its indebtedness.





                                        25                       Page 173 of 194

         (b) The Borrower hereby waives any right it may have under the laws of any jurisdiction to commence by publication any legal action or proceeding with respect to this Agreement or any document or agreement executed pursuant hereto. The Borrower hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to any suit, action or proceeding arising out of or relating to this Agreement, the Letter Agreements and the Note being brought in the State of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in a court in the State of New York has been brought in an inconvenient forum.

12.09 Waiver of Jury Trial. EACH OF THE BORROWER, THE AGENT AND THE LENDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.10 Set-Offs. To the extent permitted by law, the Lender shall have the right to apply amounts on deposit or account with the Lender, at its head office or at any branch, subsidiary or affiliate of its head office in reduction of amounts past due hereunder and under the Note.

12.11 Notices. Any communication, demand or notice to be given hereunder shall be given in writing by hand or sent by mail, facsimile transmission or telex as follows:

         To the Borrower:         HYUNDAI CORPORATION
                                  140-2, Kye-dong
                                  Chongro-ku, Seoul
                                  Korea

                                  Attention: Finance Department
                                  FACSIMILE: (822) 746-1090
                                  TELEPHONE: (822) 746-1832
                                  TELEX:     K23175 HDCORP


         To the Agent
         and Lender:              AMERICAN EXPRESS BANK LTD.
                                  Singapore Branch
                                  16 Collyer Quay
                                  Raffles Place
                                  Singapore 0104

                                  Attention: Mr. Barat Parshar
                                             Senior Director

                                  FACSIMILE: (65) 534-3022
                                  TELEPHONE: (65) 538-4833
                                  TELEX:     RS 21172

         or to each party, at such other address or number as such party may designate by notice in writing to the other party. Notices delivered by hand shall be deemed received upon





                                        26                       Page 174 of 194
         delivery; notices sent by postage prepaid registered airmail shall be deemed received seven (7) days after sending and notice sent by facsimile or telex shall be deemed received at the time of the dispatch thereof, answerback received or appropriate evidence of receipt confirmed.

         All notices, demands, requests, statements or other communications to be made or given by the Borrower hereunder shall be in the English language. Any documents required to be delivered pursuant to this Agreement which are not in the English language must be accompanied by a certified English language translation thereof and in the event of any conflict between the original of the document and the English language translation thereof, the English language translation shall prevail.

12.12 Severability. If any one or more of the provisions contained in this Agreement or any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

12.13 Counterparts. This Agreement may be signed in any number of counterparts. Any single counterpart or a set of counterparts signed, in either case, by all the parties hereto shall constitute a full and original agreement for all purposes.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized signatories as of the day and year first written above.


                 BORROWER:        HYUNDAI CORPORATION

                                  By: /s/  Doo Soo Kang
                                      ----------------------
                                  Name:    DOO SOO KANG
                                  Title:


                 AGENT:           AMERICAN EXPRESS BANK LTD.

                                  By: /s/  S.D. Lee
                                      ----------------------
                                  Name:    S.D. LEE
                                  Title:   Senior Director


                 LENDER:          AMERICAN EXPRESS BANK LTD.

                                  By: /s/  S.D. Lee
                                      ----------------------
                                  Name:    S.D. LEE
                                  Title:   Senior Director





                                        27                       Page 175 of 194

                                    GUARANTY

                                                                January 28, 1994

To:      AMERICAN EXPRESS BANK LTD.
         16 Collyer Quay
         Raffles Place
         Singapore 0104

         as Agent for
         American Express Bank Ltd. as lender
         named in the Loan Agreement
         referred to below

Dear Sirs:

1.       Guaranty

1.01 We, the undersigned, Hyundai Heavy Industries Co., Ltd. (the "Guarantor"), for and in consideration of the Lender (as defined hereinafter) entering into the Loan Agreement (as defined hereinafter) with, and making the Advances to, Hyundai Corporation (the "Borrower") and for other good and valuable consideration which the Guarantor hereby acknowledges having received, hereby irrevocably and unconditionally:

         (a) guarantee to American Express Bank Ltd. as agent (including its successors or assigns, the "Agent"), and American Express Bank Ltd. as lender (including any successor or assigns, the "Lender") the prompt performance by the Borrower (including its permitted successors and assigns under the Loan Agreement hereinafter referred to) of all its obligations under or in connection with the loan agreement (the "Loan Agreement") dated January 28, 1994 and made by and among the Borrower, the Lender and the Agent for advances of up to US$37,499,000 and the payment of all sums payable now or in the future to the Agent, and the Lender by the Borrower thereunder or in connection therewith in each case when and as the same shall become due; and

         (b) undertake to the Agent that, if and whenever the Borrower shall be in default in the payment of any sum to be payable by the Borrower to the Agent or the Lender under or in connection with the Loan Agreement, the Guarantor shall pay such sum on demand against a certificate of the Agent stating the amount due and stating that the Borrower has failed to fulfill any one or more obligations under the Loan Agreement, which certificate shall be conclusive as to the amount due save for manifest error.

         Terms defined in the Loan Agreement shall bear the same meanings when used herein.

1.02 Without prejudice to the rights of the Agent and the Lender against the Borrower, the Guarantor unconditionally and irrevocably agrees that, if any sums hereby guaranteed are not recoverable on the basis of a guarantee (whether by reason of any legal limitation, illegality, disability or incapacity on or of the Borrower or the Guarantor or any other Person or by reason of any other fact or circumstance and whether or not known to or discoverable by the





                                        28                       Page 176 of 194

         Agent), then the Guarantor will, as a separate independent stipulation and as a primary obligor, on demand indemnify the Agent and the Lender against any loss or liability suffered or incurred by the Agent and the Lender as a result thereof.

1.03 The Guarantor hereby agrees that this Guaranty shall be a continuing security and shall not be satisfied, discharged or affected by any intermediate payment or settlement of any sum or sums owing or payable by the Guarantor hereunder and shall remain in full force and effect until the moneys and liabilities hereby guaranteed have been unconditionally and irrevocably paid and discharged in full to the satisfaction of the Agent and the Lender.

1.04 Any settlement or discharge under this Guaranty between the Agent and the Lender and the Guarantor shall be conditional upon no security or payment to the Agent by the Borrower, the Guarantor or any other Person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force, and if such condition is not satisfied, the Agent shall be entitled to recover from the Guarantor on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred.

1.05 The obligation of the Guarantor hereunder shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate the Guarantor from its obligations hereunder in whole or in part, including without limitation, and whether or not known to or discoverable by the Guarantor, the Borrower, the Agent or any other Person:

         (a) any time or waiver granted to or composition with the Borrower or any other Person; or

         (b) the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Borrower or any other Person; or

         (c) any legal limitation, disability, dissolution, incapacity or other circumstances relating to the Borrower or any other Person including, without limitation, the event that Korea or Hong Kong or any competent authority thereof declares any moratorium on the payment of its indebtedness by any governmental agency or authority thereof or by juridical entities domiciled or resident in Korea or Hong Kong; or

         (d) any amendment or supplement to the Loan Agreement or any other document or security; or

         (e) the dissolution, amalgamation, reconstruction or reorganization of the Borrower or any other Person; or

         (f) the unenforceability or invalidity of any obligations of the Borrower or any other Person under the Loan Agreement or any other document or security.

1.06     The Guarantor acknowledges and agrees that:

         (a) it has not received any security from the Borrower or any other Person for the giving of this Guaranty and it will not take any such security without the prior written consent of





                                        29                       Page 177 of 194
                 the Agent and the Guarantor will hold any security taken in breach of this provision in trust for the Agent;

         (b) the Agent shall not be bound to enforce any guarantee or security or to proceed with or take any other steps against the Borrower or any other Person before enforcing this Guaranty; and

         (c) this Guaranty shall be in addition to, and not in substitution for, any other rights which the Agent may now or hereafter have under or by virtue of any guarantee, security, agreement or lien or by operation of law or under any collateral or other security now or hereafter held by the Agent or to which the Agent may be entitled.

1.07 Until the moneys and liabilities hereby guaranteed have been unconditionally and irrevocably paid and discharged in full to the satisfaction of the Agent and the Lender, the Guarantor shall not by virtue of any payment made hereunder on account of such moneys and liabilities or otherwise howsoever:

         (a) be subrogated to any rights, security or moneys held, received or receivable by the Agent and the Lender; or

         (b) be entitled to exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement; or

         (c) exercise any right of set-off or counterclaim against the Borrower or any such co-surety; or

         (d) receive claims or have the benefit of any payment, distribution, security or indemnity from the Borrower or any such co-surety; or

         (e) unless so directed by the Agent (when the Guarantor will prove in accordance with such directions), claim as a creditor of the Borrower or any such co-surety in competition with the Agent.

         The Guarantor shall hold in trust for the Agent and forthwith pay or transfer (as appropriate) to the Agent any such payment (including an amount equal to any such set-off), distribution or benefit of such security, indemnity or claim in fact received by it.

1.08 The Agent may at any time keep in a separate account (without liability to pay interest thereon) for as long as it may think fit, any moneys received, recovered or realized under this Guaranty or under any other guarantee, security or agreement relating in whole or in part to the moneys and liabilities hereby guaranteed without being under any intermediate obligation to apply the same or any part thereof in or towards the discharge of such amount, until all moneys and liabilities hereby guaranteed have been unconditionally and irrevocably paid in full to the satisfaction of the Agent and the Lender.





                                        30                       Page 178 of 194

2.       REPRESENTATIONS AND WARRANTIES

2.01 The Guarantor hereby represents and warrants to the Agent and the Lender that:

         (a) it is a corporation (chusik hoesa) duly organized and validly existing under the laws of Korea;

         (b) it has all necessary powers and authority to issue this Guaranty and to perform and observe the obligations contained herein and this Guaranty has been validly authorized by the Board of Directors of the Guarantor (in full compliance with the requirements of Article 398 of the Korean Commercial Code and Article 124 of the Korean Civil Code, if applicable) and this Guaranty constitutes the legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms;

         (c) neither the giving of this Guaranty nor the observance of its terms including without limitation the making of payments hereunder in Dollars contravenes any law, decree, ordinance, or similar enactment binding on it; nor does the giving of this Guaranty or the observance of its terms contravene any existing mortgage, contract or agreement binding on the Guarantor;

         (d) there are no proceedings pending before any court or to its knowledge threatened against or affecting the Guarantor, the Borrower or any of the Guarantor's subsidiaries and there are no proceedings pending before any governmental agency or administrative body or to its knowledge threatened against the Guarantor, the Borrower or any of the Guarantor's subsidiaries which if adversely determined would materially and adversely affect the Guarantor's financial condition or the Guarantor's ability to pay under the terms and conditions of this Guaranty and the Guarantor's obligations hereunder rank and shall rank throughout the life hereof at least pari passu with all other unsecured indebtedness of the Guarantor except for certain indebtedness preferred by mandatory provisions of law;

         (e) the Guarantor has not taken any corporate action and no other steps have been taken or legal proceedings started or threatened against it for its winding-up, dissolution or reorganization or for the appointment of a receiver, trustee or similar officer of it or of any or all of its assets and revenues;

         (f) this Guaranty constitutes the Guarantor's legal, valid and binding obligations from the date hereof and will not be discharged except by complete performance of the respective obligations of the Borrower contained in the Loan Agreement and the agreements executed pursuant thereto and the Guarantor's obligations under this Guaranty;

         (g) the Borrower is a corporation duly organized, and validly existing under the laws of Korea, with which the Guarantor has common business interest; and

         (h) the Guarantor's balance sheet as at December 31, 1992, and the related statements of income and retained earnings for the fiscal year then ended, copies of which have been provided to the Agent, fairly present the Guarantor's financial condition as at the date of such balance sheet and the results of the Guarantor's operations for the period ended on





                                        31                       Page 179 of 194
                 such date all in accordance with generally accepted accounting principles in Korea consistently applied and since the date of such balance sheet there has been no material adverse change in the Guarantor's financial condition or operations.

3.       UNDERTAKINGS

3.01 The Guarantor undertakes that throughout the period of this Guaranty it shall provide the Agent with copies of the Guarantor s unaudited financial statements upon request of the Agent and the Guarantor's audited financial statements on an annual basis as soon as they are available but in any event not later than 90 days after the close of such fiscal period covered by an unaudited financial statements and not later than 120 days after the close of such fiscal period covered by an audited financial statements, and such other information regarding the Guarantor's financial status as the Agent may reasonably request.

3.02 Each financial statement provided hereunder shall have been prepared in accordance with generally accepted Korean accounting principles consistently applied, and be accompanied by a certificate of its duly authorized officer stating that as of the date of such financial statement the Guarantor is in full compliance with all terms and conditions hereof.

3.03 The Guarantor shall do all things necessary or desirable to ensure that any licenses or consents required to enable the Guarantor to enter into and perform this Guaranty are maintained in full force and effect and to secure to the Lender the full benefit of this Guaranty. The Guarantor hereby agrees to obtain, comply with the terms of and do all that is necessary in order to lawfully enter into and perform its obligations under this Guaranty. The Guarantor hereby agrees that it will, from time to time on a request of the Agent furnish the Agent with such information about its financial condition as the Agent may reasonably request.

4.       PAYMENTS AND CALCULATIONS, INTEREST

4.01 All payments to be made by the Guarantor to the Agent under this Guaranty shall be made by not later than 10:00 a.m. (New York time) on the due date in same day Dollar funds or in such other funds and/or settled in such other manner as the Agent will specify as being customary at the time for the settlement of international transactions of the type contemplated by this Guaranty, to the account of the Agent with such bank account in New York as the Agent may from time to time notify to the Guarantor.

4.02 If any sum shall become due on a day which is not a Banking Day, the due date thereof shall be extended to the next succeeding Banking Day, unless such Banking Day falls in the next calendar month, in which event such due date shall be the immediately preceding Banking Day.

4.03 In the event that the Agent does not receive on the due date any sum due under this Guaranty, the Guarantor shall pay to the Agent on demand interest on such sum from and including the due date therefor to the date of actual payment (after as well as before judgment) at the rate per annum determined in accordance with the terms of Section
         3.03 of the Loan Agreement. Any such interest which remains unpaid shall be compounded at the





                                        32                       Page 180 of 194
         end of each such interest period. All payments of interest hereunder shall be calculated on the basis of actual days elapsed in a 360 day year.

5.       EXPENSES

5.01 The Guarantor shall pay to the Agent on demand all costs, fees and expenses (including, but not limited to, legal fees and expenses) and Taxes (as hereinafter defined) thereon incurred by the Agent in connection with the preserving or enforcing of, any of its rights under this Guaranty.

5.02 The Guarantor shall pay promptly all stamp, documentary and other like present and future taxes, duties, imposts, charges, fees, deductions or withholdings of any nature (herein referred to as "Taxes") to which this Guaranty may be subject or give rise and shall indemnify the Agent on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Guarantor to pay any such Taxes.

6.       CURRENCY INDEMNITY

6.01 If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Guarantor or the liquidation of the Guarantor or for any other reason, any payment under or in connection with this Guaranty is made or fails to be satisfied in a currency (the "payment currency") other than the currency in which such payment is due under or in connection with this Guaranty (the "contractual currency"), then to the extent that the amount of such payment actually received by the Agent, when converted into the contractual currency at the rate of exchange, falls short of the amount due under or in connection with this Guaranty, the Guarantor, as a separate and independent obligation, shall indemnify and hold harmless the Agent against the amount of such shortfall. For the purposes of this Clause 6.01, "rate of exchange" means the rate at which the Agent is able on or about the date of such payment to purchase the contractual currency with the payment currency and shall take into account any premium and other costs of exchange with respect thereto.

7.       NO COUNTERCLAIM, TAXATION

7.01 All payments to be made by or on behalf of the Guarantor to the Agent pursuant to this Guaranty shall be made (a) without any set-off, counterclaim or condition whatsoever and (b) free and clear of, and, without deduction for or on account of, any present or future Taxes, unless the Guarantor is required by law or regulation to make any such payment subject to any Taxes.

7.02 In the event that the Guarantor is required by any law or regulation to make any deduction or withholding on account of any Taxes from any payment due under this Guaranty, then:

         (a) the Guarantor shall notify the Agent promptly as soon as it becomes aware of such requirement;

         (b) the Guarantor shall remit promptly the amount of such Taxes to the appropriate taxation authority, and in any event prior to the date on which penalties attach thereto;





                                        33                       Page 181 of 194

         (c) such payment shall be increased by such amount as may be necessary to ensure that the Agent receives a net amount, free and clear of all Taxes, equal to the full amount which the Agent would have received had such payment not been subject to such Taxes; and

         (d) the Guarantor shall indemnify the Agent and the Lender against any liability of any of them in respect of such Taxes.

7.03 Not later than thirty days after each deduction or withholding of any such Taxes, the Guarantor shall forward to the Agent evidence satisfactory to the Agent that such Taxes have been remitted to the appropriate taxation authority.

8.       SET-OFF

8.01 The Guarantor hereby authorizes the Agent and the Lender (without prior notice) to apply any credit balance (whether or not then due) which is at any time held by the Agent and the Lender for the account of the Guarantor at any office of the Agent and the Lender in or towards satisfaction of any sum then due from the Guarantor to the Agent or the Lender under this Guaranty and unpaid. The Agent is authorized to use all or any part of any such credit balance to buy such other currencies as may be necessary to effect such application. The Agent shall not be obliged to exercise any of its rights under this Clause 8.01, which shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other rights to which the Agent is at any time otherwise entitled (whether by operation of law, contract or otherwise).

9.       COMMUNICATIONS

9.01 Any communication, demand or notice to be given to the Guarantor hereunder shall be deemed to be given when delivered in writing by mail or when sent by telex or facsimile to:

                 To Guarantor:    Hyundai Heavy Industries Co., Ltd.
                                  140-2, Kye-dong
                                  Chongro-ku, Seoul
                                  Korea

                                  FACSIMILE: (822) 746-4662
                                  TELEX:     K28361 HDYARD

         or to such other address or telex number that the Guarantor shall notify the Agent.

9.02 All communications and documents delivered pursuant to or otherwise relating to this Guaranty shall either be in English or accompanied by a certified English translation.

9.03 A certificate or determination of the Agent as to any matter provided for in this Guaranty, in the absence of manifest error, shall be conclusive and binding on the Guarantor.





                                        34                       Page 182 of 194

10.      ASSIGNMENTS AND TRANSFERS

10.01 This Guaranty shall be binding upon and inure to the benefit of the Agent, the Lender and the Guarantor and their respective successors and permitted assigns and references in this Guaranty to any of them shall be construed accordingly.

10.02 The Guarantor may not assign or transfer any of its rights and/or obligations under this Guaranty.

10.03 The Agent or the Lender may assign all or any part of its rights hereunder to any assignee of all or a similar proportion of its rights under the Loan Agreement in accordance with the terms of the Loan Agreement, without the consent of the Guarantor. The Agent shall notify the Guarantor upon any such assignment.

10.04 The Agent or the Lender may disclose to any potential assignee or transferee of all or any part of its rights or obligations under this Guaranty or to any Person who may otherwise enter into contractual relations with the Agent or the Lender in relation to this Guaranty, such information about the Guarantor and/or its related entities as the Agent or the Lender thinks fit.

11.      MISCELLANEOUS

11.01 Time shall be of the essence in the performance of the obligations by the Guarantor under this Guaranty. No delay or omission on the part of the Agent in exercising any right, power or remedy under this Guaranty shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law.

11.02 No failure to exercise any right, power or privilege under this Guaranty on the part of the Agent shall operate as a waiver thereof. No waiver by the Agent of any terms of this Guaranty shall be effective unless in writing.

11.03 If at any time any one or more of the provisions in this Guaranty are or become invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality and enforceability of the remaining provisions of this Guaranty shall not be in any way affected or impaired thereby.

11.04 The obligations of the Guarantor under this Guaranty shall remain in full force and effect until the Agent shall have received all amounts due or to become due to it hereunder in accordance with the terms hereof. Without prejudice to the foregoing, the obligations of the Guarantor under Causes 1.04, 4.03, 5 and 6 shall survive the repayment of the Loan.

12.      LAW AND JURISDICTION

12.01 This Guaranty shall be governed by, and construed in accordance with, the laws of the State of New York in all respects, including matters of construction, validity and performance.





                                        35                  Page 183 of 194

12.02 Any litigation arising out of or in connection with this Guaranty and any action or proceeding to execute or otherwise enforce any judgment obtained against the Guarantor for breach hereof, may be instituted in the courts of the State of New York or any Federal court of the United States of America located in the City of New York, or any court located in Seoul, Korea, as the Agent or the Lender may elect, and by execution and delivery of this Guaranty the Guarantor generally and unconditionally submits to each such jurisdiction. The foregoing, however, shall not limit the rights of the Agent or the Lender to bring any legal action or proceeding or to obtain execution of judgment in any other jurisdiction, whether concurrently or not.

12.03 The Guarantor hereby irrevocably and unconditionally designates, appoints and empowers the Representative Office of the Guarantor Currently at 300 Sylvan Ave., Englewood Cliffs, N.J. 07632, U.S.A. as its agent to receive for and on its behalf service of process in the State of New York in any action or proceeding with respect to this Guaranty. The Guarantor does hereby agree that the failure of the aforementioned agent to give notice to the Guarantor of any such service shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon. The foregoing, however, shall not limit the right of the Agent or the Lender to serve process in any other manner permitted by law.

12.04 The Guarantor does hereby waive, to the fullest extent permitted by applicable law, any objection which the Guarantor may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty brought in the courts in the State of New York or such other court as the Agent or the Lender may elect in accordance with the terms of this Guaranty, and does hereby further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

12.05 The Guarantor represents and warrants that this Guaranty is a commercial rather than a public or governmental act and that the Guarantor is not entitled to claim immunity from legal proceedings with respect to itself or any of its property on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Guaranty. To the extent that the Guarantor or any of its properties has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on the grounds of sovereignty or otherwise, the Guarantor hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Guaranty.

         IN WITNESS WHEREOF we have executed this Guaranty as of the day and year first above written.

                                              HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                              By    /s/ Yeong Ki Lee
                                                 ----------------------
                                                 Name: YEONG KI LEE
                                                 Title:





                                        36                       Page 184 of 194

                                                                       Exhibit 5

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree* Schedule 13D (including amendments thereto) with respect to the Common Stock, par value US$0.01 per share, of Maxtor Corporation, which agreement may be executed in any number of counterparts and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

Dated:  February 3, 1994.

*   to the joint filing on             HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
    behalf of each of them
    of a Statement on                  By          /s/ Jon Yong Kim
                                           -------------------------------------
                                           JOO YONG KIM
                                           President and Representative Director

                                       HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                       By          /s/  Joo Yong Kim
                                           ------------------------------------
                                           JOO YONG KIM
                                           Attorney-in-fact

                                       HYUNDAI CORPORATION

                                       By          /s/  Joo Yong Kim
                                           ------------------------------------
                                           JOO YONG KIM
                                           Attorney-in-fact

                                       HYUNDAI MERCHANT MARINE CO., LTD.

                                       By          /s/  Joo Yong Kim
                                           ------------------------------------
                                           JOO YONG KIM
                                           Attorney-in-fact




                                        1                        Page 185 of 194

                                                                       Exhibit 6

                        WOON-HYUN LAW AND NOTARY OFFICE

Registered No. 199 4-308





                              NOTARIAL CERTIFICATE





                        WOON-HYUN LAW AND NOTARY OFFICE
                          223, NAEJA-DONG, CHONGRO-KU,
                                  SEOUL, KOREA





                                        2                        Page 186 of 194

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

         That HYUNDAI HEAVY INDUSTRIES CO., LTD., a Korean corporation ("Company"), hereby makes, constitutes and appoints:

                                  JOO-YONG KIM

as its true and lawful attorney in fact for Company and in its name, place and stead, as its act and deed, and for its use and benefit, to do each and all of the following:

         1. To exercise all voting, consent, approval and other similar rights of Company with respect to capital stock of Maxtor Corporation, whether such rights arise by law, charter document, contract or otherwise.

         2. To enter into agreements, execute and deliver instruments and take such other actions as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action) for the purpose of exercising all rights of Company referred to in paragraph 1 above.

         3. To execute, file and deliver such reports, schedules, notices and other documents, and any amendments thereto or other actions relating thereto, relating to or connected with Maxtor Corporation or capital stock of Maxtor Corporation as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action), including without limitation one or more Schedules 13D under the Securities Exchange Act of 1934, as amended, any amendments thereto and any joint filing agreement relating thereto.

         GIVING AND GRANTING unto said attorney in fact full power and authority to do and perform every act and thing whatsoever incident to the foregoing as fully to all intents and purposes as Company might or could do for itself, hereby ratifying and confirming all that such attorney in fact shall lawfully do or cause to be done by virtue hereof.

         IT WITNESS WHEREOF, Purchaser has executed this power this 1st day of February, 1994.

                                         HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                         By          /s/  Jung-Kook Kim
                                             -----------------------------------
                                             JUNG-KOOK KIM
                                             President & Representative Director





                                        3                        Page 187 of 194

                                   Registered No. 199 4-308

                                   Notarial Certificate

                                   MR. CHAN-KI, HO
                                   attorney in fact of

                                   MR. JUNG-KOOK, KIM PRESIDENT
                                   OF HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                   appeared before me and admitted said
                                   principal's subscription to the attached
                                   POWER OF ATTORNEY

                                   This is hereby attested on this

                                   1st day of FEB, 1994 at this office

                                   WOON-HYUN LAW AND NOTARY OFFICE
                                   223 NAEJA-DONG, CHONGRO-KU
                                   SEOUL, KOREA


                                   ----------------------------------------
                                             Attorney-at-Law



This office has been authorized by the Minister of Justice, Republic of Korea, to act as Notary Public Since Sept. 1, 1979 under Law No. 4544





                                        4                        Page 188 of 194

                                                                       Exhibit 7

                        WOON-HYUN LAW AND NOTARY OFFICE


Registered No. 199 4-309





                              NOTARIAL CERTIFICATE





                        WOON-HYUN LAW AND NOTARY OFFICE
                          223, NAEJA-DONG, CHONGRO-KU,
                                  SEOUL, KOREA





                                        5                        Page 189 of 194

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

         That HYUNDAI CORPORATION, a Korean corporation ("Company"), hereby makes, constitutes and appoints:

                                  JOO-YONG KIM

as its true and lawful attorney in fact for Company and in its name, place and stead, as its act and deed, and for its use and benefit, to do each and all of the following:

         1. To exercise all voting, consent, approval and other similar rights of Company with respect to capital stock of Maxtor Corporation, whether such rights arise by law, charter document, contract or otherwise.

         2. To enter into agreements, execute and deliver instruments and take such other actions as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action) for the purpose of exercising all rights of Company referred to in paragraph 1 above.

         3. To execute, file and deliver such reports, schedules, notices and other documents, and any amendments thereto or other actions relating thereto, relating to or connected with Maxtor Corporation or capital stock of Maxtor Corporation as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action), including without limitation one or more Schedules 13D under the Securities Exchange Act of 1934, as amended, any amendments thereto and any joint filing agreement relating thereto.

         GIVING AND GRANTING unto said attorney in fact full power and authority to do and perform every act and thing whatsoever incident to the foregoing as fully to all intents and purposes as Company might or could do for itself, hereby ratifying and confirming all that such attorney in fact shall lawfully do or cause to be done by virtue hereof.

         IT WITNESS WHEREOF, Purchaser has executed this power this 1st day of February, 1994.

                                         HYUNDAI CORPORATION

                                         By          /s/ Se-Yong Park
                                            -----------------------------------
                                            SE-YONG PARK
                                            President & Representative Director





                                        6                        Page 190 of 194

                                         Registered No. 199 4-309

                                         Notarial Certificate

                                         MR. CHAN-KI, HO
                                         attorney in fact of

                                         MR. SE-YONG, PARK PRESIDENT OF HYUNDAI
                                         CORPORATION

                                         appeared before me and admitted said
                                         principal's subscription to the
                                         attached POWER OF ATTORNEY

                                         This is hereby attested on this

                                         1st day of FEB, 1994 at this office

                                         WOON-HYUN LAW AND NOTARY OFFICE
                                         223 NAEJA-DONG, CHONGRO-KU
                                         SEOUL, KOREA

                                         ______________________________________
                                                    Attorney-at-Law



This office has been authorized by the Minister of Justice, Republic of Korea, to act as Notary Public Since Sept. 1, 1979 under Law No. 4544





                                        7                        Page 191 of 194

                                                                       Exhibit 8

                        WOON-HYUN LAW AND NOTARY OFFICE


Registered No. 199 4-310





                              NOTARIAL CERTIFICATE





                        WOON-HYUN LAW AND NOTARY OFFICE
                          223, NAEJA-DONG, CHONGRO-KU,
                                  SEOUL, KOREA





                                        8                   Page 192 of 194

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

         That HYUNDAI MERCHANT MARINE CO., LTD., a Korean corporation ("Company"), hereby makes, constitutes and appoints:

                                  JOO-YONG KIM

as its true and lawful attorney in fact for Company and in its name, place and stead, as its act and deed, and for its use and benefit, to do each and all of the following:

         1. To exercise all voting, consent, approval and other similar rights of Company with respect to capital stock of Maxtor Corporation, whether such rights arise by law, charter document, contract or otherwise.

         2. To enter into agreements, execute and deliver instruments and take such other actions as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action) for the purpose of exercising all rights of Company referred to in paragraph 1 above.

         3. To execute, file and deliver such reports, schedules, notices and other documents, and any amendments thereto or other actions relating thereto, relating to or connected with Maxtor Corporation or capital stock of Maxtor Corporation as, in each case, such attorney in fact deems advisable (which shall be conclusively evidenced by his taking such action), including without limitation one or more Schedules 13D under the Securities Exchange Act of 1934, as amended, any amendments thereto and any joint filing agreement relating thereto.

         GIVING AND GRANTING unto said attorney in fact full power and authority to do and perform every act and thing whatsoever incident to the foregoing as fully to all intents and purposes as Company might or could do for itself, hereby ratifying and confirming all that such attorney in fact shall lawfully do or cause to be done by virtue hereof.

         IT WITNESS WHEREOF, Purchaser has executed this power this 1st day of February, 1994.

                                        HYUNDAI MERCHANT MARINE CO., LTD.

                                        By          /s/ Se-Yong Park
                                          -----------------------------------
                                          SE-YONG PARK
                                          President & Representative Director





                                        9                   Page 193 of 194

                                        Registered No. 199 4-310

                                        Notarial Certificate

                                        MR. CHAN-KI, HO
                                        attorney in fact of

                                        MR. SE-YONG, PARK PRESIDENT OF HYUNDAI
                                        MERCHANT MARINE CO., LTD.

                                        appeared before me and admitted said
                                        principal's subscription to the attached
                                        POWER OF ATTORNEY

                                        This is hereby attested on this

                                        1st day of FEB, 1994 at this office

                                        WOON-HYUN LAW AND NOTARY OFFICE
                                        223 NAEJA-DONG, CHONGRO-KU
                                        SEOUL, KOREA

                                        _____________________________________
                                                   Attorney-at-Law


This office has been authorized by the Minister of Justice, Republic of Korea, to act as Notary Public Since Sept. 1, 1979 under Law No. 4544





                                        10                  Page 194 of 194